
11006778


KNIGHT
TRANSPORTATION
Delivering More.SM


SEC MAIL PROCESSING
APR 12 2011
WASH, D.C.
200
SECTION

Notice of Annual Meeting
To Be Held May 19, 2011

Proxy Statement

2010 Annual Report


KNIGHT
TRANSPORTATION

Delivering More.℠

Dear Fellow Shareholders:

Delivering more to our stakeholders has long been the goal at Knight Transportation. In our drive to deliver more, we have developed proven core competencies manifested through the creation and continuation of successful and profitable businesses that continue to provide valuable services to our customers. Delivering more requires a highly developed leadership team, strategic capital investments in assets and technology, and a strategy modeled around value to our shareholders, customers, and employees. We believe we are well positioned with the right strategic investments and a growth operating model positioned for future freight demand. In the balance of this letter, I'll briefly cover some highlights of 2010 then share with you my view of our industry and the steps we have taken to position Knight to continue as an industry leader in growth and profitability.

2010 Highlights

Overall, we considered 2010 a successful year. Our profitability improved due to a more favorable operating environment and the continued focus by our associates on controlling our operating cost per mile. Financial highlights included the following:

- Total revenue, including fuel surcharge, increased 12.1%, to $730.7 million.
- Net income increased 16.8%, to $59.1 million, or $0.70 per diluted share.
- Average revenue before fuel surcharge per tractor increased 5.2% based on improvements in average revenue per mile and average miles per truck.
- Quarterly and special cash dividends totaled $82.0 million.
- At December 31, 2010, we had approximately $52.4 million in cash and short term investments, and zero debt.

We also strengthened our management team, expanded our services, and opened two additional service centers.

Truckload Industry

Our industry is constantly changing to respond to, and help drive, efficiencies in our customers' global supply chains. For example, changes in inventory carrying costs, fuel prices, environmental concerns, global manufacturing costs, regulatory mandates, and currency exchange rates alter shipping patterns and require flexibility as to import/export location, mode of transportation, traffic patterns, and service standards. Operating in this environment requires management talent, network flexibility, modern technology, multi-mode capability, and disciplined decision-making.

At the same time, certain fundamental characteristics of our industry remain unchanged:

- Nearly 80% of the freight transported in the United States (measured by value) moves by over the road truckload, and this market share is not expected to change materially in the next decade.
- Safe and efficient trucks will be needed to transport all of that freight from point-to-point.

- Carriers must generate sufficient returns to re-invest in, and grow, their fleets to meet economic demand.
- The ability to recruit, develop, and retain professional driving associates will continue to be at a premium.

Accordingly, we must be ready to adapt geographically, by length of haul, and to some extent by mode, even though the truckload industry will continue to grow and play the largest role in moving the goods in our economy. As explained in greater detail below, we believe Knight is positioned exceptionally well to capitalize on the opportunities in our industry.

Delivering More for Customers

Against this industry landscape, customers are demanding more, and Knight is delivering more services, more trucks, and more service centers than ever before. One of our primary objectives over the past several years has been to build out a broad suite of truckload services that concentrate on our core operational strengths while meeting customers' need for multiple, flexible services.


KNIGHT
TRANSPORTATION

Delivering More.℠

We operate nearly 4,000 tractors in five major businesses - dry van, refrigerated, port services, intermodal, and brokerage - that cover the vast majority of our customers' truckload transportation needs.

DRY VAN

Knight Dry Van, our core service offering providing irregular route and dedicated full truckload dry van solutions for our customers, finished the year with just under 3,000 tractors and 8,074 trailers and continues to operate at industry leading margins.

REFRIGERATED

Knight Refrigerated, our irregular route and dedicated refrigerated truckload business, has grown to 642 tractors and 886 trailers and established itself as a leader of growth and profitability in its market.

PORT SERVICES

Knight Port Services, our port and rail drayage truckload business, ended the year with 248 tractors and 48 chassis and continues to grow at a rapid rate while producing the highest return on invested capital of all of our asset based businesses.

INTERMODAL

Knight Intermodal, added in 2010, offers full door to door, ramp to ramp, and ramp to door rail intermodal services through access to 57,000 domestic containers without capital investment on our part.

BROKERAGE

Knight Brokerage, our non-asset based truckload brokerage company, complements our ability to provide truckload solutions to our customers through the use of over 7,900 registered dry van and refrigerated truckload carriers.

We believe our extensive and flexible service offerings will be increasingly valuable to our customers when capacity is tight and solutions are paramount.

Delivering more for customers also means investing in and expanding our fleet to haul more freight, and doing so in a way that promotes safe and environmentally conscious operations.

Over the last six years, we grew our tractor fleet by 47%, a growth rate unparalleled by our major competitors. During this period many trucking companies eliminated investment in their fleets and used cash flow to pay expenses, while Knight maintained a modern fleet and continued to utilize our cash flow to invest in additional capacity and provide shareholder return.


Year-end Tractor Fleet
4000
3500
3000
2500
2000
1500
1000
47%
Jan. 1, 2005
Dec. 31, 2010

Since 2005, we have generated $758 million in cash from operations. During that same period we reinvested $552 million in net capital expenditure and returned $191 million to shareholders in the form of dividends and stock buy-backs. This has resulted in Knight operating a company-owned fleet with an average age of 2.2 years compared to an industry average estimated at 6.7 years.


Average Tractor Age
Years
8
7
6
5
4
3
2
1
0
KNX
Industry Average
(ACT Research)

Twenty years ago, Knight's tractor specifications were for the most aerodynamic tractors available. Since 1998 we have been the leaders in equipping our tractors with engines that provide substantial emissions reductions and by the end of 2011 almost all tractors will have either US EPA 2007 or US EPA 2010 engines. In 2004 we began purchasing only low rolling resistance tires in all wheel positions. In 2010 we also began investing in aerodynamic devices to significantly improve trailer aerodynamics. Our modern fleet of equipment is more fuel efficient, requires less maintenance, and has fewer safety and service interruptions than the aging fleets operated by many competitors.

Finally, delivering more for customers means having the geographic breadth, service center network, and lane density to satisfy their truckload service requirements. We have built out a nationwide service center network capable of serving large and small customers all in geographic major economic centers. Although we have identified additional locations to add over time, our primary focus is to increase volumes in our existing service centers by strengthening our customer relationships, adding new customers, and providing additional truckload services. We believe our existing service center network can support significant fleet growth and a tremendous increase in brokerage and intermodal business.



We believe that customers will grow with the truckload services providers that demonstrate the capability to grow with them and provide capacity solutions. Through our broad suite of truckload services, growing modern fleet, and nationwide service center network, we expect to develop increasingly deep and strategic relationships with existing and potential customers.

Delivering More for Our Associates

Developing successful managers and developing successful driving associates are critical to our business. In 2010 we did both.

Our management team is experienced and well prepared. Organizationally, we keep as much experience 'hands-on' in the business as possible. We do this through qualified leadership teams for each business, or region in the case of our largest dry van business, whereby we have experienced operations, sales, and financial leaders managing the execution of our business model in manageable-sized businesses or regions. This organizational structure aids in the development of our leaders, clear accountability for performance, and the preservation and strengthening of our unique culture. Our business leadership teams are supported by our department leadership who leverage their expertise in full support of the business objectives.

A trucking company is nothing, however, without its driving associates. We recognize and deeply appreciate the professionalism of our driving associates, including the sacrifices sometimes inherent with irregular route truckload transportation. Over the next several years, we expect recruiting, developing, and retaining safe, professional drivers to be the key competency that differentiates the successful service providers in our industry. The constraints on driver capacity are well-understood – aging of the existing driver pool, demographic shifts, new safety and fitness regulations that limit operational hours and may reduce the number of eligible drivers. Overcoming these constraints is critical. Knight offers drivers the resources and support to build a unique career path.

- Our network and operational profile are driver-friendly. With 31 service centers, we offer nationwide opportunities close to home. Our regional routes permit drivers to travel familiar lanes and return home frequently, and this also gives us more opportunities for training and personal contact.
- We offer a modern fleet, competitive pay, and the security of a strong balance sheet.
- We offer our training program, Squire Transportation, that enables us to source new driving associates and develop them into company drivers.
- For experienced drivers, we continue career development through our five-tool driver program, which reinforces principles of safety, customer service, communication, productivity, and equipment operations to develop drivers who excel in their field.

We believe our driver development capabilities are second to none. Recruiting, development, performance – we continue to focus on all aspects of our drivers' experience. Looking forward, we are confident that driver development will continue to be an area of strength for Knight.

Delivering More for Our Shareholders

We continually strive to generate strong returns for our shareholders, and with our leadership owning approximately 27% of the outstanding stock, we are highly motivated to do so. Our goal is to be an industry leader in growth and profitability while generating a double-digit return on invested capital. Over time, we believe achieving these goals will be reflected in our share price. During 2010, when growth opportunities were fewer, we returned $82.0 million in cash dividends to our shareholders. Entering the second quarter of 2011, based on tightening capacity and improving demand, we are focused on growth opportunities.

We are truly grateful for the trust you have placed in us. Through the continued leadership and hard work of our people, we are looking forward to delivering more to our shareholders, and all of our stakeholders, for many years to come.

Sincerely,



Kevin P. Knight
Chairman and CEO

TABLE OF CONTENTS

Table of Contents

KNIGHT TRANSPORTATION, INC.
5601 West Buckeye Road
Phoenix, Arizona 85043

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 19, 2011

To our Shareholders:

You are cordially invited to attend the 2011 Annual Meeting of Shareholders (the "Annual Meeting") of KNIGHT TRANSPORTATION, INC. to be held at 8:30 A.M., Phoenix time, on May 19, 2011, at our corporate headquarters located at 5601 W. Buckeye Road, Phoenix, Arizona 85043. The purposes of the Annual Meeting are to:

1. Elect two Class I directors, each director to serve a term of three years;

2. Conduct an advisory, non-binding vote on executive compensation;

3. Conduct an advisory, non-binding vote on the frequency of holding future advisory, non-binding votes on executive compensation;

4. Ratify the appointment of Grant Thornton LLP as our independent registered public accounting firm for fiscal year 2011; and

5. Transact such other business as may properly come before the Annual Meeting.

The Board of Directors has fixed the close of business on March 31, 2011, as the record date for determining those shareholders who are entitled to receive notice of and vote at the Annual Meeting or any adjournment(s) thereof. Shares of our Common Stock can be voted at the Annual Meeting only if the holder is present at the Annual Meeting in person or by valid proxy. A copy of our 2010 Annual Report to Shareholders, which includes audited consolidated financial statements, is enclosed. YOUR VOTE IS IMPORTANT. TO ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING, YOU ARE REQUESTED TO PROMPTLY DATE, SIGN, AND RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED ENVELOPE. You may also vote on the Internet by completing the electronic voting instruction form found at www.proxyvote.com or by telephone using a touch-tone telephone and calling 1-800-690-6903. The prompt return of your proxy may save us additional expenses of solicitation.

By Order of the Board of Directors,



Adam Miller, Secretary

Phoenix, Arizona
April 8, 2011

Notice of Annual Meeting Letter to Our Shareholders

KNIGHT TRANSPORTATION, INC.
5601 West Buckeye Road
Phoenix, Arizona 85043

PROXY STATEMENT
FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 19, 2011

GENERAL INFORMATION

This Proxy Statement is furnished in connection with the solicitation of proxies from the shareholders of Knight Transportation, Inc. to be voted at the Annual Meeting of Shareholders (the "Annual Meeting") to be held at 8:30 A.M., Phoenix time, on May 19, 2011, at our corporate headquarters located at 5601 W. Buckeye Road, Phoenix, Arizona 85043. **THE ENCLOSED PROXY IS SOLICITED BY OUR BOARD OF DIRECTORS.** If not otherwise specified, all proxies received pursuant to this solicitation will be voted (i) FOR the director nominees named herein; (ii) FOR approval of the advisory resolution on executive compensation; (iii) THREE YEARS regarding the frequency of conducting future advisory votes on executive compensation; (iv) FOR ratification of the appointment of Grant Thornton LLP as our independent registered public accounting firm for fiscal year 2011; and (v) with respect to any other matters properly brought before the Annual Meeting, in accordance with the recommendations of the Board of Directors, or, if no recommendations are given, in accordance with the judgment of the proxy holders.

A Notice of Internet Availability of Proxy Materials (the "Internet Notice") was first mailed on or about April 8, 2011, to shareholders of record at the close of business on March 31, 2011 (the "Record Date"). The Internet Notice will instruct you as to how you may access and review the proxy materials. The Proxy Statement, the proxy card, and our Annual Report are first being made available to shareholders on April 8, 2011.

The terms "we," "our," "us," or the "Company" refer to Knight Transportation, Inc. and its subsidiaries.

Voting Rights

Only holders of record of our Common Stock, par value $0.01 per share ("Common Stock"), at the close of business on the Record Date are entitled to vote at the Annual Meeting, either in person or by valid proxy. Except in the election of directors, shareholders are entitled to one vote for each share held of record on each matter of business to be considered at the Annual Meeting. In the election of directors, shareholders have cumulative voting rights under Arizona law. *See* "Required Vote; Cumulative Voting." As of the Record Date, there were issued and outstanding 83,835,789 shares of our Common Stock, entitled to cast an aggregate 83,835,789 votes on all matters subject to a vote at the Annual Meeting, other than in the election of the Class I directors, where the shares are entitled to an aggregate 167,671,578 votes. Votes cast at the Annual Meeting will be tabulated by the Inspector of Elections and the results of all items voted upon will be announced at the Annual Meeting.

Quorum Requirement

In order to transact business at the Annual Meeting, a quorum must be present. A quorum is present if a majority of the issued and outstanding shares of Common Stock as of the Record Date are represented at the Annual Meeting in person or by proxy. Shares that are entitled to vote but that are not voted at the direction of the holder (called "abstentions") and shares that are not voted by a broker or other record holder due to the absence of instructions from the beneficial owner (called "broker non-votes") will be counted for the purpose of determining whether a quorum is present.

Required Vote; Cumulative Voting

Election of Directors. Directors are elected by plurality of the votes cast, which means that the director nominees receiving the highest number of votes for their election will be elected as directors. Abstentions and broker non-votes are not counted as votes for the election of any director nominee. Under the Constitution of the State of

Arizona, as well as Section 10-728 of the Arizona Revised Statutes, shareholders have cumulative voting rights in electing directors of an Arizona corporation. Cumulative voting means that each shareholder, when electing directors, has the right to cast as many votes in the aggregate as he, she, or it has voting shares multiplied by the number of directors to be elected. For example, this year two Class I directors will be elected. If a shareholder has 100 shares of Common Stock, the shareholder is entitled to cast a total of 200 votes in the election of the Class I directors and may cast 200 votes for a single director nominee or distribute those votes among the two Class I director nominees.

You may not cumulate your votes if they are cast "withheld." Our Bylaws provide that, in an uncontested election, a director nominee who receives a greater number of votes cast "withheld" for his or her election than "for" such election will promptly tender his or her resignation to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is required to evaluate the resignation, taking into account the best interests of the Company and its shareholders, and recommend to our Board of Directors whether to accept or reject the resignation.

Other Matters. Approval of the other matters submitted to shareholders for consideration and action at the Annual Meeting requires that the number of votes cast for the matter exceeds the number of votes cast against the matter. However, with respect to Proposal No. 3, the frequency receiving the greatest number of votes cast will be considered the frequency recommended by our shareholders. Abstentions and broker non-votes will be disregarded in determining whether a matter has been approved. In other words, abstentions and broker non-votes will be counted neither as votes for, nor as votes against, a matter.

Right to Attend the Annual Meeting; Revocation of Proxy

Returning a proxy card now will not interfere with your right to attend the Annual Meeting or to vote your shares personally at the Annual Meeting, if you wish to do so. Shareholders who execute and return proxies may revoke them at any time before they are exercised by giving written notice to our Secretary at our address, by executing a subsequent proxy and delivering it to our Secretary, or by attending the Annual Meeting and voting in person.

Costs of Solicitation

We will bear the cost of solicitation of proxies, which we expect to be nominal, and we will include reimbursements for the charges and expenses of brokerage firms and others for forwarding solicitation material to beneficial owners of our outstanding Common Stock. Proxies will be solicited by mail and may be solicited personally by our directors, officers, or employees, who will not receive any additional compensation for any such services.

Annual Report

The information included in this Proxy Statement should be reviewed in conjunction with the Consolidated Financial Statements, Notes to Consolidated Financial Statements, Reports of our Independent Registered Public Accounting Firm, and other information included in our 2010 Annual Report to Shareholders that was made available on or about April 8, 2011, together with this Notice of Annual Meeting and Proxy Statement, to all shareholders of record as of the Record Date. A copy of our Annual Report is available free of charge on the Shareholder Relations section of our corporate website at http://www.knighttrans.com. The Annual Report is not incorporated into this Proxy Statement, and is not considered proxy-soliciting material.

How to Read this Proxy Statement

This Proxy Statement contains the proposals to be considered by shareholders at the Annual Meeting, as well as important information concerning, among other things: our management and our Board of Directors; executive compensation; transactions between us and our officers, directors, and affiliates; the stock ownership of management and other large shareholders; the services provided to us by and fees of our independent registered public accounting firm; and instructions for shareholders who want to make proposals at the 2012 Annual Meeting of Shareholders. *Each shareholder should read this information before completing and returning the enclosed proxy card.*

PROPOSAL NO. 1 – ELECTION OF DIRECTORS

Our Board of Directors presently consists of eight members. The directors are divided into three classes, with each class serving a three-year term. The shareholders elect approximately one-third of the Board of Directors each year. Two Class I directors will be elected at the Annual Meeting.

Upon the recommendation of the Nominating and Corporate Governance Committee, the Board of Directors has nominated Donald A. Bliss and Richard J. Lehmann for election as Class I directors at the Annual Meeting.

Each Class I director nominee will be elected to serve until the 2014 Annual Meeting of Shareholders or until his or her successor shall have been duly elected and qualified or his or her resignation or removal, whichever occurs first. Each of the Class I director nominees has consented to serve a three-year term.

If any of the nominees named above should become unavailable to serve as a director, the Board of Directors may designate a substitute nominee. In that case, the proxy holders will vote for the substitute nominee designated by the Board.

There currently is a vacancy on our Board, which results in only two nominees for the election of Class I directors. We have and will continue to consider qualified candidates to fill this vacancy. *See* "Corporate Governance – The Board of Directors and Its Committees – Committees of the Board of Directors – The Nominating and Corporate Governance Committee – Process for Identifying and Evaluating Director Nominees" for a description of the process of identifying and evaluating director nominees.

Class I Director Nominees

Information concerning the nominees standing for election as Class I directors follows:

Donald A. Bliss, 78 **Director Since 1995**

Donald A. Bliss has served as a member of our Board of Directors since February 1995. Until his retirement in December 1994, Mr. Bliss was the Chief Executive Officer and Vice President of U.S. West Communications, a U.S. West company. Mr. Bliss also is a director of the Western and Southern Life Insurance Company and the Biltmore Bank of Arizona. Mr. Bliss served as Chairman of the Western Region Advisory Board of AON Risk Services of Arizona, Inc. from October 2001 to February 2005. The selection of Mr. Bliss as a director nominee was based, among other things, upon his extensive business experience and financial expertise that he brings to our Board as well as his insight and knowledge of our business gained through years of service on our Board.

Richard J. Lehmann, 66 **Director Since 2006**

Richard J. Lehmann has served as a member of our Board of Directors since February 2006. Mr. Lehmann serves as the founding principal and a director of the Biltmore Bank of Arizona and is the Chairman of Bank Capital Corporation, the holding company for the Biltmore Bank of Arizona. Until December 31, 1999, Mr. Lehmann served as Vice Chairman of Bank One, when it acquired FCNBC, creating the fifth largest bank in the United States, with responsibility for all consumer banking and credit card operations. Mr. Lehmann's previous positions include Chairman and Chief Executive Officer of Valley National Bank. Prior to that, Mr. Lehmann spent 20 years with Citigroup in various positions, including 10 years in the International Division, with more than three years as a Senior Corporate Officer in Europe, the Middle East, and Africa. Mr. Lehmann is a member of the board of directors of the TGen Foundation. He also served as a director of eFunds Corporation, iCrossing, Inc., and the Arizona Board of Nature Conservancy. He also serves on the Mayo Advisory Board and serves on the Board of Trustees at Thunderbird, The Garvin School of International Management. Mr. Lehmann brings to our Board strong leadership, finance, and global experience developed throughout his career in the banking industry.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH OF THE DIRECTOR NOMINEES.

CONTINUING DIRECTORS

Class II Directors

Information regarding our current Class II directors who were elected in 2009 for terms expiring at our 2012 Annual Meeting of Shareholders follows:

Gary J. Knight, 59 **Director Since 1990**

Gary J. Knight has served as a Vice Chairman of our Board of Directors since January 2004. Mr. Knight served as our President from 1993 to January 2004, and has been one of our officers and a member of our Board of Directors since 1990. From 1975 until 1990, Mr. Knight was employed by Swift Transportation Co., Inc. ("Swift"), where he was an Executive Vice President.

G.D. Madden, 71 **Director Since 1997**

G.D. Madden has served as a member of our Board of Directors since January 1997. Since 1996, Mr. Madden has been President of Madden Partners, a consulting firm he founded, which specializes in transportation technology and strategic issues. Prior to founding Madden Partners, he was President and Chief Executive Officer of Innovative Computing Corporation ("ICC"), a subsidiary of Westinghouse Electric Corporation. Mr. Madden founded ICC, a privately held company, which grew to be the largest supplier of fully integrated management information systems to the trucking industry. Mr. Madden sold ICC to Westinghouse in 1990 and continued to serve as its President and Chief Executive Officer until 1996.

Kathryn L. Munro, 62 **Director Since 2005**

Kathryn L. Munro has served as a member of our Board of Directors since April 2005. She is a principal of BridgeWest, LLC, a private equity investment company specializing in wireless technology companies. Ms. Munro was the Chairperson of BridgeWest from February 1999 until July 2003. From 1996 to 1998, Ms. Munro served as Chief Executive Officer of Bank of America's Southwest Banking Group and was President of Bank of America Arizona from 1994 to 1996. Ms. Munro has served on the boards of directors of Flow International Corporation, a Seattle-based manufacturer of industrial tools, since 1996 and Pinnacle West Capital Corporation, the holding company of Arizona Public Service and Pinnacle West Energy, since 2000. Ms. Munro also serves on the board of Premera, a privately held health insurance company headquartered in Seattle, Washington. Ms. Munro served on the board of Capitol Bancorp Limited, a Michigan-based multi-bank holding company, from 2002 to 2006.

Class III Directors

Information regarding our current Class III directors who were elected in 2010 for terms expiring at our 2013 Annual Meeting of Shareholders follows:

Kevin P. Knight, 54 **Director Since 1990**

Kevin P. Knight has served as the Chairman of our Board of Directors since May 1999 and has served as our Chief Executive Officer since 1993. He has been one of our officers and directors since 1990. From 1975 to 1984 and again from 1986 to 1990, Mr. Knight was employed by Swift, where he served as Executive Vice President and President of Cooper Motor Lines, Inc., a Swift subsidiary. From February 2004 through February 2008, Mr. Knight served on the Board of Directors of Universal Technical Institute, Inc., a provider of post-secondary education. Mr. Knight currently serves on the Board of Directors and Executive Committee of the American Trucking Association. The selection of Mr. Knight as a director was based, among other things, upon his extensive experience in business operations and exemplary executive leadership. Mr. Knight also has exhibited commendable dedication to our financial and operating performance during the recent challenging economic environment.

Randy Knight, 62 **Director Since 1989**

Randy Knight has served as a member of our Board of Directors since 1989. Mr. Knight rejoined our Company as an employee in January 2009 and was appointed as a Vice Chairman of the Board effective February 27, 2009. Mr. Knight was a founder of our Company and served as an officer from 1989 until 1999 and as Chairman of the Board from 1993 until 1999. From 1999 until December 2008, Mr. Knight worked outside of our Company on a variety of personal investments, including Total Warehousing, Inc., a commercial warehousing and local transportation business that he sold in 2004. He also serves as a director of Biltmore Bank of Arizona. Mr. Knight was employed by Swift or related companies from 1969 to 1985, where he was a Vice President. Mr. Knight brings to the Board of Directors strong leadership, extensive business and operating experience, and deep insight into the trucking industry. Mr. Knight's strong relationships with our customers and extensive knowledge of our business also make him an invaluable member of our sales team.

Michael Garnreiter, 59 **Director Since 2003**

Michael Garnreiter has served as a member of our Board of Directors since September 2003. Mr. Garnreiter currently is managing director with a Scottsdale-based financial consulting organization, Fenix Financial Forensics LLC, which provides financial analysis, forensic accounting, litigation support, and other dispute resolution services to a variety of businesses and organizations. Mr. Garnreiter also is a director and member of the audit committees of Taser International, Inc., a manufacturer of non-lethal protection devices, Amtech Systems, Inc., a supplier of horizontal diffusion furnace systems, and IA Global, Inc., an Asian business processes outsourcing company. Mr. Garnreiter also served as the sole director of Syntax Brillian Corporation, a dissolved company that designed, developed, and distributed high definition televisions. Mr. Garnreiter was formerly the Executive Vice President, Treasurer, and Chief Financial Officer of Main Street Restaurant Group, Inc., a publicly held restaurant operating company. Prior to joining Main Street, Mr. Garnreiter served as a general partner of Arthur Andersen LLP. Mr. Garnreiter began his career with Arthur Andersen in 1974 after graduating with a Bachelor of Science degree in accounting from California State University at Long Beach. In 1986, he became the managing partner of Arthur Andersen's Tucson, Arizona office. Mr. Garnreiter is a Certified Public Accountant in California and Arizona. As a member of our Board of Directors, Mr. Garnreiter offers solid financial expertise gained from his managerial role at a large international accounting firm. In addition, the experience acquired through Mr. Garnreiter's positions as a director of several public companies benefit the Company, the Board of Directors, and our shareholders.

Kevin Knight, our Chairman and Chief Executive Officer, and Keith Knight, one of our executive officers, are brothers and are cousins of Randy Knight and Gary Knight, who also are brothers.

CORPORATE GOVERNANCE

Applicable Corporate Governance Requirements

Our Common Stock has been listed on the New York Stock Exchange (the "NYSE") since December 30, 2004, and we are subject to the NYSE listing standards, including those relating to corporate governance. Prior to listing on the NYSE, our Common Stock was listed on what today is known as the Nasdaq Global Select Market ("NASDAQ"), and we were subject to the NASDAQ listing standards, including those related to corporate governance.

Corporate Governance Guidelines

Our Board of Directors has adopted corporate governance guidelines to further its goal of providing effective governance of our business and affairs for the long-term benefit of our shareholders. A copy of the corporate governance guidelines is available free of charge on the Shareholder Relations section of our website at http://www.knighttrans.com. The Nominating and Corporate Governance Committee is responsible for periodically reviewing the corporate governance guidelines and recommending changes as appropriate to ensure the effective functioning of our Board of Directors and corporate governance.

Code of Ethics

The Board of Directors has adopted a Code of Ethical Conduct that applies to all of our directors, officers, and employees. In addition, we maintain a Policy Governing Responsibilities of Financial Managers and Senior Officers (the "Financial Responsibilities Policy") that applies to our senior executive officers (Executive Vice President or above), Chief Financial Officer, Chief Accounting Officer, Controller, and any other employee who is responsible for the management of our funds or for the operation and maintenance of our financial accounting and reporting system. The Code of Ethical Conduct and Financial Responsibilities Policy includes provisions applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, which constitute a "code of ethics" within the meaning of Item 406(b) of Regulation S-K. Copies of the Code of Ethical Conduct and Financial Responsibilities Policy are available free of charge on the Shareholder Relations section of our website at http://www.knighttrans.com.

The Board of Directors and Its Committees

Board of Directors

Meetings of the Board of Directors. During the year ended December 31, 2010, our Board of Directors met on four occasions. Each of the directors attended 75% or more of the meetings of the Board of Directors and the meetings held by all of the committees of the Board on which he or she served, with the exception of Mr. Bliss who attended 50% of the meetings of the Board of Directors due to health reasons. We encourage our directors to attend our Annual Meetings of Shareholders. All of our directors attended the 2010 Annual Meeting of Shareholders.

Independent Directors. In accordance with NYSE Rule 303A.02(a), the Board of Directors affirmatively determines the independence of each director after reviewing the findings and recommendations of the Nominating and Corporate Governance Committee. Upon the recommendation of the Nominating and Corporate Governance Committee, the Board has determined that Donald A. Bliss, G.D. Madden, Michael Garnreiter, Kathryn L. Munro, and Richard J. Lehmann are independent (collectively, the "Independent Directors"). Except in their capacities as directors or as holders of an immaterial amount of securities of other entities, neither Mr. Bliss, Mr. Madden, Mr. Garnreiter, Ms. Munro, nor Mr. Lehmann, either directly or in his or her capacity as a partner, shareholder, officer, or similar position of another organization, has or in the past three years had any business or financial relationship with us or any of our subsidiaries. None of the Independent Directors or any of their immediate family members has or had any of the disqualifying relationships with us or our subsidiaries specified in NYSE Rule 303A.02(b).

Board Leadership Structure. Kevin P. Knight has served as the Chairman of our Board of Directors since May 1999 and has served as our Chief Executive Officer since 1993. The Board believes that the combination of these two positions is the most appropriate and suitable structure for proper and efficient Board functioning and communication, which is facilitated by Kevin Knight serving as the direct link between senior management and the Board. In these capacities, he provides critical insight to the Board and leadership for our senior management in our day-to-day operations. To ensure that Kevin Knight has sufficient time to fulfill his responsibilities as the Chairman of our Board and our Chief Executive Officer, the Board of Directors has appointed Gary Knight and Randy Knight to serve as Vice Chairmen and has assigned the responsibility to Gary Knight to conduct and preside at board meetings. Kevin Knight reports to the Board as the Chief Executive Officer along with the other executive officers and also participates in the meetings as a director.

Risk Oversight. The Board of Directors has assigned the assessment of enterprise risk to the Nominating and Corporate Governance Committee and the assessment of financial risk to the Audit Committee. Management reports to the Nominating and Corporate Governance Committee and Audit Committee with respect to the overall enterprise risk environment, including both business and financial risk, of our operations. The committees then evaluate the management's risk assessment and report to the Board of Directors.

Executive Sessions. In 2010, our Independent Directors held one meeting, referred to as "executive sessions," at which only the Independent Directors were present. The Chairman of the Nominating and Corporate Governance Committee acts as the lead independent director and is the presiding director for all executive sessions. Mr. Bliss currently serves as the Chairman of the Nominating and Corporate Governance Committee and will continue in that capacity following the Annual Meeting. Our Independent Directors will continue to meet regularly and at least once annually.

Communication with Directors. Our Board of Directors provides a process for shareholders to send written communications to the entire Board or to individual directors. To send a communication to the entire Board of Directors, your communication should be addressed as follows: The Board of Directors, Knight Transportation, Inc., c/o Adam Miller – Secretary, 5601 West Buckeye Road, Phoenix, Arizona 85043. Written communications addressed in this manner will be copied and distributed to each director at or prior to the next board meeting. If you wish to communicate with an individual director, your communication should be addressed as follows: Name – Director, Knight Transportation, Inc., c/o Adam Miller – Secretary, 5601 West Buckeye Road, Phoenix, Arizona 85043. Written communications received in this manner will not be opened, but rather delivered unopened to the director to whom they are addressed at or prior to the next board meeting, following clearance through normal security procedures.

In addition, we provide a method for concerned parties to communicate directly with our non-management directors. Any person wishing to contact our non-management directors may contact these directors through our presiding non-management director, the Chairman of the Nominating and Corporate Governance Committee, whose contact information may be obtained by writing our Secretary, Adam Miller, at the address set forth above or by calling our Investor Relations Department at telephone number (602) 606-6349.

Committees of the Board of Directors

The Board of Directors has standing Audit, Nominating and Corporate Governance, Compensation, and Executive Committees. The Board does not maintain any other standing committees. The following table sets forth the membership of each of the standing committees of the Board of Directors as of February 28, 2011.

Name	Audit Committee	Compensation Committee	Executive Committee	Nominating and Corporate Governance Committee
Donald A. Bliss	X		X	X
Michael Garnreiter	X			
Kevin P. Knight			X	
Gary J. Knight			X	
Richard J. Lehmann		X		X
G.D. Madden	X	X		
Kathryn L. Munro		X	X	X

The Audit Committee

Purpose, Functions, Composition, and Meetings. The primary purpose of the Audit Committee is to assist the Board of Directors in its oversight of:

- the integrity of our financial statements;
- the qualifications, independence, and performance of our independent registered public accounting firm; and
- our compliance with legal and regulatory requirements related to financial reporting.

As more fully outlined in the Audit Committee's charter, the primary functions of the Audit Committee include:

- making determinations regarding the selection and retention of our independent registered public accounting firm and reviewing and pre-approving such firm's fees and the proposed scope of its services; and
- reviewing and meeting with our management, internal auditors, and independent registered public accounting firm, as applicable, to discuss, our financial statements and financial and related disclosures, our accounting policies and principles, and our internal financial controls and reporting systems.

Messrs. Bliss, Madden, and Garnreiter currently serve on the Audit Committee, and Mr. Garnreiter serves as the Chairman. Each member of the Audit Committee satisfies the independence and other audit committee membership criteria set forth in NYSE Rule 303A.07. Specifically, each member of the Audit Committee:

- is independent under NYSE Rule 303A.02;
- meets the criteria for independence set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and
- is financially literate, as our Board of Directors has interpreted such qualification in its business judgment.

In addition, the Board has determined that Mr. Garnreiter's service on the audit committees of more than three public companies does not impair his ability to effectively serve on our Audit Committee.

The Audit Committee met six times during 2010. Each member of the Audit Committee attended all of the Audit Committee meetings during 2010, except Mr. Bliss who was unable to attend one meeting.

Audit Committee Financial Expert. The Board of Directors has determined that at least one "audit committee financial expert," as defined under Item 407(d)(5) of Regulation S-K, currently serves on the Audit Committee. The Board of Directors has identified Mr. Garnreiter as an audit committee financial expert. Mr. Garnreiter is independent, as independence for audit committee members is defined under applicable NYSE rules.

Audit Committee Charter. A copy of the Audit Committee's current charter is available free of charge on the Shareholder Relations section of our website at http://www.knighttrans.com.

Report of the Audit Committee. In performing its duties, the Audit Committee, as required by applicable rules and regulations promulgated by the Securities and Exchange Commission ("SEC"), issues a report recommending to the Board of Directors that our audited financial statements be included in our Annual Report on Form 10-K, and relating to certain other matters, including the independence of our independent registered public accounting firm. The *Report of the Audit Committee* follows.

The Report of the Audit Committee shall not be deemed to be incorporated by reference into any filing made by us under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, notwithstanding any general statement contained in any such filings incorporating this Proxy Statement by reference, except to the extent we incorporate such report by specific reference.

Report of the Audit Committee

The Audit Committee oversees the accounting and financial reporting processes of the Company and the audit of the financial statements of the Company. Management of the Company has primary responsibility for the Company's financial statements and the overall reporting process, including maintenance of the Company's systems of internal control. The Company retains an independent registered public accounting firm that is responsible for conducting an independent audit of the Company's financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), and issuing a report thereon.

In undertaking its responsibilities, the Audit Committee has discussed the Company's financial statements with management and the Company's independent registered public accounting firm and, in issuing this report, has relied upon the responses and information provided to the Audit Committee by management and the independent registered public accounting firm.

For the fiscal year ended December 31, 2010, the Audit Committee has reviewed and discussed the audited financial statements with management and Deloitte & Touche LLP, the Company's independent registered public accounting firm until March 23, 2011. Specifically, the Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Rule 2-07 of SEC Regulation S-X "*Communication with Audit Committees*," and PCAOB Interim Standards "*Communication with Audit Committees*" (AU Section 380) as amended, which include, among other things:

- methods used to account for significant unusual transactions;
- the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;
- the process used by management in formulating particularly sensitive accounting estimates and the basis for the accounting firm's conclusions regarding the reasonableness of those estimates; and
- disagreements with management over the application of accounting principles, the basis for management's accounting estimates, and the disclosures in the financial statements.

The Audit Committee has received the written disclosures from the independent registered public accounting firm required by PCAOB Ethics and Independence Rule 3526, "*Communication with Audit Committees Concerning Independence*" and discussed with the independent registered public accounting firm its independence within the meaning of the rules and standards of the PCAOB and the securities laws and regulations administered by the SEC.

Based on the foregoing reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2010, for filing with the Securities and Exchange Commission.

Michael Garnreiter, Chairman
G.D. Madden, Member
Donald A. Bliss, Member

Letter to Shareholders

Proxy Statement

2010 Annual Report

The Nominating and Corporate Governance Committee

Purpose, Functions, Composition, and Meetings. The purposes of the Nominating and Corporate Governance Committee are to assist the Board of Directors in improving our corporate governance, to train members of the Board, to improve the Board's governance functions, and to assist us in obtaining the highest quality independent directors. As more fully detailed in the Nominating and Governance Committee's charter, the primary functions of the committee include:

- evaluating the composition of the Board and selecting and recommending nominees for election or re-election to the Board or for appointment to fill Board vacancies;
- developing and implementing regular and emergency succession plans for our senior management positions; and
- reviewing and developing policies or making recommendations concerning other aspects of our corporate governance, such as the Board's committee structure, our corporate governance guidelines, director training and evaluation programs, and potential conflicts of interest.

Mr. Lehmann, Ms. Munro, and Mr. Bliss currently serve on the Nominating and Corporate Governance Committee, and Mr. Bliss serves as Chairman.

All current members of the Nominating and Corporate Governance Committee are independent, as independence for nominating committee members is defined under applicable NYSE rules. In 2010, the Nominating and Corporate Governance Committee did not hold a meeting, but took several actions by written consent.

The Nominating and Corporate Governance Committee has approved the nomination of Donald A. Bliss and Richard J. Lehmann as Class I directors and recommended their election. Each nominee is presently a director and has consented to stand for re-election.

Nominating and Corporate Governance Committee Charter. A copy of the Nominating and Corporate Governance Committee's current charter is available free of charge on the Shareholder Relations section of our website at http://www.knighttrans.com.

Board Diversity. In recommending candidates for the Board of Directors, the Nominating and Corporate Governance Committee considers board diversity with an emphasis on diverse backgrounds, skills, and experience that will be beneficial to us. Pursuant to the Nominating and Corporate Governance Committee's charter, all candidates are evaluated and selected consistent with our policy of nondiscrimination with respect to race, creed, religion, or national origin.

Process for Identifying and Evaluating Director Nominees. Director nominees are chosen by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee reviews the qualifications of various persons to determine whether they should be considered as candidates for membership on the Board of Directors. The Nominating and Corporate Governance Committee also accepts recommendations of director candidates from our other outside directors and our executive officers, advisors, and shareholders. We do not pay a fee to any third party to identify or evaluate or assist in identifying or evaluating potential nominees.

The Nominating and Corporate Governance Committee reviews all candidate recommendations, including those properly submitted by shareholders, in accordance with the mandate contained in its charter. The Nominating and Corporate Governance Committee assesses a candidate's judgment, integrity, independence, management or business skills and experience (particularly with public companies and companies in our industry or other industries related to our business), prominence and reputation in their profession, knowledge of corporate governance issues and board functions, commitment to attend and actively participate in meetings and related board activities, other commitments and responsibilities, and such other factors as the Nominating and Corporate Governance Committee determines are appropriate in light of our needs and the needs of the Board. With regard to specific qualities and skills, the Nominating and Corporate Governance Committee believes it is necessary that: (i) at least a majority of the members of the Board of

Directors qualify as "independent" under NYSE Rule 303A.02; (ii) at least three members of the Board of Directors satisfy the audit committee membership criteria specified in NYSE Rule 303A.07; and (iii) at least one member of the Board of Directors eligible to serve on the Audit Committee has sufficient knowledge, experience, and training concerning accounting and financial matters so as to qualify as an "audit committee financial expert" within the meaning of Item 407(d)(5) of Regulation S-K.

In addition to the qualifications and considerations described above, our corporate governance guidelines contain the following director eligibility criteria that impact the director nomination process:

- a mandatory retirement age of 82 for all directors, subject to waiver by a majority of the Board;
- director term limits of 20 years, following March 2, 2005, for all directors, subject to waiver by a majority of the Board;
- no director may serve on more than five public company boards of directors, including our Board; and
- our Chief Executive Officer may not serve on more than two other public company boards of directors in addition to our Board.

Consideration of Director Candidates Recommended by Shareholders. The Nominating and Corporate Governance Committee will consider director candidates recommended by shareholders, provided that the following procedural requirements are satisfied. Candidate recommendations should be mailed via certified mail, return receipt requested, and addressed to the Nominating and Corporate Governance Committee, Knight Transportation, Inc., c/o Adam Miller – Secretary, 5601 West Buckeye Road, Phoenix, Arizona 85043. To be considered, a shareholder recommendation must: (i) be received at least 120 days prior to the first anniversary of the release date of the proxy statement for the prior year's Annual Meeting (by December 10, 2011 for director candidates to be considered for nomination for election at the 2012 Annual Meeting of Shareholders); (ii) contain sufficient background information, such as a resumé and references, to enable the Nominating and Corporate Governance Committee to make a proper judgment regarding the qualifications of the proposed nominee; (iii) be accompanied by a signed consent of the proposed nominee to serve as a director if elected and a representation that such proposed nominee qualifies as "independent" under NYSE Rule 303A.02 or, if the proposed nominee does not qualify, a description of the reason(s) he or she is not "independent;" (iv) state the name and address of the person submitting the recommendation and the number of shares of our Common Stock owned of record or beneficially by such person; and (v) if submitted by a beneficial shareholder, be accompanied by evidence that the person making the recommendation beneficially owns shares of our Common Stock.

The Compensation Committee

Purpose, Functions, Composition, and Meetings. The Compensation Committee reviews, analyzes, recommends, and approves all aspects of executive compensation. As more fully outlined in the Compensation Committee's charter, the primary responsibilities of the Compensation Committee include:

- reviewing and approving corporate goals and objectives relating to the compensation of the Chief Executive Officer, evaluating the Chief Executive Officer's performance in light of those objectives, and determining and approving the Chief Executive Officer's compensation based upon this evaluation;
- reviewing and making recommendations to the Board regarding the compensation of our other executive officers;
- reviewing and approving all forms of incentive compensation, including stock options and other stock-based awards to our executive officers; and
- administering our equity compensation plan, as in effect from time-to-time.

During 2010, and as of the date hereof, Mr. Lehmann, Mr. Madden, and Ms. Munro, served on the Compensation Committee, and Ms. Munro served as Chairperson. The Compensation Committee met twice in 2010. Each member of the Compensation Committee attended all of the Compensation Committee meetings during 2010. *See* "Executive Compensation – Compensation Discussion and Analysis" for a discussion of, including the role the Compensation Committee and our executive officers have in implementing, our processes and procedures for recommending and setting executive and director compensation.

Compensation Committee Charter. A copy of the Compensation Committee's current charter is available free of charge on the Shareholder Relations section of our website at http://www.knighttrans.com.

Report of the Compensation Committee. In performing its duties, the Compensation Committee, as required by applicable rules and regulations promulgated by the SEC, issues a report recommending to the Board of Directors that our Compensation Discussion and Analysis be included in this Proxy Statement. The *Report of the Compensation Committee* follows.

The Report of the Compensation Committee shall not be deemed to be incorporated by reference into any filing made by us under the Securities Act or the Exchange Act, notwithstanding any general statement contained in any such filings incorporating this Proxy Statement by reference, except to the extent we incorporate such report by specific reference.

Compensation Committee Report

We have reviewed and discussed the Compensation Discussion and Analysis contained in this Proxy Statement with management. Based on that review and discussion, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Kathryn Munro, Chairperson
G.D. Madden, Member
Richard J. Lehmann, Member

Risks Presented by the Company's Compensation Programs

As required by SEC rules, the Company has assessed the risks that could arise from its compensation policies for all employees, including employees who are not officers, and has concluded that such policies are not reasonably likely to have a materially adverse effect on the Company.

Compensation Committee Interlocks and Insider Participation

None of the current members of the Compensation Committee have been, or are, one of our officers or employees. During 2010, none of our executive officers served as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that had one or more executive officers serving as a member of our Board of Directors. *See* "Certain Relationships and Related Transactions" for a description of certain transactions between us and our directors and executive officers, or their affiliates, and "Executive Compensation – Director Compensation" for a description of the compensation of the members of the Compensation Committee.

The Executive Committee

The Executive Committee is authorized to act on behalf of the Board of Directors when the Board of Directors is not in session. During 2010, and as of the date hereof, the Executive Committee was comprised of Messrs. Kevin Knight, Gary Knight, Bliss, and Ms. Munro. The Executive Committee did not meet during 2010.

Other Board and Corporate Governance Matters

Director Evaluation Program. The Nominating and Corporate Governance Committee is responsible for developing and implementing a director evaluation program to measure the individual and collective performance of directors and the fulfillment of their responsibilities to our shareholders, including an assessment of the Board's compliance with applicable corporate governance requirements and identification of areas in which the Board might improve its performance. The Nominating and Corporate Governance Committee also is responsible for developing and recommending to the Board of Directors for approval an annual self-evaluation process for the Board designed to assure that directors contribute to our corporate governance and to our performance.

Director Orientation and Training. The Nominating and Corporate Governance Committee is responsible for developing and implementing an orientation program for new directors. Under this program, we provide new, non-management directors a variety of materials to assist them in familiarizing themselves with our business, management structure, and operations and key legal, financial, risk management, and operational issues, as well as the policies, procedures, and responsibilities of the Board and its committees. New, non-management directors also meet with members of our senior management and other non-management directors as part of their orientation. We periodically provide materials to directors on various subjects to assist them in understanding our business and operations and in effectively discharging their duties.

Authority to Engage Advisors. Each of the Audit Committee, the Nominating and Corporate Governance Committee, and the Compensation Committee is conferred by its charter with explicit authority to engage its own independent advisors, including legal counsel.

Management Succession Planning. The Board of Directors has adopted a management succession plan that identifies emergency and potential long-term successors to our Chief Executive Officer, President, Chief Financial Officer, and certain other key members of senior management. The Nominating and Corporate Governance Committee, following consultation with our Chief Executive Officer, is responsible for giving an annual report to the Board of Directors with regard to management succession planning. After reviewing this report and consulting with the members of the Nominating and Corporate Governance Committee and the Chief Executive Officer, the Board of Directors makes any changes or updates to the management succession plan that it determines are appropriate.

Our Executive Officers and Certain Significant Employees

The following table sets forth, as of March 31, 2011, certain information regarding our executive officers (Kevin P. Knight, Gary J. Knight, Randy Knight, Keith T. Knight, and David A. Jackson) and our significant employees (Kevin Quast, James E. Updike, Jr., Adam Miller, Michael K. Liu, Erick Kutter, Greg Ritter, and Robert Papworth).

Name	Age	Position
Kevin P. Knight	54	Chairman of the Board and Chief Executive Officer
Gary J. Knight	59	Vice Chairman of the Board
Randy Knight	62	Vice Chairman of the Board
Keith T. Knight	56	Chief Operating Officer
David A. Jackson	35	President and Chief Financial Officer
Kevin Quast	45	Executive Vice President and Chief Operations Officer
James E. Updike, Jr.	38	Executive Vice President of Sales and Marketing
Adam Miller	30	Senior Vice President of Accounting and Finance, Secretary, and Treasurer
Michael K. Liu	38	President of Knight Transportation – Dry Van
Erick Kutter	43	President of Knight Refrigerated, LLC
Greg Ritter	52	President of Knight Brokerage, LLC
Robert Papworth	61	President of Knight Intermodal

Keith T. Knight has served as our Chief Operating Officer since May 2006. Prior to his appointment as Chief Operating Officer, Mr. Knight served as our Executive Vice President from 1993 until May 2006, and has been one of our officers since 1990. He served as a member of our Board of Directors from 1990 to 2004. From 1977 until 1990, Mr. Knight was employed by Swift, where he was a Vice President and Manager of Swift's Los Angeles terminal.

David A. Jackson joined us in April 2000. He has served as our President since February 2011 and our Chief Financial Officer since January 2004. Mr. Jackson served as our Treasurer from May 2006 to February 2011 and our Secretary from November 2007 to February 2011. Prior to his appointment as the Chief Financial Officer, Mr. Jackson served in several positions at Knight between 2000 and 2004.

Kevin Quast joined us in January 1996. He has served as Executive Vice President and Chief Operations Officer since February 2011. Prior to his appointment as Executive Vice President and Chief Operations Officer, Mr. Quast served as the Business Unit Leader for the Southeast since May 2010. Prior to his appointment as Business Unit Leader for the Southeast, Mr. Quast served in several senior sales and operations positions in the Southeast region since 2001 and in other operating departments since 1996.

James E. Updike, Jr. joined us in December 1996. He has served as Executive Vice President of Sales and Marketing since February 2011. Prior to his appointment as Executive Vice President of Sales and Marketing, Mr. Updike served as Vice President of Sales at Knight Refrigerated since September 2006 and as General Manager since July 2008. Prior to joining Knight Refrigerated, Mr. Updike served in several sales management and operations positions at Knight since 1996.

Adam Miller joined us in September 2002. He has served as the Senior Vice President of Accounting and Finance, Secretary, and Treasurer since February 2011. Prior to his appointment as Senior Vice President of Accounting and Finance, Secretary, and Treasurer, Mr. Miller served as Controller of Knight Refrigerated since January 2006. Prior to his appointment as Controller of Knight Refrigerated, Mr. Miller served in several other accounting and finance positions at Knight since 2002.

Michael K. Liu was appointed President of the Knight Transportation – Dry Van in April 2007. Prior to his appointment as President of Knight Transportation – Dry Van, Mr. Liu served as a division manager for our Southern California Division since December 2003. Mr. Liu also served as a training manager for our driver development department from January 2000 to December 2003.

Erick Kutter joined us in February 1993. He has served as the President of Knight Refrigerated, LLC, our asset-based refrigerated business, since July 2004. Prior to his appointment as President of Knight Refrigerated, LLC, Mr. Kutter was responsible for opening our service centers in Katy, Texas, Kansas City, Kansas, and Atlanta, Georgia. Mr. Kutter also served as the division manager of our service center in Indianapolis, Indiana from July 1998 to April 2001.

Greg Ritter joined us in May 2005. He has served as the President of Knight Brokerage, LLC, our non-asset based brokerage business, since the opening of our brokerage business in 2005. He began his career in 1979 with C.H. Robinson Worldwide, where he was the branch manager for its Phoenix office for 18 years.

Robert Papworth joined us in October 2010. He has served as the President of Knight Intermodal since the opening of our intermodal rail business in October 2010. He began his career in the transportation industry in 1971, and before joining us, he was President of Matson Integrated Logistics, a subsidiary of Matson Navigation.

See "Continuing Directors" for information concerning the business experience of Kevin P. Knight, Randy Knight, and Gary J. Knight.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC reports of ownership and changes in ownership of our Common Stock and other equity securities. Our officers, directors, and greater than 10% beneficial owners are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely upon a review of the copies of such reports furnished to us, or written representations that no other reports were required, we believe that during the 2010 fiscal year, all Section 16(a) filing requirements applicable to our directors, officers, and greater than 10% beneficial owners were complied with, except that (i) Kevin Knight inadvertently filed a late report regarding two donations of shares that occurred on March 10, 2010, (ii) Steve Collins inadvertently filed a late report regarding the exercise of two stock options and two dispositions of shares that occurred on March 1, 2010, and (iii) Michael Garnreiter inadvertently filed a late report regarding a disposition of shares that occurred on August 6, 2010. Copies of Section 16(a) forms that our directors and officers file with the SEC are accessible through the Shareholder Relations section of our website at http://www.knighttrans.com.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview and Philosophy of Compensation

The Compensation Committee oversees all of our executive officer compensation arrangements. The Compensation Committee has the responsibility to (i) review and approve corporate goals and objectives relevant to the compensation of our CEO, (ii) evaluate the performance of our CEO in light of those goals and objectives, and (iii) determine and approve the compensation level of our CEO based upon that evaluation. The Compensation Committee also has the responsibility to review annually the compensation of our other executive officers and to determine whether such compensation is reasonable under existing facts and circumstances. In making such determinations, the Compensation Committee seeks to ensure that the compensation of our executive officers aligns the executives' interests with the interests of our shareholders. The Compensation Committee also reviews and approves all forms of incentive compensation, including stock option grants, stock grants, restricted stock unit grants, and other forms of incentive compensation granted to our executive officers. The Compensation Committee takes into account the recommendations of our CEO in reviewing and approving the overall compensation of the other executive officers. The Compensation Committee has not engaged or received reports from any third-party compensation consultants.

We believe that the quality, skills, and dedication of our executive officers are critical factors affecting our long-term value and success. Our primary executive compensation goals include attracting, motivating, and retaining qualified executive officers who create long-term value for our shareholders. We seek to accomplish these goals by rewarding past performance, incentivizing future performance, and aligning our executive officers' long-term interests with those of our shareholders. Our compensation program is designed to reward our executive officers for individual performance, years of experience, contributions to our financial success, and creation of shareholder value. Our compensation philosophy is to provide overall compensation levels that (i) attract and retain talented executives and motivate those executives to achieve superior results, (ii) align executives' interests with our corporate strategies, our business objectives, and the long-term interests of our shareholders, and (iii) enhance executives' incentives to increase our stock price and maximize shareholder value. In addition, we strive to ensure that our compensation, particularly salary compensation, is consistent with our constant focus on controlling costs. Our primary strategy for building senior management depth has been to develop personnel from within our Company to ensure that our executive team as a whole remains dedicated to our customs, practices, and culture, recognizing, however, that we may gain talent and new perspectives from external sources. Accordingly, in many instances we build our compensation elements around long-term retention and development, together with annual rewards based on specific focus areas.

Elements of Compensation

Our compensation program for senior executive officers has two major elements, fixed and incentive compensation. The total compensation for senior executive officers, including the Named Executive Officers (as defined below), consists of one or more of the following components: (i) base salary; (ii) incentive compensation, which may include a performance-based annual cash bonus, a discretionary annual cash bonus, and long-term equity incentives in the form of stock options and other stock-based awards or grants; (iii) other compensation, including specified perquisites; and (iv) employee benefits, which are generally available to all of our employees.

The Compensation Committee has the responsibility to make and approve changes in the total compensation of our executive officers, including the mix of compensation elements. In making decisions regarding an executive's total compensation, the Compensation Committee considers whether the total compensation is (i) fair and reasonable to us, (ii) internally appropriate based upon our culture, goals, initiatives, and the compensation of our other employees, and (iii) within a reasonable range of the compensation afforded by other opportunities, overall economic conditions, and our recent historical performance. The Compensation Committee also bases its decisions regarding compensation upon its assessment of factors such as the executive's leadership, integrity, individual performance, prospect for future performance, years of experience, skill set, level of commitment and responsibility required in the position, contributions to our financial results, the creation of shareholder value, and current and past compensation. In determining the mix of compensation elements, the Compensation Committee considers the effect of each element in relation to total compensation. Consistent with our need to control costs and our desire to recognize our executives' performance where such recognition is warranted, the Compensation Committee historically has attempted to keep base salaries relatively low and weight overall compensation toward incentive cash and equity-based compensation. The Compensation Committee specifically considers whether each particular element provides an appropriate incentive and reward for performance that sustains and enhances long-term shareholder value. The Compensation Committee also considers the tax consequences associated with each element of compensation, including whether the deductibility of compensation is expected to be limited under Section 162(m) of the Internal Revenue Code (the "Code"). In determining whether to increase or decrease an element of compensation, we rely upon the business experience of the members of the Compensation Committee, the Compensation Committee's general understanding of compensation levels at public companies, and the historical compensation levels of the executive officers, and, with respect to executives other than the CEO, we consider the recommendations of the CEO. We generally do not rely on rigid formulas (other than performance measures under the objective portion of our annual cash bonus program) or short-term changes in business performance when setting compensation.

The following summarizes the compensation elements we used to motivate and retain our Chief Executive Officer, Chief Financial Officer, and our three other most highly compensated executive officers for the fiscal year ended December 31, 2010 (collectively, the "Named Executive Officers").

Base Salary

We pay base salaries at levels that reward executive officers for ongoing performance and that enable us to attract and retain highly qualified executives, but not at a level that allows the executives to achieve the overall compensation they desire. Base pay is a critical element of our compensation program because it provides our executive officers with stability. Compensation stability allows our executives to focus their attention and efforts on our business objectives, which includes creating shareholder value. In determining base salaries, we consider the executive's current salary and the executive's qualifications and experience, including, but not limited to, the executive's length of service with us, the executive's industry knowledge, and the executive's leadership, integrity, scope of responsibilities, dedication to us and our shareholders, past performance, and future potential of providing value to our shareholders. We do not formally benchmark salary or total executive compensation against the executive compensation of any other company or group of companies. From time to time, the Compensation Committee has considered the form and level of compensation disclosed by other publicly traded truckload carriers, certain other transportation companies, and companies of similar size and market capitalization in general in order to obtain a broad understanding of such companies' compensation practices. We set our base salaries at a level that allows us to pay a portion of an executive officer's total compensation in the form of incentive compensation (including annual cash bonuses and long-term incentives) and perquisites. We believe this mix of compensation helps us incentivize our executives to maximize shareholder value in the long run. We consider adjustments to base salaries annually to reflect the foregoing factors but do not apply a specific weighting to such factors.

Incentive Compensation

Performance-Based and Discretionary Annual Cash Bonuses

On December 21, 2005, our shareholders approved and ratified our 2005 Executive Cash Bonus Plan ("Cash Bonus Plan") and on May 20, 2010, our shareholders re-approved the Cash Bonus Plan. We use our Cash Bonus Plan to provide annual incentives to executive officers in a manner designed to (i) link increases in compensation to our income targets in order to reinforce cost controls, (ii) reinforce our performance goals, and (iii) link a significant portion of our executives' compensation to the achievement of such goals. We also use the Cash Bonus Plan to preserve for our benefit a federal tax deduction for payments of incentive compensation to our executive officers. Cash bonuses are designed to reward executive officers for their contributions to our financial and operating performance and are based primarily upon our financial results and certain operating statistics that the Compensation Committee identifies each year as being important to our success.

Under the Cash Bonus Plan, the Compensation Committee is required to set, for each executive officer, one or more objective performance targets. The annual cash bonus amount awarded to each executive officer is primarily dependent upon us reaching or exceeding specified, objective performance targets. Performance targets may be based on the attainment of specified levels of one or any variation or combination of the factors listed in the Cash Bonus Plan. Corporate performance targets typically have related to profitability and performance to align cash compensation payments with our performance and the creation of shareholder value. Additionally, individual performance targets may be based on the successful implementation of corporate policies, negotiation of significant corporate transactions, development of long-term business goals or strategic plans, or the exercise of specific areas of managerial responsibility. The Compensation Committee sets the specific performance targets for each executive officer after engaging in active dialog with our CEO concerning our strategic objectives and performance and reviewing the appropriateness of the financial measures used in the Cash Bonus Plan.

The Compensation Committee also administers a discretionary cash bonus program ("Discretionary Cash Bonus Program") for achievements in leadership, innovation, initiative, and other non-objective performance indicia outside the Cash Bonus Plan. These awards are made on a discretionary basis and are unrelated to the attainment of the Cash Bonus Plan's objective performance criteria. An award under the Discretionary Cash Bonus Program may not be used to make up an award that was not earned under the Cash Bonus Plan's objective performance criteria and will not be exempt from the $1 million deductibility limit under Section 162(m) of the Code.

Concurrently with establishing the performance targets, the Compensation Committee also establishes a maximum cash bonus award opportunity for each executive officer, typically expressed as a percentage of salary as of the commencement of the performance period. For 2010, the maximum bonus target was 60% of salary for our CEO and ranged from 30% to 40% for our other Named Executive Officers, except for Randy Knight who did not participate in the Cash Bonus Plan. Our Cash Bonus Plan contains an annual maximum cash bonus limitation of $2.0 million for any participant, but the maximum award approved for any executive has never exceeded $354,000. In determining an executive officer's maximum cash bonus opportunity, the Compensation Committee considers (i) the value that achieving specific performance targets will add to our shareholders, (ii) the degree of difficulty in achieving specific performance targets, and (iii) each of the other elements comprising the executive's total compensation. When calculating the cash bonus earned by an executive officer under the Cash Bonus Plan, the Compensation Committee may, in its sole discretion, exercise negative discretion to eliminate or reduce the size of a bonus if the Compensation Committee determines such action is appropriate but may not increase a bonus above the executive's maximum cash bonus actually earned based on achievement of the objective performance criteria. Further, the Compensation Committee is required to certify, prior to payment of a bonus under the Cash Bonus Plan, that the executive officer achieved the respective performance targets underlying the cash bonus. Under a policy adopted by the Compensation Committee, two-thirds of a Named Executive Officer's total cash bonus opportunity will be determined under the Cash Bonus Plan and one-third is subject to discretionary awards made by the Compensation Committee under the Discretionary Cash Bonus Program, after taking into account the recommendations of the CEO (except with respect to his own bonus) and the non-objective criteria described above.

Long-Term Incentives

On December 21, 2005, our shareholders approved and ratified our Amended and Restated 2003 Stock Option Plan, which on May 21, 2009, was amended and restated by our shareholders to, among other things, (i) rename the plan the "Knight Transportation, Inc. Amended and Restated 2003 Stock Option and Equity Compensation Plan," (ii) provide additional terms and administrative procedures applicable to restricted stock grants, and (iii) authorize the issuance of stock appreciation rights (the "2003 Equity Compensation Plan"). The 2003 Equity Compensation Plan is an equity compensation plan that we use to accomplish our compensation goals by providing our executive officers with long-term incentives. We also use the 2003 Equity Compensation Plan to align our executives' and shareholders' long-term interests by creating a strong, direct link between executive compensation and shareholder return.

The 2003 Equity Compensation Plan allows the Compensation Committee to link compensation to performance over a period of time by using equity-based awards, which often value a company's long-term prospects, and granting awards that have multiple-year vesting schedules. Awards with multiple-year vesting schedules, such as stock options or restricted stock unit grants, provide balance to the other elements of our compensation program that otherwise link compensation to annual performance. Awards with multiple-year vesting schedules incentivize executives to remain with us over an extended period of time. Thus, we believe the 2003 Equity Compensation Plan is an effective way of aligning the interests of our executive officers with those of our shareholders.

Under the 2003 Equity Compensation Plan, the Compensation Committee may grant stock options, restricted stock, or other forms of equity-based awards as forms of executive officer compensation. Historically, the Compensation Committee preferred granting stock option awards to our Named Executive Officers under the 2003 Equity Compensation Plan because the Committee believed that stock options had historically been an effective means of incentivizing our executive officers to work toward, and rewarding them for, increasing shareholder value. However, over the past several years the Compensation Committee has noted a trend among public companies toward some level of restricted stock and restricted stock unit grants. In 2009, the Compensation Committee approved a restricted stock unit grant program under the 2003 Equity Compensation Plan. In addition, the Compensation Committee believes that stock appreciation rights may have advantages in some circumstances. In the future, the Compensation Committee may draw upon all available types of awards in order to have a balanced and effective incentive plan.

The Compensation Committee considers several factors when determining the size of the award to our executive officers, including (i) the recommendations of our CEO (except as to his own awards); (ii) the value of the grant in relation to other elements of total compensation; (iii) the number and type of equity grants currently held by the executive; (iv) the number and type of awards granted to the executive in prior years; and (v) the executive's position, scope of responsibility, ability to affect our profits, ability to create shareholder value, and historic and recent performance. The Compensation Committee believes that the equity ownership of our senior management currently is sufficient to align their long-term interests with those of our shareholders, and therefore did not recommend any stock-based awards to the Named Executive Officers in 2010.

Other Compensation

We provide our Named Executive Officers with certain other benefits that we believe are reasonable, competitive, and consistent with our overall executive compensation program. We believe that these benefits generally allow our executives to work more efficiently. The costs of these benefits generally constitute only a small percentage of each executive's total compensation, with the exception being the air travel allowance for our CEO as described below. In setting the amount of these benefits, the Compensation Committee considers each executive's position and scope of responsibilities and all other elements comprising the executive's compensation.

Employee Benefits

Our Named Executive Officers are eligible to participate in all of our employee benefit plans, such as our 401(k) Plan and medical, dental, and group life insurance plans, in each case on the same basis as our other employees.

Compensation Paid to Our Named Executive Officers

Compensation Paid to Our Chief Executive Officer

Mr. Kevin Knight has been our CEO since 1993 and has served as Chairman of the Board since 1999. Since Mr. Knight became our CEO, we have achieved considerable growth in revenue, earnings, and market value. In discussions with Mr. Knight, the Compensation Committee determined that the following items were most important to motivating continued performance from Mr. Knight, as the CEO: (i) a base salary that is commensurate with his level of responsibility and commitment to us, but not so high that it would undermine our cost-control culture; (ii) a significant amount of equity compensation to align Mr. Knight's compensation with increasing shareholder value; and (iii) a travel allowance that would permit use of private aircraft at Mr. Knight's discretion to manage our expansive geographic presence without unduly affecting his availability for business or his lifestyle. Mr. Knight does not participate in the determination of his own compensation. However, Mr. Knight voluntarily reduced his salary in 2008 and 2009 due to the difficult operating environment in which we were operating and his commitment to our financial performance. In 2010, Mr. Knight continued to voluntarily reduce his salary from $590,000 to $440,000 annually. Mr. Knight also voluntarily reduced his air travel allowance by $100,000, as discussed below.

For 2010, the Compensation Committee also approved a maximum performance-based cash bonus opportunity under which Mr. Kevin Knight was eligible to receive a cash bonus of up to 60% of his base salary, two-thirds of which was to be paid under the Cash Bonus Plan (the "Bonus Plan Compensation") and one-third of which was to be paid under the Discretionary Cash Bonus Program based upon the Compensation Committee's evaluation of Mr. Knight's performance (the "Discretionary Bonus Compensation"). The percentage of salary assigned to Mr. Knight's potential bonus was based on the Compensation Committee's evaluation of (i) the magnitude of Mr. Knight's ability to impact corporate performance based on his responsibilities, (ii) the composition of Mr. Knight's total compensation package, including the fact that his salary remained constant between 2008 and 2009 and the voluntary reduction of his salary continued in 2010, and (iii) our long-term profitability and earnings goals. Mr. Knight's potential bonus as a percentage of his salary was greater than the other Named Executive Officer's because the Compensation Committee believed that, based upon his responsibilities, Mr. Knight had a greater ability to affect corporate performance than the other Named Executive Officers.

In connection with the maximum performance-based cash bonus opportunity described above, the Compensation Committee set performance targets related to earnings performance compared with earnings in 2009 and annual consolidated operating ratio (the "2010 Performance Targets"). One-third of the maximum bonus opportunity was tied to earnings targets and one-third was tied to achieving the target operating ratio. The 2010 Performance Target range for earnings targets was from 20% target bonus achievement at negative 5.0% change in earnings to 100% bonus target achievement at 5.0% earnings growth. The 2010 Performance Target for consolidated operating ratio was 87.5%. However, there was an override feature such that achievement of earnings per share growth for 2010 in excess of earnings per share for 2009 (as opposed to earnings targets) would result in 100% achievement of the 2010 Performance Targets. Given the economic environment at the date the targets were adopted, the Compensation Committee viewed the 2010 Performance Targets as reflecting a range of performance that was achievable but uncertain, with the upper end of the range reflecting a significant accomplishment. The 2010 Performance Targets did not reflect any view of ours concerning earnings expectations for the year. The 2010 Performance Targets were recommended by Mr. Knight and approved by the Compensation Committee.

In addition to the 2010 Performance Targets and pursuant to the Discretionary Cash Bonus Program, the Compensation Committee also had the discretion to award Mr. Kevin Knight up to one-third of the cash bonus opportunity based upon, among other things, his leadership, ability to influence others, dedication, integrity, creativity, and the promotion of our business.

The Compensation Committee met in February 2011 to discuss and review the 2010 Performance Targets for Mr. Kevin Knight. The Committee reviewed the foregoing policies, our financial and operating performance, and the 2010 Performance Targets with Mr. Knight and the Chief Financial Officer. The Compensation Committee determined that there was a 100% achievement of the 2010 Performance Targets. Accordingly, the Compensation Committee awarded Mr. Knight $176,000 as Bonus Plan Compensation. With respect to Discretionary Bonus Compensation, Mr. Knight recommended for cost control reasons that the Compensation Committee use its negative discretion and not approve any Discretionary Bonus Compensation for Mr. Knight in 2010. The Compensation Committee reviewed Mr. Knight's performance for the Discretionary Bonus Compensation and concluded that Mr. Knight's performance was exemplary and above expectations. However, based on Mr. Knight's recommendation, the Compensation Committee exercised its negative discretion and directed that no Discretionary Bonus Compensation be paid to Mr. Knight for 2010.

During 2010, we also paid a pre-determined amount for the business-related air travel of Mr. Kevin Knight, in his role as our CEO. Mr. Knight used the allowance for all of his business-related air travel, whether commercial or charter. With approximately 30 locations across the United States and numerous acquisitions, investor, supplier, industry, and other destinations, Mr. Knight was, and continues to be, required to travel by air frequently to carry out his responsibilities. Some of this travel involved a personal component, although we believe the personal component is immaterial compared to the business-related travel. The Compensation Committee believes that the air travel allowance was reasonable because it enhances Mr. Knight's ability to carry out his responsibilities as CEO. The Compensation Committee also desired to avoid the complications of allocating business versus personal travel expenses on trips with more than one function. Thus, Mr. Knight's entire air travel allowance was included as compensation, with any excess being payable personally by him. In January 2009, Mr. Knight voluntarily reduced his annual air travel allowance by $100,000, from $250,000 to $150,000, in recognition of the difficult operating conditions. This voluntary reduction continued at the same level in 2010. During 2010, Mr. Knight also received a cash vehicle allowance of approximately $17,000. Both the air travel allowance and the vehicle allowance are included in the "All Other Compensation" column of the Summary Compensation Table.

In 2010, in addition to providing medical, dental, and group life insurance to Mr. Kevin Knight, we also contributed $850, which represents our maximum matching discretionary contribution per participant, to the 401(k) Plan of Mr. Knight. We report the 401(k) contribution in the "All Other Compensation" column in the Summary Compensation Table.

Compensation Paid to Our Other Named Executive Officers

For all Named Executive Officers, other than our CEO, the form and amount of compensation was recommended by the CEO. As discussed above, the Compensation Committee relied on the business experience of its members, the historical compensation levels of the Named Executive Officers, and its general understanding of compensation levels at public companies to determine that the CEO's recommendations with respect to the compensation levels and forms were appropriate for 2010. The form of compensation was substantially consistent with past years, with compensation consisting primarily of salary, cash bonus based on the achievement of certain financial and operating goals established through consultation with the Compensation Committee during the first quarter of the year, and cash bonus based on certain subjective criteria. For each of the Named Executive Officers, the Compensation Committee considered, among other things, our financial and operating results during 2009 and 2010, the duties and responsibilities of each executive, and the length of time each executive has been with us as further described in each executive's biography found herein.

Effective August 1, 2008, Messrs. Keith Knight and Gary Knight voluntarily reduced their salaries by $100,000 annually from $350,000 to $250,000 and $227,500 to $127,500, respectively. Based on the improved operating environment during 2010, the Compensation Committee recommended in August 2010 that the voluntary salary reductions put in place in 2008 be adjusted so that their salaries were reduced by $50,000 annually. However, Messrs. Keith Knight and Gary Knight voluntarily continued their salary reduction at the rate of $75,000 annually. Accordingly, the salaries of Messrs. Keith Knight and Gary Knight were adjusted to $275,000 and $152,500, respectively. Their voluntary salary reductions may be adjusted upward to the rate of $50,000 annually if the economic environment continues to improve.

For 2010, the Compensation Committee also approved a maximum performance-based cash bonus opportunity under which each of Messrs. Jackson and Gary Knight was eligible to receive a cash bonus of up to 30% of his base salary and Mr. Keith Knight was eligible to receive a cash bonus of up to 40% of his base salary. Two-thirds of each Named Executive Officer's cash bonus was to be paid as Bonus Plan Compensation and one-third of each Named Executive Officer's cash bonus was to be paid as Discretionary Bonus Compensation based upon the Compensation Committee's evaluation of each Named Executive Officer's performance. The percentage of salary assigned to each Named Executive Officer was based on the CEO's recommendation and the Compensation Committee's evaluation of (i) the magnitude of each Named Executive Officer's ability to impact corporate performance based on the Named Executive Officer's responsibilities at the time, (ii) the composition of the respective Named Executive Officer's total compensation package, and (iii) our long-term profitability and earnings goals. The cash bonus opportunity (as a percentage of base salary) for each Named Executive Officer did not change for 2010 compared to 2009.

In connection with the performance-based cash bonus opportunities described above, the Compensation Committee set performance targets related to earnings performance compared with earnings in 2009 and annual consolidated operating ratio. One-third of the maximum bonus opportunity was tied to earnings targets and one-third was tied to achieving the target operating ratio. The 2010 Performance Target range for earnings targets was from 20% target bonus achievement at negative 5.0% change in earnings to 100% bonus target achievement at 5.0% earnings growth. The 2010 Performance Target for consolidated operating ratio was 87.5%. However, there was an override feature so that the achievement of earnings per share growth for 2010 in excess of earnings per share for 2009 (as opposed to earnings targets) would result in 100% achievement of the 2010 Performance Targets. Given the economic environment at the date the targets were adopted, the Compensation Committee viewed the 2010 Performance Targets as reflecting a range of performance that was achievable but uncertain, with the upper end of the range reflecting a significant accomplishment. The 2010 Performance Targets did not reflect any view of ours concerning earnings expectations for the year. The 2010 Performance Targets were recommended by the CEO and approved by the Compensation Committee.

In addition to the 2010 Performance Targets and pursuant to the Discretionary Cash Bonus Program, the Compensation Committee also had the discretion to award each Named Executive Officer, after taking into account the CEO's recommendations, up to one-third of the cash bonus opportunity based upon, among other things, the executive's leadership, ability to influence others, dedication, integrity, creativity, and the promotion of our business. Although Randy Knight did not participate in the Cash Bonus Plan, he was eligible to receive Discretionary Bonus Compensation in 2010.

The Compensation Committee met in February 2011 to discuss and review the 2010 Performance Targets for the Named Executive Officers. The Compensation Committee reviewed the foregoing policies, our financial and operating performance, and the 2010 Performance Targets with the CEO. The Compensation Committee determined that there was a 100% achievement of the 2010 Performance Targets. Accordingly, the Compensation Committee awarded Messrs. Keith Knight, Gary Knight, and Jackson $73,425, $30,500, and $38,000, respectively, as Bonus Plan Compensation. Based upon each Named Executive Officer's (other than the CEO's) performance and ongoing commitment to our Company, the CEO recommended that the Named Executive Officers (other than the CEO) receive fifty percent (50%) of the Discretionary Bonus Compensation. Accordingly, the Compensation Committee also awarded Messrs. Keith Knight, Gary Knight, and Jackson $18,288, $7,625, and $9,500, respectively, as Discretionary Bonus Compensation.

Except as described above with respect to the CEO, we did not pay for the personal air travel of any of our other executive officers, including our other Named Executive Officers. However, similar to our CEO, our other Named Executive Officers, excluding Randy Knight, receive a vehicle allowance or are provided a company vehicle. In 2010, in addition to providing medical, dental, and group life insurance to our Named Executive Officers, we also contributed $850, which represents our maximum matching discretionary contribution per participant, to the 401(k) Plan of each Named Executive Officer, excluding Randy Knight. We report the vehicle allowance and the 401(k) contribution in the "All Other Compensation" column in the Summary Compensation Table.

Compensation Decisions with Respect to 2011

As of the date hereof Mr. Kevin Knight has continued his voluntary salary reduction that was effective in 2010 and his $100,000 voluntary reduction of his annual air travel allowance and Messrs. Keith Knight and Gary Knight have continued their voluntary salary reductions at the rate of $75,000 annually. In February 2011, Mr. Jackson's base salary was increased to $200,000 from $190,000 annually in connection with his new responsibilities as our President.

For 2011, the Compensation Committee also approved maximum performance-based cash bonus opportunities under which (i) Mr. Kevin Knight is eligible to receive a cash bonus of up to 60% of his base salary; (ii) each of Messrs. Keith Knight and Jackson is eligible to receive a cash bonus of up to 40% of his base salary; and (iii) Mr. Gary Knight is eligible to receive a cash bonus of up to 30% of his base salary. As in 2010, the percentage of salary assigned to each Named Executive Officer is based on the Compensation Committee's evaluation of (i) the magnitude of each Named Executive Officer's ability to affect corporate performance based on the Named Executive Officer's responsibilities at the time, (ii) the composition of the respective Named Executive Officer's total compensation package, and (iii) our long-term profitability and earnings goals. For 2011, each Named Executive Officer's cash bonus will be paid entirely under the Cash Bonus Plan. Accordingly, no cash bonus will be paid under the Discretionary Cash Bonus Program in 2011. Randy Knight will not participate in the performance-based cash bonus opportunities in 2011.

In connection with the maximum performance-based cash bonus opportunities described above, the Compensation Committee set performance targets related to the change in earnings compared with earnings in 2010 and annual consolidated revenue growth (the "2011 Performance Targets"). One-half of the maximum bonus opportunity is tied to the change in earnings and one-half is tied to the change in revenue. The 2011 Performance Target range for earnings is from 33% target bonus achievement at 5.0% earnings growth to 100% bonus target achievement at 15.0% earnings growth. The 2011 Performance Target range for revenue is from 33% target bonus achievement at 7.5% revenue growth to 100% bonus target achievement at 17.5% revenue growth. Given the economic and freight environment at the date the targets were adopted, the Compensation Committee viewed the 2011 Performance Targets as reflecting a range of performance that is achievable but uncertain, with the upper end of the range reflecting a significant accomplishment. The 2011 Performance Targets do not reflect any view of ours concerning earnings expectations for the year. The 2011 Performance Targets were recommended by the CEO and approved by the Compensation Committee.

Employment Agreements

We currently do not have any employment contracts, severance agreements, change-of-control agreements, or other arrangements with our executive officers, including our Named Executive Officers, that provide for payment or benefits to any executive officer at, following, or in connection with a change in control, a change in an executive officer's responsibilities, or an executive officer's termination of employment, including resignation, severance, retirement, or constructive termination.

Summary Compensation Table

The following table sets forth information concerning the total compensation for fiscal year 2010 awarded to, earned by, or paid to those persons who were, at December 31, 2010, (i) our Chief Executive Officer, (ii) our Chief Financial Officer, and (iii) our three other most highly compensated executive officers with total compensation exceeding $100,000 for the fiscal year ended December 31, 2010 (collectively, the "Named Executive Officers").

Name and Principal Position	Year	Salary[1] ($)	Bonus ($)	Aggregate Grant Date Fair Value of Option Awards[2] ($)	Aggregate Grant Date Fair Value of Restricted Stock Unit Awards[3] ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation[4] ($)	Total ($)
Kevin P. Knight, Chairman and CEO	2010	403,462	-	-	-	176,000	168,010	747,472
	2009	374,231	-	-	802,000	-	178,939	1,355,170
	2008	463,077	8,000	464,250	-	118,000	246,175	1,299,502
David A. Jackson, President and CFO	2010	182,692	9,500	-	-	38,000	850	231,042
	2009	184,846	-	-	721,800	-	850	907,496
	2008	169,135	27,700	171,995	-	18,000	850	387,680
Keith T. Knight, COO	2010	256,731	18,288	-	-	73,425	15,250	363,694
	2009	259,615	-	-	721,800	-	15,804	997,219
	2008	299,000	46,550	247,600	-	46,550	16,035	655,735
Gary Knight, Vice Chairman	2010	134,231	7,625	-	-	30,500	12,637	184,993
	2009	132,404	-	-	481,200	-	13,087	626,691
	2008	185,192	22,750	92,850	-	22,750	13,010	336,552
Randy Knight, Vice Chairman [5]	2010	120,000	-	-	-	-	-	120,000
	2009	117,231	-	-	-	-	-	117,231

(1) Effective August 1, 2008, Messrs. Kevin Knight, Keith Knight, and Gary Knight voluntarily reduced their 2008 salaries to the annual rate of $290,000, $250,000, and $127,500, respectively. Salary reductions were voluntarily made in 2009 and 2010. As of fiscal year end 2009, the annual rates of the salaries of Messrs. Kevin Knight, Keith Knight, and Gary Knight were $390,000, $250,000, and $127,500, respectively. As of fiscal year end 2010, the annual rates of the salaries of Messrs. Kevin Knight, Keith Knight, and Gary Knight were $440,000, $275,000, and $152,500, respectively.

(2) This column represents the grant date fair value of the stock options under FASB ASC 718 (formerly SFAS 123R) granted to the Named Executive Officers. The fair value was calculated using the Black Scholes value of approximately $5.18 for options granted on February 29, 2008, and $6.19 for options granted on May 22, 2008. The fair value of the option awards are accounted for in accordance with ASC 718. For additional information on the valuation assumptions, refer to note 9 of our financial statements in the Form 10-K for the year ended December 31, 2010, as filed with the SEC. These amounts reflect our accounting expense to be recognized over the vesting period of the options awarded, and do not correspond to the actual value that will be recognized by the Named Executive Officers. No stock options were granted to our Named Executive Officers in 2010 or 2009.

(3) This column represents the aggregate grant date fair value of restricted stock units ("RSUs") computed in accordance with FASB ASC Topic 718, which was $16.04 per share based on the market closing price of our stock on grant date of October 30, 2009. These amounts reflect our accounting expense to be recognized over the vesting period of the restricted stock units awarded, and do not correspond to the actual value that will be recognized by the Named Executive Officers. No RSUs were granted to our Named Executive Officers in 2010.

(4) *See* All Other Compensation Table for additional information.

(5) Mr. Randy Knight was not a Named Executive Officer during 2008.

Letter to Shareholders

Proxy Statement

2010 Annual Report

All Other Compensation Table

The following table describes each component of the "All Other Compensation" column in the Summary Compensation Table for 2010.

Name	Year	Perquisites and Other Personal Benefits[(1)] ($)	Contributions to Retirement and 401(k) Plans ($)	Total ($)
Kevin P. Knight	2010	167,160	850	168,010
David A. Jackson	2010	-	850	850
Keith T. Knight	2010	14,400	850	15,250
Gary Knight	2010	11,787	850	12,637
Randy Knight	2010	-	-	-

(1) This column represents the total amount of perquisites and other personal benefits provided to the Named Executive Officer, if the aggregate of such benefits were equal to or exceeded $10,000. For Mr. Kevin Knight, $150,000 of this amount represents cash air travel allowance and $17,160 represents cash vehicle allowance. For each of the other Named Executive Officers, this amount includes compensation for cash vehicle allowance.

Narrative to Summary Compensation Table

See "Executive Compensation – Compensation Discussion and Analysis" for a complete description of our compensation plans pursuant to which the amounts listed under the Summary Compensation Table were paid or awarded and the criteria for such award or payment.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning all outstanding equity grants held by our Named Executive Officers as of December 31, 2010. All outstanding equity awards are in shares of our Common Stock.

	Option Awards					Stock Awards		
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($)	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested[2] (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)
Kevin P. Knight	08/06/2004	67,500	-	12.57	08/05/2014			
	08/19/2005	750,000	-	15.68	08/18/2015			
	05/24/2006	75,000	-	18.44	05/23/2016			
	05/24/2007	36,000	9,000	18.23	05/23/2017			
	05/22/2008	45,000	30,000	17.29	05/21/2018			
						10/30/2009	50,000	950,000
David A. Jackson	08/07/2003	788	-	11.44	08/06/2013			
	05/24/2006	15,000	-	18.44	05/23/2016			
	05/24/2007	10,000	2,500	18.23	05/23/2017			
	02/29/2008	-	9,304	14.79	02/27/2018			
	05/22/2008	12,000	8,000	17.29	05/21/2018			
						10/30/2009	45,000	855,000
Keith T. Knight	08/06/2004	22,500	-	12.57	08/05/2014			
	08/19/2005	30,000	-	15.68	08/18/2015			
	05/24/2006	30,000	-	18.44	05/23/2016			
	05/24/2007	16,000	4,000	18.23	05/23/2017			
	05/22/2008	24,000	16,000	17.29	05/21/2018			
						10/30/2009	45,000	855,000
Gary Knight	08/06/2004	22,500	-	12.57	08/05/2014			
	08/19/2005	22,500	-	15.68	08/18/2015			
	05/24/2006	15,000	-	18.44	05/23/2016			
	05/24/2007	10,000	2,500	18.23	05/23/2017			
	05/22/2008	9,000	6,000	17.29	05/21/2018			
						10/30/2009	30,000	570,000
Randy Knight	06/01/2005	750	-	16.81	05/31/2015			
	06/09/2005	750	-	15.30	06/08/2015			
	06/01/2006	1,000	-	19.61	05/31/2016			

(1) *See* Option Vesting Schedule below for the vesting date of unexercisable options held at fiscal year end by the Named Executive Officers.

(2) Equity awards listed in this column represent restricted stock units awarded to our Named Executive Officers on Oct. 30, 2009. These restricted stock units will vest gradually over the following 13-year period: 6% vested on January 31, 2011, 5% will vest on January 31 of 2012 to 2015, 6% will vest on January 31, 2016, 7% will vest on January 31, 2017, 8% will vest on January 31, 2018, 9% will vest on January 31, 2019, 10% will vest on January 31, 2020, 11% will vest on January 31, 2021, 12% will vest on January 31, 2022, and 11% will vest on January 31, 2023.

(3) Market value of stock awards was based on the market closing price of our stock on December 31, 2010, which was $19.00 per share.

Vesting Schedule Table

The following table describes the vesting schedule as of December 31, 2010, for each unexercisable option listed in the Outstanding Equity Awards at Fiscal Year-End Table.

Name	Option Grant Date	Option Awards Vesting Schedule
Kevin P. Knight	05/24/2007	20% vested December 31, 2007, and 5% vests at the end of each fiscal quarter after 2007.
	05/22/2008	20% vested December 31, 2008, and 5% vests at the end of each fiscal quarter after 2008.
David A. Jackson	05/24/2007	20% vested December 31, 2007, and 5% vests at the end of each fiscal quarter after 2007.
	02/29/2008	20% vests each year beginning February 28, 2011.
	05/22/2008	20% vested December 31, 2008, and 5% vests at the end of each fiscal quarter after 2008.
Keith T. Knight	05/24/2007	20% vested December 31, 2007, and 5% vests at the end of each fiscal quarter after 2007.
	05/22/2008	20% vested December 31, 2008, and 5% vests at the end of each fiscal quarter after 2008.
Gary Knight	05/24/2007	20% vested December 31, 2007, and 5% vests at the end of each fiscal quarter after 2007.
	05/22/2008	20% vested December 31, 2008, and 5% vests at the end of each fiscal quarter after 2008.
Randy Knight		None

Option Exercises and Stock Vested

The following table sets forth information concerning stock options exercised during 2010 by our Named Executive Officers.

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized On Exercise ($)
Kevin P. Knight	-	-
David A. Jackson[1]	15,788	$62,287
Keith T. Knight	-	-
Gary Knight	-	-
Randy Knight	-	-

(1) Stock option exercise detail for David A. Jackson

Exercise Date	Grant Date	Options Exercised (#)	Grant Price ($)	Market Price on Exercise Date ($)
02/22/2010	08/07/2003	788	$11.44	$19.27
02/22/2010	05/16/2005	15,000	$15.53	$19.27

Director Compensation

The following table sets forth information concerning the compensation of our non-employee directors for 2010.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Total ($)
Donald A. Bliss	25,000	22,498	47,498
Michael Garnreiter	27,500	22,498	49,998
Richard J. Lehmann	22,500	22,498	44,998
G.D. Madden	22,500	22,498	44,998
Kathryn L. Munro	25,500	22,498	47,998

(1) This column represents the amount of cash compensation paid in 2010 for Board and committee service.

(2) This column represents the expense recognized for financial statement reporting purposes with respect to the 2010 fiscal year for the fair value of stock awards granted to each non-employee director in 2010, in accordance with FASB ASC Topic 718 (formerly SFAS 123R). On May 20, 2010, each non-employee director received 1,111 shares of our Common Stock, determined by dividing the current year's director compensation subject to payment in Common Stock, by the closing market price of our Common Stock on the date of grant, or $20.25 per share.

Narrative to Director Compensation

The Board of Directors, upon the recommendation of our Compensation Committee, establishes the form and amount of compensation paid to our directors who are not 10% shareholders or our officers or employees ("Outside Directors"). In 2010, our Outside Directors received annual compensation of $45,000 payable 50% in cash and 50% in Common Stock. The number of shares issued on May 20, 2010, was determined by dividing the amount of the compensation subject to payment in Common Stock by the closing market price of our Common Stock on the date of the grant. The Common Stock was issued as stock grants under the Independent Director provision of our 2003 Equity Compensation Plan, which reserved 200,000 shares of our Common Stock for compensatory stock grants to Outside Directors.

No fees were paid for attendance at meetings during 2010; however, in addition to the $45,000 payable to the Outside Directors, the Chair of the Audit Committee received an annual fee of $5,000, the Chair of the Compensation Committee received an annual fee of $3,000, and the Chair of the Nominating and Corporate Governance Committee received an annual fee of $2,500.

Directors who are our officers or employees or 10% shareholders do not receive compensation for Board or committee service. During 2010, we did, however, reimburse all directors for travel and other related expenses.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of February 28, 2011, the number and percentage of outstanding shares of our Common Stock beneficially owned by each person known by us to beneficially own more than 5% of such stock, by each Named Executive Officer and our directors, and by all of our directors and executive officers as a group. Share information for BlackRock, Inc. is based solely upon the Schedule 13G filed with the SEC on February 7, 2011. We had outstanding 83,804,217 shares of Common Stock as of February 28, 2011.

Name and Address of Beneficial Owner[1]	Amount and Nature of Beneficial Ownership[2]	Percent of Class[2]
Kevin P. Knight[3]	5,915,304	7.0%
Gary J. Knight[4]	5,481,926	6.5%
Keith T. Knight[5]	5,740,768	6.8%
Randy Knight[6]	5,261,090	6.3%
Donald A. Bliss[7]	19,419	*
G.D. Madden[8]	47,829	*
Michael Garnreiter[9]	9,250	*
Kathryn L. Munro[10]	13,001	*
Richard J. Lehmann[11]	9,127	*
David A. Jackson[12]	43,096	*
BlackRock, Inc. [13]	5,525,767	6.6%
All directors and executive officers as a group ten (10) persons	22,540,810	26.8%

* Represents less than 1.0% of the outstanding Common Stock.

(1) The address of each Named Executive Officer and director is 5601 West Buckeye Road, Phoenix, AZ 85043. The address for BlackRock is 40 East 52nd Street, New York, NY 10022.

(2) In accordance with applicable rules under the Exchange Act, the number of shares indicated as beneficially owned by a person includes shares of Common Stock and underlying options that are currently exercisable or will be exercisable within 60 days from February 28, 2011. Shares of Common Stock underlying stock options that are currently exercisable or will be exercisable within 60 days from February 28, 2011, are deemed to be outstanding for purposes of computing the percentage ownership of the person holding such options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(3) Includes: (a) 4,923,792 shares beneficially owned by Kevin P. Knight over which he and his wife, Sydney Knight, exercise sole voting and investment power pursuant to a revocable living trust; (b) 12,012 shares held by the Kevin P. Knight and Sydney B. Knight Family Foundation over which Kevin P. Knight and his wife, Sydney Knight, as officers of the Foundation, exercise sole voting and investment power on behalf of the Foundation; and (c) 979,500 shares covered by stock options granted to Kevin P. Knight that are currently exercisable or that will become exercisable within 60 days. Kevin P. Knight has pledged as security 2,032,500 of the shares that he beneficially owns.

(4) Includes: (a) 5,401,551 shares beneficially owned by Gary J. Knight over which he exercises sole voting and investment power as a trustee under a revocable trust agreement; and (b) 80,375 shares covered by a stock option granted to Gary J. Knight that is currently exercisable or that will become exercisable within 60 days. Gary J. Knight has pledged as security 1,800,000 of the shares that he beneficially owns.

(5) Includes: (a) 5,610,753 shares beneficially owned by Keith T. Knight over which he and his wife, Fawna Knight, exercise sole voting and investment power as trustees under a revocable trust agreement; (b) 1,119 shares beneficially owned by Keith T. Knight; (c) 1,119 shares beneficially owned by Fawna Knight; and (d) 2,277 shares owned by minor children who share the same household; and (e) 125,500 shares covered by a stock option granted to Keith T. Knight that is currently exercisable or that will become exercisable within 60 days. Keith T. Knight has pledged as security 2,350,000 of the shares that he beneficially owns.

(6) Includes: (a) 3,596,267 shares beneficially owned by Randy Knight over which he exercises sole voting and investment power as a trustee under a revocable trust agreement; (b) 1,662,323 shares held by a limited liability company for which Mr. Knight acts as manager and whose members include Mr. Knight and trusts for the benefit of his four children; and (c) 2,500 covered by stock options granted to Mr. Randy Knight that are currently exercisable or that will become exercisable within 60 days. Randy Knight has pledged as security 5,258,590 of the shares that he beneficially owns.

(7) Includes: (a) 16,919 shares beneficially owned by Donald A. Bliss over which he exercises sole voting and investment powers under a revocable trust agreement; and (b) 2,500 shares covered by stock options granted to Mr. Bliss that are currently exercisable or that will become exercisable within 60 days.

(8) Includes: (a) 43,804 shares held directly by G.D. Madden; (b) 400 shares not held directly by G.D. Madden, but for which he exercises voting control (these shares were purchased and reported by G.D. Madden in 2008 for four grandchildren (100 shares each), none of whom live with G.D. Madden); and (c) 3,625 shares covered by stock options granted to Mr. Madden that are currently exercisable or that will become exercisable within 60 days.

(9) Includes: 9,250 shares covered by stock options granted to Mr. Garnreiter that are currently exercisable or that will become exercisable within 60 days.

(10) Includes: (a) 6,751 shares held directly by Kathryn L. Munro; and (b) 6,250 shares covered by stock options granted to Ms. Munro that are currently exercisable or that will become exercisable within 60 days.

(11) Includes: (a) 5,627 shares held directly by Richard J. Lehmann; and (b) 3,500 shares covered by stock options granted to Mr. Lehmann that are currently exercisable or that will become exercisable within 60 days.

(12) Includes: (a) 1,823 shares held directly by David A. Jackson; and (b) 41,273 shares covered by stock options granted to Mr. Jackson that are currently exercisable or that will become exercisable within 60 days.

(13) BlackRock has sole voting power over 5,525,767 shares and sole dispositive power over 5,525,767 shares. It has shared voting power and shared dispositive power over no shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Audit Committee has established policies and procedures relating to the review and approval or ratification of any transaction, or any proposed transaction, in which we were or are to be a participant and the amount involved exceeds $120,000, and in which any "related person" (as that term is defined in Instruction 1 to Item 404(a) of Regulation S-K) had or will have a direct or indirect material interest, referred to as an "interested transaction." Upon review of the material facts of all interested transactions, the Audit Committee will either approve, ratify, or disapprove the interested transactions, subject to certain exceptions, by taking into account, among other factors it deems appropriate, whether the terms are arm's-length and the extent of the related person's interest in the transaction. No director may participate in any discussion or approval of an interested transaction for which he or she, or his or her relative, is a related party. If an interested transaction will be ongoing, the Audit Committee may establish guidelines for our management to follow in its ongoing dealings with the related party and then at least annually must review and assess ongoing relationships with the related party. During 2010, the following interested transactions were subject to such review and approval or ratification.

We provided general business loans to US West Agriculture Exporters, LLC, a transportation company that transacts business with our drayage operations, and in which Larry Knight is a 33% owner. Larry Knight is an employee of the Company and the brother of Kevin Knight, our Chief Executive Officer, and Keith Knight, our Chief Operating Officer. On April 29, 2010, we entered into an agreement with US West Agriculture Exporters, LLC to consolidate the business loan and interest into one single promissory note bearing interest at 5% per annum. The new agreement extends the repayment date to September 2012, with installments due quarterly. The largest aggregate amount of principal outstanding during 2010 was $4,131,026. The amount of principal paid during 2010 was $1,092,577 and the amount of interest paid during 2010 was $107,423. The loan balance from US West Agriculture Exporters, LLC at December 31, 2010 was $3,038,449. We also performed transportation services for US West Agriculture Exporters, LLC in the ordinary course of business and subject to usual trade terms. As of December 31, 2010, US West Agriculture Exporters, LLC has discontinued operations. The loan to US West Agriculture Exporters, LLC is secured by guaranties of the members of US West Agriculture Exporters, LLC. We are currently working with US West Agriculture Exporters, LLC regarding the repayment of the outstanding balance of the loan. Based on its knowledge of the facts, management believes it will recover the entire outstanding principal balance of the loan and accrued interest.

Letter to Shareholders

Proxy Statement

2010 Annual Report

The Knight family has been involved in the transportation business for a number of years, and family members of Kevin Knight, Gary Knight, Keith Knight, and Randy Knight have been employed by us since our inception. The Knight family members are employed on the same terms and conditions as non-related employees. During 2010, we employed two individuals who were compensated in excess of $120,000 and are considered related persons under Item 404(a) of Regulation S-K. The aggregate total compensation paid to these two individuals in 2010 was $337,728. Based on the fact that these two individuals are employed on the same terms and conditions as non-related employees, the Audit Committee ratified these transactions. We also employed nine other related persons during 2010, none of whom received compensation in excess of $120,000.

See "Corporate Governance – The Board of Directors and Its Committees – Committees of the Board of Directors – The Compensation Committee – Compensation Committee Interlocks and Insider Participation" for a description of transactions between us and members of our Compensation Committee or their affiliates.

PROPOSAL NO. 2 -ADVISORY, NON-BINDING VOTE ON EXECUTIVE COMPENSATION

In accordance with the requirements of Section 14A of the Exchange Act (which was added by the Dodd-Frank Wall Street Reform and Consumer Protection Act and the related rules of the SEC), we are including in this Proxy Statement a separate resolution, subject to shareholder vote, to approve, in a non-binding vote, the compensation of our Named Executive Officers as disclosed on pages II-15 to II-26.

As described in more detail in the Compensation Discussion and Analysis section of this Proxy Statement, the Compensation Committee has structured our executive compensation program to achieve the following key objectives:

Objective	How Our Executive Compensation Program Achieves This Objective
Attract and retain talented executives and motivate those executives to achieve superior results.	• We link compensation to achievement of specified performance goals and continued employment with the Company. We also utilize multi-year vesting requirements for equity-based compensation to promote long-term ownership.
Align executives' interests with our corporate strategies, our business objectives, and the long-term interests of our shareholders.	• Annual cash bonuses for each of our Named Executive Officers are based on objective performance measurements that are important to our success (e.g., earnings growth, operating ratio, and revenue growth).
Enhance executives' incentives to increase our stock price and maximize shareholder value.	• Annual cash incentives based on targets with objective, measurable criteria keep management focused on near-term results. Caps on cash awards are built into our plan design. • The equity compensation component, which includes awards such as stock options and restricted stock unit grants, provides balance to our other elements of our compensation program and creates incentive for executives to increase shareholder value over an extended period of time. • We attempt to keep base salaries relatively low and weight overall compensation toward incentive and equity-based compensation.
Promote our culture of controlling costs.	• We provide reasonable perquisites to our Named Executive Officers and believe that such perquisites allow our Named Executive Officers to work more efficiently. • We consider the tax consequences associated with each element of compensation, including whether the incentive compensation paid by us is deductible for tax purposes. • Our Named Executive Officers have voluntarily reduced their salaries during periods of challenging economic environment.

We urge shareholders to read the Compensation Discussion and Analysis beginning on page II-15 of this Proxy Statement for more information on our executive compensation policies and procedures. The Compensation Committee and the Board believe that the policies and procedures articulated in the Compensation Discussion and Analysis are effective in achieving our goals.

Accordingly, we are asking our shareholders to approve, in a non-binding vote, the following resolution in respect of this Proposal No. 2:

"RESOLVED, that the shareholders approve, in an advisory, non-binding vote, the compensation of the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K in this Proxy Statement, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion."

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is non-binding on the Board of Directors. Although non-binding, the Board and the Compensation Committee will review and consider the voting results when making future decisions regarding our executive compensation program.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" ADVISORY APPROVAL OF THE RESOLUTION SET FORTH ABOVE.

PROPOSAL NO. 3 - ADVISORY, NON-BINDING VOTE ON THE FREQUENCY OF HOLDING FUTURE ADVISORY, NON-BINDING VOTES ON EXECUTIVE COMPENSATION

In accordance with the requirements of Section 14A of the Exchange Act, we also are including in this Proxy Statement a separate resolution to request our shareholders to recommend, in a non-binding vote, whether a non-binding shareholder vote to approve the compensation of our Named Executive Officers (that is, a vote similar to the non-binding vote in Proposal No. 2 on pages II-30 and II-31) should occur every one, two, or three years.

In considering their vote, shareholders may wish to carefully review the information presented in connection with Proposal No. 2 on pages II-30 and II-31 and the information regarding our compensation policies and decisions regarding our Named Executive Officers presented in the Compensation Discussion and Analysis beginning on page II-15.

We believe a three-year frequency is most consistent with our approach to compensation based upon our beliefs that:

- a triennial advisory vote cycle is consistent with our long-term view with regard to executive compensation and would coincide with our triennial review of our overall compensation structure;
- the potential burdens and distractions of an annual vote are significant;
- a triennial advisory vote cycle gives the Board sufficient time to evaluate the results of the advisory vote regarding Named Executive Officer compensation and to implement any desired changes to our Named Executive Officer compensation policies and procedures; and
- a triennial advisory vote cycle will provide our shareholders more time to evaluate the effectiveness of our short- and long-term Named Executive Officer compensation strategies and our related performance.

Accordingly, we are asking our shareholders to approve, in a non-binding vote, the following resolution in respect of this Proposal No. 3:

"RESOLVED, that the shareholders be requested to recommend, in an advisory, non-binding vote, whether to approve the compensation of the Company's Named Executive Officers every one, two, or three years."

The frequency option receiving the greatest number of votes cast will be considered the frequency recommended by our shareholders for holding future advisory votes on executive compensation. However, because the vote is advisory and non-binding on the Board or the Company, the Board may decide that it is in the best interests of our shareholders and the Company to hold an advisory vote on executive compensation more or less frequently than the frequency approved by our shareholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "THREE YEARS" WITH RESPECT TO THE FREQUENCY OF HOLDING FUTURE ADVISORY, NON-BINDING SHAREHOLDER VOTES ON EXECUTIVE COMPENSATION.

PROPOSAL NO. 4 – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has appointed Grant Thornton LLP ("Grant Thornton") to serve as our principal independent registered public accounting firm for the fiscal year ending December 31, 2011. At the Annual Meeting, our shareholders are being asked to ratify the appointment of Grant Thornton as our independent registered public accounting firm for the fiscal year ending December 31, 2011. Deloitte & Touche LLP ("Deloitte") served as our principal independent public accounting firm for the fiscal year ended December 31, 2010. A representative of Grant Thornton is expected to be present at the Annual Meeting and to be available to respond to appropriate questions, and such representative will have an opportunity to make a statement at the Annual Meeting if he or she desires to do so. A representative of Deloitte is not expected to be present at the Annual Meeting.

Approval by our shareholders of the appointment of our independent registered public accounting firm is not required by law, any applicable NYSE rule, or by our organizational documents, but the Board of Directors is submitting this matter to our shareholders for ratification as a corporate governance practice. Ultimately, the Audit Committee retains full discretion and will make all determinations with respect to the appointment and retention of the independent registered public accounting firm.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF GRANT THORNTON LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

PRINCIPAL ACCOUNTING FEES AND SERVICES

Deloitte billed us the following amounts for services provided in the following categories for the fiscal years ended December 31, 2010 and 2009, respectively:

	Fiscal Year 2010	Fiscal Year 2009
Audit Fees[(1)]	$597,190	$560,907
Audit-Related Fees[(2)]	-	-
Tax Fees[(3)]	13,978	9,178
All Other Fees[(4)]	2,200	2,000
Total	$613,368	$572,085

(1) "Audit Fees" represents the aggregate fees billed for professional services rendered by Deloitte for the audit of our annual financial statements and the review of financial statements included in our quarterly reports on Form 10-Q, or services that are normally provided by Deloitte in connection with statutory or regulatory filings or engagements for those fiscal years.

(2) "Audit-Related Fees" represents the aggregate fees billed, other than Audit Fees, for assurance and related services by Deloitte that are reasonably related to the performance of the audit or review of our financial statements and internal control over financial reporting. We were not billed for any Audit-Related Fees in 2010 or 2009.

(3) "Tax Fees" represents the aggregate fees billed for professional services rendered by Deloitte for tax compliance, tax advice, and tax planning.

(4) "All Other Fees" represents the aggregate fees billed for products and services provided by Deloitte, other than Audit Fees, Audit-Related Fees, and Tax Fees.

Our Audit Committee maintains a policy pursuant to which it pre-approves all audit, audit-related, tax, and other permissible non-audit services provided by our principal independent registered public accounting firm in order to assure that the provision of such services is compatible with maintaining the accounting firm's independence. Under this policy, the Audit Committee pre-approves, on an annual basis, specific types or categories of engagements constituting audit, audit-related, tax, or other permissible non-audit services to be provided by the principal independent registered public accounting firm. Pre-approval of an engagement for a specific type or category of services generally is provided for up to one year and typically is subject to a budget comprised of a range of anticipated fee amounts for the engagement. Management and the independent registered public accounting firm are required to periodically report to the Audit Committee regarding the extent of services provided by the accounting firm in accordance with the annual pre-approval and the fees for the services performed to date. If management believes that a new service, or the expansion of a current service, provided by the principal independent registered public accounting firm is necessary or desirable then such new or expanded services are presented to the Audit Committee for its review and approval prior to the engagement of the independent registered public accounting firm to render such services. No audit-related, tax, or other non-audit services were approved by the Audit Committee pursuant to the *de minimus* exception to the pre-approval requirement under Rule 2-01(c)(7)(i)(C) of Regulation S-X during the fiscal year ended December 31, 2010.

Change in Independent Registered Public Accounting Firm

On March 23, 2011, we dismissed Deloitte as our independent registered public accounting firm. The decision to dismiss Deloitte was approved by our Audit Committee. On March 29, 2011, we appointed Grant Thornton as our independent registered public accounting firm for the fiscal year ending December 31, 2011. The decision to retain Grant Thornton also was approved by our Audit Committee.

Deloitte's reports on the Company's consolidated financial statements for the years ended December 31, 2010 and December 31, 2009 did not contain an adverse opinion or a disclaimer of an opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During our two most recent fiscal years and through March 23, 2011, there have been no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreements in its reports on the Company's consolidated financial statements for such years; and there were no reportable events, as listed in Item 304(a)(1)(v) of Regulation S-K.

We provided Deloitte with a copy of the foregoing disclosures that were included in our current report on Form 8-K filed with the SEC on March 29, 2011 (the "Current Report"), and requested that Deloitte review such disclosures and provide a letter addressed to the SEC as specified by Item 304(a)(3) of Regulation S-K. A copy of Deloitte's letter to the SEC is attached as Exhibit 16.1 to the Current Report.

During our two most recent fiscal years and through March 29, 2011, we did not consult with Grant Thornton regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

SHAREHOLDER PROPOSALS

To be eligible for inclusion in our proxy materials relating to the 2012 Annual Meeting of Shareholders, shareholder proposals intended to be presented at that meeting must be received in writing by us on or before December 10, 2011. However, if the date of the 2012 Annual Meeting of Shareholders is more than thirty days before or after May 19, 2012, then the deadline for submitting any such shareholder proposal for inclusion in the proxy materials relating to the 2012 Annual Meeting of Shareholders shall be a reasonable time before we begin to print or mail such proxy materials. The inclusion of any such shareholder proposals in such proxy materials will be subject to the requirements of the proxy rules adopted under the Exchange Act, including Rule 14a-8.

We must receive in writing any shareholder proposals intended to be considered at our 2012 Annual Meeting of Shareholders, but not included in our proxy materials relating to that meeting, by February 23, 2012. Pursuant to Rule 14(a)-4(c)(1) under the Exchange Act, the proxy holders designated by an executed proxy in the form accompanying our Proxy Statement for our next annual meeting will have discretionary authority to vote on any shareholder proposal that is considered at the Annual Meeting, but not received on or prior to the deadline described above.

All shareholder proposals should be sent via certified mail, return receipt requested, and addressed to Adam Miller, Secretary, Knight Transportation, Inc., 5601 West Buckeye Road, Phoenix, Arizona 85043.

See "Corporate Governance – The Board of Directors and Its Committees – Committees of the Board of Directors – The Nominating and Corporate Governance Committee" on page II-10 for information regarding how shareholders can recommend director candidates for consideration by the Nominating and Corporate Governance Committee.

OTHER MATTERS

The Board of Directors does not intend to present at the Annual Meeting any matters other than those described herein and does not presently know of any matters that will be presented by other parties. If any other matters are properly brought before the Annual Meeting or any adjournment thereof, the proxy holders named in the accompanying form of proxy will have discretionary authority to vote proxies on such matters in accordance with the recommendations of the Board of Directors, or, if no recommendations are given, in accordance with their judgment, unless the person executing any such proxy indicates that such authority is withheld.

Knight Transportation, Inc.



Kevin P. Knight
Chairman of the Board and Chief Executive Officer

April 8, 2011


KNIGHT
TRANSPORTATION

Delivering More.℠

2010 ANNUAL REPORT TO OUR SHAREHOLDERS

This 2010 Annual Report to our Shareholders contains an overview of Knight Transportation's business, as well as information regarding Knight Transportation's operations during fiscal year 2010 and other information that our Shareholders may find useful. Our 2010 Annual Report includes certain items from our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the U.S. Securities and Exchange Commission on March 1, 2011. Please note, however, that the 2010 Annual Report on Form 10-K is not incorporated by reference into this 2010 Annual Report.

BUSINESS

This Annual Report contains certain statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbor created by those sections. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including without limitation: any projections of earnings, revenues, or other financial items; any statement of plans, strategies, and objectives of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions or performance; and any statements of belief and any statement of assumptions underlying any of the foregoing. Such statements may be identified by their use of terms or phrases such as "believe," "may," "could," "expects," "estimates," "projects," "anticipates," "plans," "intends," and similar terms and phrases. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled "<u>Risk Factors</u>," set forth below. Readers should review and consider the factors discussed in "<u>Risk Factors</u>," along with various disclosures in our press releases, stockholder reports, and other filings with the Securities and Exchange Commission.

All such forward-looking statements speak only as of the date of this Annual Report. You are cautioned not to place undue reliance on such forward-looking statements. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in the events, conditions, or circumstances on which any such statement is based.

References in this Annual Report to "we," "us," "our," "Knight," or the "Company" or similar terms refer to Knight Transportation, Inc. and its consolidated subsidiaries.

General

We are a provider of multiple truckload transportation services, which generally involve the movement of full trailer loads of freight from origin to destination for a single customer without intermediate stops or handling. We use our nationwide network of service centers, one of the country's largest company-owned tractor fleets, as well as access to the capacity of thousands of third-party equipment providers, to provide significant capacity and a broad range of solutions to truckload shippers. Our services include dry van truckload, temperature-controlled truckload, dedicated customer services, drayage services between ocean ports or rail ramps and shipping docks, and rail intermodal services. Through our asset-based and non-asset-based capabilities we are able to transport, or arrange for the transportation of, general commodities for customers throughout the United States.

We have two reportable segments comprised of an asset-based segment and a non-asset-based segment. Our asset-based segment includes our dry van, temperature-controlled, and drayage operations, which are geographically diversified but have similar economic and other relevant characteristics, as they all provide truckload carrier services of general commodities to a similar class of customers. As a result, we have determined that it is appropriate to aggregate these operating segments into one reportable segment consistent with the guidance in Accounting Standards Codification ("ASC") Sub-Topic 280-10, Segment Reporting. Our non-asset-based segment consists of our brokerage operations, which we have determined qualifies as a reportable segment under ASC 280-10 Segment Reporting. However, because its results of operations are not material to our consolidated financial statements as a whole, we have not presented separate financial information for this segment. For the year ended December 31, 2010, the non-asset-based segment accounted for 5.5% of our consolidated revenue, 2.0% of our consolidated net income attributable to Knight Transportation, and 1.5% of our consolidated assets. Brokerage revenue, including intercompany transactions and fuel surcharge, was $40.2 million, $37.2 million, and $41.0 million for the years ended December 31, 2010, 2009, and 2008, respectively. Net income for this segment was approximately $1.2 million for both years ended December 31, 2010 and 2009, and $1.0 million for the year ended December 31, 2008. Our non-asset-based segment had assets of $10.4 million at December 31, 2010, compared to $7.2 million a year ago.

Operations

Our operating strategy for our asset-based activities is to achieve a high level of asset utilization within a highly disciplined operating system while maintaining strict controls over our cost structure. To achieve these goals, we operate primarily in high-density, predictable freight lanes in select geographic regions, and attempt to develop and expand our customer base around each of our service centers by providing multiple truckload services for each customer. This operating strategy allows us to take advantage of the large amount of freight transported in regional markets. Our decentralized service centers enable us to better serve our customers and work more closely with our driving associates. We operate a modern fleet to appeal to drivers and customers, decrease maintenance expenses and downtime, and enhance our operating efficiencies. We employ technology in a cost-effective manner to assist us in controlling operating costs and enhancing revenue. Our operating strategy for our non-asset-based activities is to match quality capacity with the shipping needs of our customers through the third-party capacity provided by our network of third-party truckload carriers and our rail partners. Our goal is to increase our market presence, both in existing operating regions and in other areas where we believe the freight environment meets our operating strategy, while seeking to achieve industry-leading operating margins and returns on investment.

In 2004, we took the first major step towards our strategy of providing truckload shippers with a diversified range of truckload service offerings with the creation of Knight Refrigerated, LLC. In 2005, we created Knight Brokerage, LLC, which has developed partnerships with thousands of carriers wherein they provide their third-party owned assets for truckload services to our customers. In 2008, we further enhanced our services by creating Knight Port Services, LLC (formerly known as Knight Intermodal, LLC), which provides environmentally-friendly coastal drayage services with 2007 and 2010 U.S. EPA compliant engines. Most recently in 2010, we advanced our objective to grow services with the addition of our rail intermodal services offered through our Knight Intermodal operation. We believe that this strategic diversified customer offering positions us for growth with existing and new truckload shipping customers.

Our operating strategy includes the following important elements:

Regional Operations. While our corporate headquarters is in Phoenix, Arizona, our operations are decentralized and handled in our service centers located throughout the country. We believe that regional operations offer several advantages, including:

- obtaining greater freight volumes, because a significant portion of truckload freight moves in short-to-medium lengths of haul;
- achieving higher revenue per mile by focusing on high-density freight lanes to minimize non-revenue miles;
- enhancing safety and driver recruitment and retention by allowing our drivers to travel familiar routes and return home more frequently; and
- enhancing our ability to provide a high level of service and consistent capacity to our customers.

Operating Efficiencies. Our company was founded on a philosophy of maintaining operating efficiencies and controlling costs. We focus on operating in particular geographical markets. This approach allows us to concentrate our marketing efforts to achieve higher penetration of our targeted service areas. We maintain a modern tractor and trailer fleet in order to obtain operating efficiencies and attract and retain drivers. A generally compatible fleet of tractors and trailers simplifies our maintenance procedures and reduces parts supplies. We also regulate vehicle speed in order to maximize fuel efficiency, reduce wear and tear, and enhance safety.

Customer Service. We offer a high level of service to our customers, and we seek to establish ourselves as a preferred truckload solutions provider for our customers. We provide truckload capacity for customers in high-density lanes where we can provide them with a high level of service. Our services include multiple stop pick-ups and deliveries, dedicated equipment and personnel, on-time pickups and deliveries within narrow time frames, specialized driver training, and other services. We price our services commensurately with the level of service our customers require and the conditions in market demand. By providing customers a high level of service, we believe we avoid competing solely on the basis of price.

Using Technology that Enhances Our Business. We purchase and deploy technology when we believe that it will allow us to operate more safely, securely, and efficiently and the investment is cost-justified. We use a satellite-based tracking and communication system to communicate with our drivers, to obtain load position updates, to manage our fleets, and to provide our customers with freight visibility. We have installed Qualcomm's satellite-based tracking technology in substantially all of our tractors, which allows us to rapidly respond to customer needs and facilitates efficient communications between our drivers and service centers. The majority of our trailers are equipped with VeriWise trailer-tracking technology that allows us to more effectively manage our trailers. We have automated many of our back-office functions, and we continue to invest in technology where it allows us to better serve our customers and improve efficiency.

Growth Strategy

Our growth strategy is focused on the following key areas:

Expanding existing service centers. Historically, a substantial portion of our revenue growth has been generated by our expansion into new geographic regions through the opening of additional service centers. Although we continue to seek opportunities to further increase our business in this manner, our primary focus is on developing and expanding our existing service centers by strengthening our customer relationships, adding new customers, and providing additional truckload services from these service centers.

Strengthening our customer relationships. We market our services to both existing and new customers in freight lanes that complement our existing operations. We seek customers who will diversify our freight base. We market our dry van truckload, temperature-controlled truckload, dedicated, intermodal, and drayage services to existing customers who may have need for, but do not currently use us for, multiple services.

Diversifying our service offerings. Each of our truckload service offerings is profitable. These offerings contribute meaningfully to our results and reflect our strategy to bring complementary services to our customers to assist them with their supply chain objectives. We plan to continue to leverage our nationwide footprint and expertise of providing synergies and adding value to our customers through our diversified service offerings.

Opportunities to make selected acquisitions. We are regularly evaluating acquisition opportunities. Since 1999, we have acquired four short-to-medium haul truckload carriers or have acquired substantially all of the trucking assets of such carriers, including: Phoenix, Arizona-based Roads West Transportation, Inc. ("Roads West"), acquired in 2006; Idaho Falls, Idaho-based Edwards Bros., Inc., acquired in 2005; Gulfport, Mississippi-based John Fayard Fast Freight, Inc., acquired in 2000; and Corsicana, Texas-based Action Delivery Service, Inc., acquired in 1999. Although our primary focus for growth is internal, we continue to evaluate acquisition opportunities.

We are one of the few large scale truckload transportation providers that continues to convert top line revenue growth into increased capacity in its tractor fleet. We have established a geographically diverse network that can support a substantial increase in freight volumes, organic or acquired. Our network and business lines afford us the ability to provide many truckload solutions for our customers. We maintain the flexibility within our decentralized network to adapt to market conditions. A foundation of our company since inception has been an extreme focus on cost per mile. It is part of our culture and operating philosophy, and we expect that it will continue to serve us well during challenging times.

Letter to Shareholders

Proxy Statement

2010 Annual Report

Marketing and Customers

Our marketing mission is to be a strategic truckload capacity partner for our customers by providing truckload transportation solutions customizable to the unique needs of our customers. We deliver these capacity solutions through our network of owned assets, contracted independent contractors, third-party carriers, and our rail partners. The diverse and premium services we offer provide a comprehensive approach to providing supply chain solutions to our customers.

Our sales and marketing functions are led by members of our senior management team, who are assisted by other sales professionals. Our sales team emphasizes our high level of service, our ability to accommodate a variety of customer needs, our ability to provide consistent capacity, and our financial strength.

We strive to maintain a diversified customer base. For the year ended December 31, 2010, our top 25 customers represented approximately 44% of revenue; our top 10 customers represented approximately 28% of revenue; and our top 5 customers represented approximately 18% of revenue. No single customer represented more than 5% of revenue in 2010. Most of our truckload carriage contracts are cancelable on 30 days' notice.

To be responsive to customers' and drivers' needs, we offer dedicated services, in which we assign particular drivers and equipment to prescribed routes. This can provide customers a guaranteed source of capacity, level of service, and economic package. Our dedicated fleet services may provide a significant part of a customer's transportation requirements. Under a dedicated carriage service agreement, we can provide drivers, equipment and maintenance, and, in some instances, transportation management services that supplement the customer's in-house transportation department.

Each of our service centers is linked to our corporate information system in our Phoenix headquarters. The capabilities of this system enhance our operating efficiency by providing cost effective access to detailed information concerning equipment, shipment status, and specific customer requirements. The system also enables us to respond promptly and accurately to customer requests and assists us in matching available equipment with customer loads. Additionally, our customers can track shipments and obtain copies of shipping documents via the Internet. We also provide electronic data interchange services to shippers desiring such service.

Drivers, Other Employees, and Independent Contractors

As of December 31, 2010, we employed 4,526 persons, of which 3,785 were drivers. None of our employees are subject to a union contract.

Our decentralized operating model creates an environment where our employees are able to learn the many aspects of truckload transportation and demonstrate their talents, entrepreneurial spirit, and commitment. We believe that the depth of our employee talent within our service center network is one of our competitive advantages. Our front-line employees bring a high level of commitment to our customers and drivers, while leveraging the substantial resource of our national network.

The recruitment, training, and retention of safe and qualified drivers are essential to support our continued growth and to meet the service requirements of our customers. We hire drivers who meet our objective guidelines relating primarily to their safety history, road test evaluations, and other personal evaluations, including physical examinations and mandatory drug and alcohol testing. In order to attract and retain safe drivers who are committed to the highest level of customer service, we build our operations for drivers around a team environment. We provide late model and comfortable equipment, direct communication with senior management, competitive wages and benefits, and other incentives designed to encourage driver safety, retention, and long-term employment. Drivers are recognized for providing superior service and developing good safety records.

In 2008, we launched a wholly-owned subsidiary, Squire Transportation, LLC. Squire is our asset-based training company focused on developing skilled, productive, and safe drivers. Squire's mission is to provide our drivers with the skills necessary to have a driving career with us. Squire is not a revenue generating segment, as trainees enrolled in the training program are employees of the company. We believe Squire will continue to be very beneficial in terms of recruiting and retaining qualified drivers.

Our drivers generally are compensated on a per mile basis, based on the length of haul, and a predetermined number of miles. Drivers also are compensated for additional flexible services provided to our customers. Drivers and other employees are invited to participate in our 401(k) program and in our company-sponsored health, life, and dental plans. Certain employees, who meet eligibility criteria, also participate in our equity compensation plan.

We also maintain an independent contractor program. Because independent contractors provide their own tractors, the independent contractor program provides us an alternate method of obtaining additional revenue equipment. We intend to continue our use of independent contractors. As of December 31, 2010, we had 446 tractors owned and operated by independent contractors under contract. Each independent contractor enters into a contract with us under which the independent contractor provides the tractor and a driver to load, transport, and unload freight they choose that is offered to them. We pay independent contractors a fixed level of compensation based on a predetermined number of loaded and empty miles. Independent contractors are obligated to maintain their own tractors and pay for their own fuel. We provide trailers for each independent contractor. We also offer maintenance services, for a charge, to our independent contractors who choose to utilize such services. In certain instances, we provide financing to independent contractors to assist them in acquiring revenue equipment. Our loans to independent contractors are secured by a lien on the independent contractor's revenue equipment. As of December 31, 2010, outstanding loans to independent contractors totaled approximately $2.4 million.

Revenue Equipment

As of December 31, 2010, we operated 3,420 company-owned tractors with an average age of 2.2 years. We also had under contract 446 tractors owned and operated by independent contractors. Our trailer fleet consisted of 9,008, 53-foot long trailers with an average age of 4.9 years and includes 886 temperature-controlled trailers.

Growth of our tractor and trailer fleet is determined by market conditions and our experience and expectations regarding equipment utilization. In acquiring revenue equipment, we consider a number of factors, including economy, price, rate, environment, technology, warranty terms, manufacturer support, driver comfort, and resale value. We maintain strong relationships with our equipment vendors and the financial flexibility to react as market conditions dictate. In addition to being able to react to market conditions because of our financial flexibility, we believe we can react more fluidly to market conditions because our service centers function as smaller, decentralized operations.

We have adopted an equipment configuration that meets a wide variety of customer needs and facilitates customer shipping flexibility. We adhere to a comprehensive maintenance program that minimizes downtime and enhances the resale value of our equipment. We perform routine servicing and maintenance of our equipment at several of our service centers. Our current policy is to replace most of our tractors around 48 months after purchase and to replace our trailers over a five to ten year period. Changes in the current market for used tractors, regulatory changes, and difficult market conditions faced by tractor manufacturers, may result in price increases that may affect the period of time we operate our equipment.

In 2002, the Environmental Protection Agency ("EPA") implemented regulations limiting exhaust emissions. Regulations limiting exhaust emissions became more restrictive in 2007 and 2010. In part to offset the costs of compliance with these requirements, some manufacturers have significantly increased new equipment prices, and further increases have resulted in connection with the implementation of the 2010 requirements. If new equipment prices increase more than anticipated, we may be required to increase our capital investments and depreciation expense and/or retain some of our equipment longer, with a resulting increase in maintenance expenses. To the extent we are unable to offset any such increases in expenses with rate increases or cost savings, our results of operations would be adversely affected.

Safety and Risk Management

We are committed to safe and secure operations. We regularly communicate with drivers to promote safety and instill safe work habits through media and safety review sessions. We also regularly conduct safety training for our drivers, independent contractors, and non-driving personnel. We dedicate personnel and resources to ensure safe operation and regulatory compliance. We employ safety personnel whose primary responsibility is the administration of our safety programs. We employ technology to assist us in managing risks associated with our business. In addition, we have an innovative recognition program for driver safety performance and emphasize safety through our equipment specifications and maintenance programs. Our Corporate Directors of Safety review all accidents and report weekly to the Vice President of Safety and Risk Management.

We require prospective drivers to meet higher qualification standards than those required by the United States Department of Transportation ("DOT"). The DOT requires drivers to obtain commercial drivers' licenses and also requires that we perform drug and alcohol testing in accordance with DOT regulations. Our program includes pre-employment, random, and post-accident drug testing. We are authorized by the DOT to haul hazardous materials. We require any driver who transports hazardous materials to have the proper endorsement and to be regularly trained as prescribed by DOT regulations.

The primary claims arising in our business consist of auto liability, including personal injury, property damage, physical damage, and cargo loss. We are insured against auto liability claims under a self-insured retention ("SIR") policy. For the policy years ending January 31, 2010 and 2011, our SIR was $1.5 million, with no responsibility for additional "aggregate" losses. For the policy year February 1, 2011 to January 31, 2012, our SIR increased to $2.0 million with no responsibility for "aggregate" losses. In prior years, our retention generally ranged from $1.0 million to $2.0 million per occurrence, plus "aggregate" losses of up to $1.5 million, depending on the applicable policy year. We have secured excess liability coverage up to $55.0 million per occurrence.

We are self-insured for workers' compensation claims up to a maximum limit of $500,000 per occurrence. We also maintain primary and excess coverage for employee medical expenses and hospitalization, with self retention level of $225,000 per claimant.

Competition

The trucking industry is highly competitive and fragmented. We compete primarily with other regional truckload carriers, logistics providers, and national carriers. Railroads and air freight also provide competition, but to a lesser degree. We also compete with other motor carriers for the services of drivers, independent contractors, and management employees. A number of our competitors have greater financial resources, own more equipment, and carry a larger volume of freight than we do. We believe that the principal competitive factors in our business are service, pricing (rates), the availability and configuration of equipment that meets a variety of customers' needs, and our availability to provide multiple solutions to our customers.

The operating environment of the trucking industry has been especially challenging over the last three years. Although we experienced very strong volumes in the second quarter of 2010, the typical peak seasonal shipping patterns of the third and fourth quarters did not materialize during 2010 as we had experienced prior to the economic recession. We experienced a reversal of the multi-year negative pricing trend as revenue per mile improved in 2010.

There continues to be evidence that many truckload carriers are challenged with weak balance sheets, aging fleets, and rising costs. We expect the challenging truckload market to yield opportunities to continue to capture market share over time. We believe we are well-positioned to gain market share in the current environment and thrive as the market improves when truckload capacity decreases and/or freight demand increases.

Regulation

Our operations are regulated and licensed by various government agencies. Our company drivers and independent contractors also must comply with the safety and fitness regulations of the DOT, including those relating to drug and alcohol testing and hours-of-service. Weight and equipment dimensions also are subject to government regulations. We also may become subject to new or more restrictive regulations relating to emissions, drivers' hours-of-service, driver eligibility, electronic, on-board recorders, collective bargaining, ergonomics, or other matters affecting safety or operating methods. Other agencies, such as the EPA and the Department of Homeland Security ("DHS"), also regulate our equipment, operations, and drivers.

The DOT, through the Federal Motor Carrier Safety Administration ("FMCSA"), imposes safety and fitness regulations on us and our drivers. New rules that limit driver hours-of-service were adopted effective January 4, 2004, and then modified effective October 1, 2005 (the "2005 Rules"). In July 2007, a federal appeals court vacated portions of the 2005 Rules. Two of the key portions that were vacated include the expansion of the driving day from 10 hours to 11 hours, and the "34-hour restart," which allowed drivers to restart calculations of the weekly on-duty time limits after the driver had at least 34 consecutive hours off duty. The court indicated that, in addition to other reasons, it vacated these two portions of the 2005 Rules because FMCSA failed to provide adequate data supporting its decision to increase the driving day and provide for the 34-hour restart. In November 2008, following the submission of additional data by FMCSA and a series of appeals and related court rulings, FMCSA published its final rule, which retained the 11-hour driving day and the 34-hour restart. However, advocacy groups have continued to challenge the final rule and the hours-of-service rules are once again under review by the FMCSA. On December 20, 2010, the FMCSA issued a Notice of Proposed Rulemaking that would place additional limits on the time drivers may operate a commercial motor vehicle. Among the proposed revisions is a provision that all driving must be completed within a 14-hour period and that timeframe must include at least a one-hour break. The proposal also provides that the 34-hour restart may only be used once per week and must include two periods between midnight and six a.m. The rule also contemplates reducing the maximum driving time in a 24-hour period from 11 hours to 10 hours. The public comment period on the proposal closed on March 4, 2011, and a Final Rule is expected to be published by July 26, 2011.

We are unable to predict what form the new rule may take, how a court may address challenges to such rule, and to what extent the FMCSA might attempt to materially revise the rules under the current presidential administration. On the whole, however, we believe any modifications to the current rule will decrease productivity and cause some loss of efficiency, as drivers and customers may need to be retrained, computer programming may require modifications, additional drivers may need to be employed or engaged, additional equipment may need to be acquired, and some shipping lanes may need to be reconfigured.

The FMCSA's new Comprehensive Safety Analysis 2010 ("CSA 2010") initiative introduced a new enforcement and compliance model that ranks both fleets and individual drivers on certain safety-related standards. Please refer to "Risk Factors" for more information regarding CSA 2010.

The FMCSA also is considering revisions to the existing rating system and the safety labels assigned to motor carriers evaluated by the DOT. We currently have a satisfactory DOT rating, which is the highest available rating under the current safety rating scale. Under the revised rating system being considered by the FMCSA, our safety rating would be evaluated more regularly, and our safety rating would reflect a more in-depth assessment of safety-based violations.

Finally, the FMCSA has proposed new rules that will require nearly all carriers, including us, to install and use electronic, on-board recorders in their tractors (paperless logs) to electronically monitor truck miles and enforce hours-of-service. We have begun proactively installing electronic, on-board recorders on our company tractors. While there may be some impact on utilization, we believe that the on-board recorders may facilitate increased efficiencies that would mitigate the impact on utilization.

The Transportation Security Administration ("TSA") has adopted regulations that require a determination by the TSA that each driver who applies for or renews his or her license for carrying hazardous materials is not a security threat. This could reduce the pool of qualified drivers, which could require us to increase driver compensation, limit our fleet growth, or result in trucks sitting idle. These regulations also could complicate the matching of available equipment with hazardous material shipments, thereby increasing our response time on customer orders and our non-revenue miles. As a result, it is possible we may fail to meet the needs of our customers or may incur increased expenses to do so.

Certain states and municipalities continue to restrict the locations and amount of time where diesel-powered tractors, such as ours, may idle, in order to reduce exhaust emissions. These restrictions could force us to alter our drivers' behavior, purchase on-board power units that replaces the engine power and eliminates idling, or face a decrease in productivity.

We are subject to various environmental laws and regulations dealing with the hauling and handling of hazardous materials, fuel storage tanks, emissions from our vehicles and facilities, engine idling, discharge and retention of storm water, and other environmental matters that involve inherent environmental risks. We maintain bulk fuel storage and fuel islands at several of our service centers. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. Although we have instituted programs to monitor and control environmental risks and promote compliance with applicable environmental laws and regulations, if we are involved in a spill or other accident involving hazardous substances, if there are releases of hazardous substances we transport, or if we are found to be in violation of applicable laws or regulations, we could be subject to liabilities, including substantial fines or penalties or civil and criminal liability, any of which could have a materially adverse effect on our business and operating results. As part of our safety and risk management program, we periodically perform internal environmental reviews so we can achieve environmental compliance and avoid environmental risk. Our service centers and processes are designed to contain and properly dispose of hazardous substances and petroleum products which could be used or generated in connection with our business. We transport a small amount of environmentally hazardous materials and, to date, have experienced no significant claims for hazardous materials shipments.

The Environmental Protection Agency adopted emissions control regulations that require progressive reductions in exhaust emissions from diesel engines manufactured on or after October 1, 2002. More stringent reductions became effective on January 1, 2007 for engines manufactured on or after that date, and further reductions became effective on January 1, 2010. On May 21, 2010, President Obama signed an executive memorandum directing the National Highway Traffic Safety Administration and the EPA to develop new, stricter fuel efficiency standards for heavy trucks, beginning in 2014. In December 2008, California adopted new performance requirements for diesel trucks, with targets to be met between 2011 and 2023, and California also has adopted aerodynamics requirements for certain trailers. These regulations, as well as proposed regulations or legislation related to climate change that potentially impose restrictions, caps, taxes, or other controls on emissions of greenhouse gas, could adversely affect our operations and financial results.

In addition, increasing efforts to control emissions of greenhouse gases are likely to have an impact on us. The EPA has announced a finding relating to greenhouse gas emissions that may result in promulgation of greenhouse gas emission limits. Federal and state lawmakers also are considering a variety of climate-change proposals. Compliance with such regulations could increase the cost of new tractors and trailers, impair equipment productivity, and increase operating expenses. These effects, combined with the uncertainty as to the operating results that will be produced by the newly designed diesel engines and the residual values of these vehicles, could increase our costs or otherwise adversely affect our business or operations.

Seasonality

Results of operations in the transportation industry frequently show a seasonal pattern. Continued expansion of our operations throughout the United States could expose us to greater operating variances due to periodic seasonal weather in various regions, which variance could have a materially adverse effect on our operations.

Acquisitions, Investments, and Dispositions

We regularly examine investment opportunities in areas related to the transportation industry. Our investment strategy is to invest in businesses that will strengthen our overall position in the transportation industry, minimize our exposure to start-up risk, and provide us with an opportunity to realize a substantial return on our investment. Since 1999, we have acquired four short-to-medium haul truckload carriers or have acquired substantially all of the trucking assets of such carriers, including: Phoenix, Arizona-based Roads West Transportation, Inc., acquired in 2006; Idaho Falls, Idaho-based Edwards Bros., Inc., acquired in 2005; Gulfport, Mississippi-based John Fayard Fast Freight, Inc., acquired in 2000; and Corsicana, Texas-based Action Delivery Service, Inc., acquired in 1999. Although most of our growth has been internal, we continue to evaluate acquisition opportunities.

In 2003, we signed a partnership agreement with Transportation Resource Partners, LP ("TRP"), a company that makes privately negotiated equity investments. Per the original partnership agreement, we committed to invest $5.0 million out of approximately $260.0 million. In early 2006, we increased the commitment amount to $5.5 million. Our investment in TRP is accounted for using the cost method as our level of influence over the operations of TRP is minor. We received a distribution of approximately $1.9 million from TRP in 2010 for the sale of a TRP portfolio company whose value had substantially increased since purchase. The proceeds from the sale resulted in a $1.3 million gain, with the remaining proceeds representing a return of investment in TRP. We also recorded a $960,000 impairment in 2010 for an other-than-temporary loss in investment on the remaining TRP portfolio. At December 31, 2010, the carrying book balance of our investment in TRP was $2.1 million, and our ownership interest was approximately 2.3%. Our commitment to TRP for the unfunded portion has expired.

In 2008, we formed Knight Capital Growth, LLC and committed $15.0 million to invest in a new partnership managed and operated by the managers and principals of TRP. The new partnership, Transportation Resource Partners III, LP ("TRP III"), is focused on similar investment opportunities as TRP. As of December 31, 2010, we have contributed approximately $3.0 million to TRP III. Our outstanding commitment to TRP III was approximately $12.0 million as of December 31, 2010. Our investment in TRP III is accounted for using the equity method. We recorded a loss of $319,000 in our investment in TRP III in 2010. At December 31, 2010, our investment balance in TRP III was approximately $2.7 million, and our ownership interest was approximately 6.1%.

In 2009, our management consulting subsidiary, Knight Management Services, Inc. ("KMS"), entered into a consulting agreement with a truckload carrier ("Carrier"). In conjunction with the execution of the consulting agreement, the Company's investment subsidiary, Knight Capital Growth, LLC, negotiated an option agreement to purchase first 49%, then the remaining 51%, of the Carrier's outstanding stock. In the fourth quarter of 2010, Knight Capital Growth agreed to terminate these options without consideration. The scope of the consulting by KMS to the Carrier will be narrowed and future consulting revenue is expected to be minimal.

In 2010, we invested $5.0 million in marketable equity securities that are classified as available-for-sale securities. As of December 31, 2010, taking into account the sale of a small portion of the securities, our available-for-sale equity investment included in "Other long-term assets and restricted cash" was approximately $4.9 million, including net unrealized gains of $7,000 for the year.

Other Information

We were incorporated in 1989 and our headquarters are located at 5601 West Buckeye Road, Phoenix, Arizona 85043. This Annual Report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and all other reports filed with the Securities and Exchange Commission ("SEC") pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") can be obtained free of charge by visiting our website at www.knighttrans.com. Information contained on our website is not incorporated into this Annual Report on Form 10-K, and you should not consider information contained on our website to be part of this report.

Additionally, you may read all of the materials that we file with the SEC by visiting the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. If you would like information about the operation of the Public Reference Room, you may call the SEC at 1-800-SEC-0330. You also may visit the SEC's website at www.sec.gov. This site contains reports, proxy and information statements, and other information regarding our company and other companies that file electronically with the SEC.

RISK FACTORS

Our future results may be affected by a number of factors over which we have little or no control. The following discussion of risk factors contains forward-looking statements as discussed above. The following issues, uncertainties, and risks, among others, should be considered in evaluating our business and growth outlook.

Our business is subject to general economic and business factors affecting the trucking industry that are largely out of our control, any of which could have a materially adverse effect on our operating results.

Our business is dependent on a number of factors that may have a materially adverse effect on our results of operations, many of which are beyond our control. Some of the most significant of these factors are recessionary economic cycles, changes in customers' inventory levels, excess tractor or trailer capacity in comparison with shipping demand, and downturns in customers' business cycles. Economic conditions, particularly in market segments and industries where we have a significant concentration of customers and in regions of the country where we have a significant amount of business, that decrease shipping demand or increase the supply of tractors and trailers can exert downward pressure on rates or equipment utilization, thereby decreasing asset productivity. Adverse economic conditions also may harm our customers and their ability to pay for our services. Customers encountering adverse economic conditions represent a greater potential for loss, and we may be required to increase our allowance for doubtful accounts.

We also are subject to increases in costs and other events that are outside of our control that could materially reduce our profitability if we are unable to increase our rates sufficiently. Such cost increases include, but are not limited to, fuel prices, taxes, tolls, license and registration fees, insurance, revenue equipment, and healthcare for our employees. We could be affected by strikes or other work stoppages at our service centers or at customer, port, border, or other shipping locations. Changing impacts of regulatory measures could impair our operating efficiency and productivity and result in higher operating costs. In addition, declines in the resale value of revenue equipment can affect our profitability and cash flows.

In addition, we cannot predict the effects on the economy, fuel prices, or consumer confidence of actual or threatened armed conflicts or terrorist attacks, efforts to combat terrorism, military action against a foreign state or group located in a foreign state, or heightened security requirements. Enhanced security measures could impair our operating efficiency and productivity and result in higher operating costs.

Our growth may not continue at historical rates.

Although we experienced significant and rapid growth in revenue and profits since the inception of our business in 1990, our growth has slowed in recent years. There can be no assurance that our business will return to its historical growth rate in the future or that we can effectively adapt our management, administrative, and operational systems to respond to any future growth. Further, there can be no assurance that our operating margins will not be adversely affected by future changes in and expansion of our business or by changes in economic conditions.

Letter to Shareholders
Proxy Statement
2010 Annual Report

If the growth in our regional operations slows or stagnates, if we are unable to commit sufficient resources to our regional operations, or if we were to expand into a market with insufficient economic activity or human resources, our results of operations could be adversely affected.

In addition to our service centers in Phoenix, Arizona, we have established service centers throughout the United States in order to serve markets in various regions. These regional operations require the commitment of additional personnel and/or revenue equipment, as well as management resources, for future development. Should the growth in our regional operations slow or stagnate, the results of our operations could be adversely affected. As we continue to expand, it may become more difficult to identify large cities that can support a service center, and we may expand into smaller cities where there is less economic activity and room for growth and fewer driver and non-driver personnel to support the service center. We may encounter operating conditions in these new markets that differ substantially from those previously experienced. We may not be able to duplicate our regional operating strategy successfully throughout the United States, or perhaps outside the United States, and it might take longer than expected or require a more substantial financial commitment than anticipated. In addition, the commencement of operations outside our existing lines of business is subject to the risks inherent in entering new lines of business, including, but not limited to: unfamiliarity with pricing, service, operational, and liability issues; the risk that customer relationships may be difficult to obtain or that we may have to reduce rates to gain customer relationships; the risk that the specialized equipment may not be adequately utilized; and the risk that claims may exceed our past experience.

Ongoing insurance and claims expenses could significantly reduce our earnings.

Our future insurance and claims expense might exceed historical levels, which could reduce our earnings. We self-insure for a portion of our claims exposure resulting from workers' compensation, auto liability, general liability, cargo and property damage claims, as well as employees' health insurance. We also are responsible for our legal expenses relating to such claims. We reserve for anticipated losses and expenses. We periodically evaluate and adjust our claims reserves to reflect our experience. However, ultimate results may differ from our estimates, which could result in losses over our reserved amounts.

We maintain insurance above the amounts for which we self-insure with licensed insurance carriers. Although we believe the aggregate insurance limits should be sufficient to cover reasonably expected claims, it is possible that one or more claims could exceed our aggregate coverage limits. Insurance carriers have raised premiums for many businesses, including trucking companies. As a result, our insurance and claims expense could increase, or we could raise our self-insured retention when our policies are renewed or replaced. If these expenses increase, if we experience a claim in excess of our coverage limits, if our insurance carriers fail to pay on our insurance claims, or if we experience a claim for which coverage is not provided, our results of operations and financial condition could be materially and adversely affected.

We have significant ongoing capital requirements that could affect our profitability if we are unable to generate sufficient cash from operations and obtain financing on favorable terms.

The truckload industry is capital intensive, and our policy of operating newer equipment requires us to expend significant amounts annually. We expect to pay for projected capital expenditures with cash flows from operations. If we are unable to generate sufficient cash from operations, we would need to seek alternative sources of capital, including financing, to meet our capital requirements. In the event that we are unable to generate sufficient cash from operations or obtain financing on favorable terms in the future, we may have to limit our fleet size, enter into less favorable financing arrangements, or operate our revenue equipment for longer periods, any of which could have a materially adverse effect on our profitability.

Increased prices and reduced efficiency relating to new revenue equipment may adversely affect our earnings and cash flows.

We are subject to risk with respect to higher prices for new tractors. Prices may increase, for among other reasons, due to increases in commodity prices and government regulations applicable to newly manufactured tractors and diesel engines and due to the pricing power among equipment manufacturers. In addition, the engines used in our newer tractors are subject to emissions control regulations issued by the EPA. The regulations require reductions in exhaust emissions from diesel engines manufactured beginning in 2010. Compliance with such regulations has increased the cost of our new tractors and could impair equipment productivity and increase our operating expenses. These adverse effects, combined with the uncertainty as to the reliability of the vehicles equipped with the newly designed diesel engines and the residual values realized from the disposition of these vehicles, could increase our costs or otherwise adversely affect our business or operations as the regulations become effective. Over the past several years, some manufacturers have significantly increased new equipment prices, in part to meet new engine design requirements.

We have trade-in and/or repurchase commitments that specify, among other things, what our primary equipment vendors will pay us for disposal of a substantial portion of our revenue equipment. The prices we expect to receive under these arrangements may be higher than the prices we would receive in the open market. We may suffer a financial loss upon disposition of our equipment if these vendors refuse or are unable to meet their financial obligations under these agreements, if we fail to enter into definitive agreements that reflect the terms we expect, if we fail to enter into similar arrangements in the future, or if we do not purchase the required number of replacement units from the vendors.

If fuel prices increase significantly, our results of operations could be adversely affected.

We are subject to risk with respect to purchases of fuel. Prices and availability of petroleum products are subject to political, economic, weather related, and market factors that are generally outside our control and each of which may lead to an increase in the cost of fuel. Because our operations are dependent upon diesel fuel, significant increases in diesel fuel costs could materially and adversely affect our results of operations and financial condition if we are unable to pass increased costs on to customers through rate increases or fuel surcharges. Historically, we have sought to recover a portion of short-term increases in fuel prices from customers through fuel surcharges. Fuel surcharges that can be collected do not always fully offset the increase in the cost of diesel fuel. To the extent we are not successful in these negotiations, our results of operations may be adversely affected.

Difficulty in driver and independent contractor recruitment and retention may have a materially adverse effect on our business.

Difficulty in attracting or retaining qualified drivers, including independent contractors, could have a materially adverse effect on our growth and profitability. Our industry periodically experiences a shortage of qualified drivers, particularly during periods of economic expansion, which alternative employment opportunities are more plentiful. In addition, CSA 2010 and proposed stricter hours-of-service limitations may reduce effective driving capacity in our industry. Our independent contractors are responsible for paying for their own equipment, fuel, and other operating costs, and significant increases in these costs could cause them to seek higher compensation from us or seek other opportunities within or outside the trucking industry. If a shortage of drivers were to occur, or if we were unable to continue to attract and contract with independent contractors, we could be forced to, among other things, limit our growth, increase the number of our tractors without drivers (which would lower our profitability), or further adjust our driver compensation package, which could adversely affect our profitability if not offset by a corresponding increase in rates.

We operate in a highly regulated industry, and changes in existing regulations or violations of existing or future regulations could have a materially adverse effect on our operations and profitability.

We operate in the United States pursuant to operating authority granted by the DOT. Our company drivers and independent contractors also must comply with the safety and fitness regulations of the DOT, including those relating to drug and alcohol testing and hours-of-service. Weight and equipment dimensions also are subject to government regulations. We also may become subject to new or more restrictive regulations relating to exhaust emissions, drivers' hours-of-service, ergonomics, electronic, on-board recorders, collective bargaining, security at ports, and other matters affecting safety or operating methods.

The DOT is currently engaged in a rulemaking proceeding regarding drivers' hours-of-service, and the result could negatively impact utilization of our equipment. We are unable to predict what form the new hours-of-service rules may take, how a court may rule on challenges to such rules, and to what extent the FMCSA might attempt to materially revise the rules. On the whole, however, we believe that any modifications to the current rules may decrease productivity and cause some loss of efficiency, as drivers and shippers may need to be retrained, computer programming may require modifications, additional drivers may need to be employed or engaged, additional equipment may need to be acquired, and some shipping lanes may need to be reconfigured. We also are unable to predict the effect of any new rules that might be proposed if the issued rule is stricken by a court, but any such proposed rules could increase costs in our industry or decrease productivity.

Letter to Shareholders

Proxy Statement

2010 Annual Report

Failures to comply with DOT safety regulations or downgrades in our safety rating could have a material adverse impact on our operations or financial condition. A downgrade in our safety rating could cause us to lose the ability to self-insure. The loss of our ability to self-insure for any significant period of time would materially increase our insurance costs. In addition, we may experience difficulty in obtaining adequate levels of coverage in that event.

The FMCSA's CSA 2010 implemented a new enforcement and compliance model that ranks both fleets and individual drivers on certain safety-related standards. As discussed more fully below, CSA 2010 may reduce the number of eligible drivers and/or negatively impact our fleet ranking.

Additionally, the FMCSA has proposed new rules that will require nearly all carriers, including us, to install and use electronic, on-board recorders in our tractors to electronically monitor truck miles and enforce hours-of-service. Such installation could cause an increase in driver turnover, adverse information in litigation, cost increases, and decreased asset utilization.

Other agencies, such as the EPA and the DHS also regulate our equipment, operations, and drivers. Future laws and regulations may be more stringent, require changes in our operating practices, influence the demand for transportation services, or require us to incur significant additional costs. Higher costs incurred by us or by our suppliers who pass the costs onto us through higher prices could adversely affect our results of operations.

In the aftermath of the September 11, 2001 terrorist attacks, federal, state, and municipal authorities implemented and continue to implement various security measures, including checkpoints and travel restrictions on large trucks. The TSA has adopted regulations that require determination by the TSA that each driver who applies for or renews his license for carrying hazardous materials is not a security threat. This could reduce the pool of qualified drivers, which could require us to increase driver compensation, limit fleet growth, or let trucks sit idle. These regulations also could complicate the matching of available equipment with hazardous material shipments, thereby increasing our response time and our deadhead miles on customer shipments. As a result, it is possible that we may fail to meet the needs of our customers or may incur increased expenses to do so. These security measures could negatively impact our operating results.

From time-to-time, various federal, state, or local taxes are increased, including taxes on fuels. We cannot predict whether, or in what form, any such increase applicable to us will be enacted, but such an increase could adversely affect our profitability.

CSA 2010 could adversely affect our profitability and operations, our ability to maintain or grow our fleet, and our customer relationships.

Under CSA 2010, drivers and fleets are evaluated and ranked based on certain safety-related standards. The methodology for determining a carrier's DOT safety rating has been expanded to include the on-road safety performance of the carrier's drivers. As a result, certain current and potential drivers may no longer be eligible to drive for us, our fleet could be ranked poorly as compared to our peers, and our safety rating could be adversely impacted. The occurrence of future deficiencies could cause high-quality drivers to seek other carriers or could cause our customers to direct their business away from us and to carriers with higher fleet rankings, either of which would adversely affect our results of operations. Additionally, competition for drivers with favorable safety rating may increase and thus provide for increases in driver-related compensation costs. Additionally, we may incur greater than expected expenses in our attempts to improve our scores or as a result of those scores.

Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.

Our operations are subject to various environmental laws and regulations dealing with the transportation, storage, presence, use, disposal and handling of hazardous materials, discharge of wastewater and storm water, and with waste oil and fuel storage tanks. Our truck terminals often are located in industrial areas where groundwater or other forms of environmental contamination could occur. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. Certain of our facilities have waste oil or fuel storage tanks and fueling islands. A small percentage of our freight consists of low-grade hazardous substances, which subjects us to a wide array of regulations. Although we have instituted programs to monitor and control environmental risks and promote compliance with applicable environmental laws and regulations, if we are involved in a spill or other accident involving hazardous substances, if there are releases of hazardous substances we transport, if soil or groundwater contamination is found at our facilities or results from our operations, or if we are found to be in violation of applicable laws or regulations, we could be subject to cleanup costs and liabilities, including substantial fines or penalties or civil and criminal liability, any of which could have a materially adverse effect on our business and operating results.

EPA regulations limiting exhaust emissions became more restrictive in 2010. On October 25, 2010, the National Highway Traffic Safety Administration and the EPA proposed regulations that regulate fuel efficiency and greenhouse gas emissions beginning in 2014. In December 2008, California adopted new performance requirements for diesel trucks, with targets to be met between 2011 and 2023, and California also has adopted aerodynamics requirements for certain trailers. These regulations, as well as proposed regulations or legislation related to climate change that potentially impose restrictions, caps, taxes, or other controls on emissions of greenhouse gas, could adversely affect our operations and financial results. In addition, increasing efforts to control emissions of greenhouse gases are likely to have an impact on us. The EPA has announced a finding relating to greenhouse gas emissions that may result in promulgation of greenhouse gas emission limits. Federal and state lawmakers also are considering a variety of climate-change proposals. Compliance with such regulations could increase the cost of new tractors and trailers, impair equipment productivity, and increase operating expenses. These effects, combined with the uncertainty as to the operating results that will be produced by the newly designed diesel engines and the residual values of these vehicles, could increase our costs or otherwise adversely affect our business or operations.

Two of our service centers are located adjacent to environmental "superfund" sites. Although we have not been named as a potentially responsible party in either case, we are potentially exposed to claims that we may have contributed to environmental contamination in the areas in which we operate.

Our Phoenix service center is located on land identified as potentially having groundwater contamination resulting from the release of hazardous substances by persons who have operated in the general vicinity. The area has been classified as a state superfund site. We have been located at our Phoenix facility since 1990 and, during such time, have not been identified as a potentially responsible party with regard to the groundwater contamination, and we do not believe that our operations have been a source of groundwater contamination.

Our Indianapolis service center is located approximately one-tenth of a mile east of Reilly Tar and Chemical Corporation, a federal superfund site listed on the National Priorities List for clean-up. The Reilly site has known soil and groundwater contamination. There also are other sites in the general vicinity of our Indianapolis property that have known contamination. Environmental reports obtained by us have disclosed no evidence that activities on our Indianapolis property have caused or contributed to the area's contamination but it is possible that we could be responsible for clean up costs regardless.

If we are involved in a spill or other accident involving hazardous substances, or if we are found to be in violation of applicable laws or regulations, it could have a materially adverse effect on our business and operating results. If we should fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

In order to reduce exhaust emissions and traffic congestion, some states and municipalities have begun to restrict the locations and amount of time where diesel-powered tractors, such as ours, may idle and/or travel. These restrictions could force us to alter our drivers' behavior and routes, purchase on-board power units that replaces the engine power and eliminates idling, or face a decrease in productivity.

Regulation or legislation related to climate change that potentially imposes restrictions, caps, taxes, or other controls on emissions of greenhouse gas could adversely affect our operations and financial results. More specifically, legislative or regulatory actions related to climate change could adversely impact the Company by increasing our fuel costs and reducing fuel efficiency and could result in the creation of substantial additional capital expenditures and operating costs in the form of taxes, emissions allowances, or required equipment upgrades. Any of these factors could impair our operating efficiency and productivity and result in higher operating costs.

We may not make acquisitions in the future, or if we do, we may not be successful in integrating the acquired company, either of which could have a materially adverse effect on our business.

Historically, acquisitions have been a part of our growth. There is no assurance that we will be successful in identifying, negotiating, or consummating any future acquisitions. If we fail to make any future acquisitions, our growth rate could be materially and adversely affected. Any acquisitions we undertake could involve the dilutive issuance of equity securities and/or incurring indebtedness. In addition, acquisitions involve numerous risks, including difficulties in assimilating the acquired company's operations, the diversion of our management's attention from other business concerns, risks of entering into markets in which we have had no or only limited direct experience, and the potential loss of customers, key employees, and drivers of the acquired company, all of which could have a materially adverse effect on our business and operating results. If we make acquisitions in the future, we cannot guarantee that we will be able to successfully integrate the acquired companies or assets into our business.

As we continue to expand into new regions, we may experience greater operating variances due to the seasonal pattern of the transportation industry, which may have a materially adverse effect on our operations.

Results of operations in the transportation industry frequently show a seasonal pattern, with lower revenue and higher operating expenses being common in the winter months. As we continue to expand our operations throughout the United States, we could experience greater operating variances due to periodic seasonal weather in other regions than we have previously experienced, which variance could have a materially adverse effect on our operations.

If we are unable to retain our key employees or find, develop, and retain service center managers, our business, financial condition, and results of operations could be adversely affected.

We are highly dependent upon the services of certain key employees, including, but not limited to: Kevin P. Knight, our Chairman of the Board and Chief Executive Officer; Gary J. Knight, our Vice Chairman of the Board; Keith T. Knight, our Chief Operating Officer; David A. Jackson, our President and Chief Financial Officer; and Kevin Quast, our Executive Vice President and Chief Operations Officer. We currently do not have employment agreements with any of these key employees, and the loss of any of their services could negatively impact our operations and future profitability. Additionally, we must, because of our regional operating strategy, continue to find, develop, and retain service center managers if we are to realize our goal of expanding our operations and continuing our growth. Failing to find, develop, and retain a core group of service center managers could have a materially adverse effect on our business.

We have several major customers, the loss of one or more of which could have a materially adverse effect on our business.

A significant portion of our revenue is generated from a number of major customers, the loss of one or more of which could have a materially adverse effect on our business. For the year ended December 31, 2010, our top 25 customers, based on revenue, accounted for approximately 44% of our revenue; our top 10 customers, approximately 28% of our revenue; and our top 5 customers, approximately 18% of our revenue. We operate in a highly competitive industry and generally do not have long-term contractual relationships with our customers. Accordingly, we cannot assure you that our customer relationships will continue as presently in effect. A reduction in or termination of our services by one or more of our major customers could have a materially adverse effect on our business and operating results.

If our investment in Transportation Resource Partners is not successful, we may be forced to write off part or all of our investment, which could have a materially adverse effect on our operating results.

We have invested, either directly or indirectly through one of our wholly owned subsidiaries, in TRP and its related funds, which are companies that make privately negotiated equity investments. Due to portfolio losses in the past, we have recorded impairment charges in prior periods to reflect the other-than-temporary decrease in fair value of the portfolio. If TRP's financial position declines, we could be forced to write down all or part of our investment which could have a materially adverse effect on our operating results.

We are dependent on computer and communications systems, and a systems failure could cause a significant disruption to our business.

Our business depends on the efficient and uninterrupted operation of our computer and communications hardware systems and infrastructure. We currently maintain our computer system at our Phoenix, Arizona headquarters, along with computer equipment at each of our service centers. Our operations and those of our technology and communications service providers are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure, terrorist attacks, internet failures, computer viruses, and other events beyond our control. In an attempt to reduce the risk of disruption to our business operations should a disaster occur, we have redundant computer systems and networks and deploy the backup systems from an alternative location. However, this alternative location may be subject to the same interruptions as may affect our Phoenix headquarters. In the event of a significant system failure, our business could experience significant disruption.

Efforts by labor unions could divert management's attention and could have a materially adverse effect on our operating results.

Although we have never signed a collective bargaining agreement since our company was founded, we always face the risk that Congress or one or more states will approve legislation significantly affecting our business and our relationship with our employees, such as the proposed federal legislation referred to as the Employee Free Choice Act, which would substantially liberalize the procedures for union organization. Any attempt to organize by our employees could result in increased legal and other associated costs. In addition, if we were to enter into a collective bargaining agreement, the terms could negatively affect our costs, efficiency, and ability to generate acceptable returns on the affected operations.

PROPERTIES

Our headquarters and principal place of business is located at 5601 West Buckeye Road, Phoenix, Arizona on approximately 75 acres. This facility includes office buildings of approximately 53,000 square feet, maintenance facilities of approximately 32,000 square feet, a body shop of 9,000 square feet, and a truck wash and fueling facility of approximately 7,000 square feet. The following table provides information regarding the location of our service centers and/or offices as at December 31, 2010:

Company Location	Office	Shop	Fuel	Owned or Leased
Atlanta, GA	Yes	Yes	Yes	Owned
Boise, ID	Yes	No	No	Leased
Carlisle, PA	Yes	Yes	Yes	Owned
Charlotte, NC	Yes	Yes	Yes	Owned
Chicago, IL	Yes	Yes	Yes	Owned
Columbus, OH	Yes	No	Yes	Owned
Dallas, TX	Yes	Yes	Yes	Owned
Denver, CO	Yes	No	No	Leased
El Paso, TX	Yes	No	No	Owned
Fontana, CA	Yes	Yes	No	Owned
Green Bay, WI	Yes	No	No	Leased
Gulfport, MS	Yes	Yes	Yes	Owned
Idaho Falls, ID	Yes	Yes	Yes	Owned
Indianapolis, IN	Yes	Yes	Yes	Owned
Kansas City, KS	Yes	Yes	Yes	Owned
Katy, TX	Yes	Yes	Yes	Owned
Lakeland, FL	Yes	No	No	Leased
Las Vegas, NV	Yes	No	No	Leased
Memphis, TN	Yes	Yes	Yes	Owned
Minneapolis, MN	Yes	No	No	Leased
Nashville, TN	Yes	No	No	Owned
Phoenix, AZ	Yes	Yes	Yes	Owned
Portland, OR	Yes	Yes	Yes	Owned
Rancho Dominguez, CA	Yes	No	No	Leased
Reno, NV	Yes	No	No	Leased
Salt Lake City, UT	Yes	Yes	No	Owned
Seattle, WA	Yes	No	No	Leased
Syracuse, NY	Yes	No	No	Leased
Tulare, CA	Yes	Yes	No	Owned
Tulsa, OK	Yes	No	No	Owned

We also own and lease space in various locations for temporary trailer storage. Management believes that replacement space comparable to these trailer storage facilities is readily obtainable, if necessary. We lease excess trailer drop space at several of our facilities to other carriers.

We believe that our service centers are suitable and adequate for our present needs. We periodically seek to improve our service centers or identify other favorable locations.

Letter to Shareholders

Proxy Statement

2010 Annual Report

LEGAL PROCEEDINGS

We are a party to certain claims and pending litigation arising in the normal course of business. These proceedings primarily involve claims for personal injury or property damage incurred in the transportation of freight or for personnel matters. We maintain insurance to cover liabilities arising from the transportation of freight in amounts in excess of self-insurance retentions. Based on our present knowledge of the facts and, in certain cases, advice of outside counsel, management believes the resolution of claims and pending litigation, taking into account existing reserves, will not have a materially adverse effect on us.

We also are involved in certain class action litigation in which the plaintiffs allege claims for failure to provide meal and rest breaks, unpaid wages, unauthorized deductions, and other items. Based on its knowledge of the facts and advice of outside counsel, management does not believe the outcome of this litigation is likely to have a materially adverse effect on us. However, the final disposition of these matters and the impact of such final dispositions cannot be determined at this time

MARKET FOR COMPANY'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded under the symbol KNX on the New York Stock Exchange ("NYSE"). The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported by the NYSE.

2010	High	Low
First Quarter	$21.34	$17.50
Second Quarter	$22.38	$18.81
Third Quarter	$22.30	$18.43
Fourth Quarter	$20.16	$17.67

2009	High	Low
First Quarter	$16.38	$12.17
Second Quarter	$18.95	$14.56
Third Quarter	$18.55	$15.95
Fourth Quarter	$19.98	$15.78

As of February 1, 2011, we had 64 shareholders of record. However, we believe that many additional holders of our common stock are unidentified because a substantial number of shares are held by brokers or dealers for their customers in street names.

On February 28, 2011, the last reported sale price of our common stock on the NYSE was $18.61 per share.

Starting in December 2004, and in each consecutive quarter since, we have paid a quarterly cash dividend. Listed below are the dividends declared and paid for the two most recent fiscal years:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
2010 dividend paid per common share	$0.05	$0.06	$0.06	$0.81	$0.98
2009 dividend paid per common share	$0.04	$0.05	$0.05	$0.05	$0.19

In addition to the routine quarterly dividend, we declared and paid a special cash dividend of $0.75 per share in the fourth quarter of 2010, totaling $0.81 per share for the quarter. Our most recent dividend, which was declared in February 2011 for $0.06 per share, is scheduled to be paid in March 2011.

We currently expect to continue to pay quarterly cash dividends in the future. Future payment of cash dividends, and the amount of any such dividends, will depend upon our financial condition, results of operations, cash requirements, tax treatment, and certain corporate law requirements, as well as other factors deemed relevant by our Board of Directors.

On November 13, 2008, our Board of Directors unanimously authorized the repurchase of up to 3.0 million shares of our Common Stock. The repurchase authorization will remain in effect until the share limit is reached or the program is terminated. No shares were repurchased in 2010. As of December 31, 2010, there were 2,020,956 shares remaining for future purchases under our repurchase program. *See* Note 11 to the consolidated financial statements beginning on page III-53 for additional information with respect to our share repurchase program.

See "Securities Authorized for Issuance Under Equity Compensation Plans" of this Annual Report for certain information concerning shares of our common stock authorized for issuance under our equity compensation plans.

SELECTED FINANCIAL DATA

The selected consolidated financial data presented below as of the end of, and for, each of the years in the five-year period ended December 31, 2010, are derived from our consolidated financial statements. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," below, and the Consolidated Financial Statements and Notes thereto included in this Annual Report.

	For the Years Ended December 31, (Dollar amounts in thousands, except per share amounts and operating data)				
	2010	2009	2008	2007	2006
Statements of Income Data:					
Revenue, before fuel surcharge	$615,654	$571,496	$595,563	$601,359	$568,408
Fuel surcharge	115,055	80,225	171,372	112,224	95,999
Total revenue	730,709	651,721	766,935	713,583	664,407
Operating expenses	635,494	569,725	674,277	611,141	544,915
Income from operations	95,215	81,996	92,658	102,442	119,492
Interest income & other income	2,397	1,899	1,430	1,983	353
Income before income taxes	97,612	83,895	94,088	104,425	119,845
Net income attributable to Knight	59,072	50,563	56,261	63,123	72,966
Basic earnings per share	0.71	0.61	0.66	0.73	0.85
Diluted earnings per share	0.70	0.60	0.66	0.72	0.84
Balance Sheet Data (at end of period):					
Working capital	$124,779	$158,693	$117,254	$104,901	$59,389
Total assets	676,987	686,473	646,940	643,364	570,219
Cash dividend per share on common stock [(1)]	$0.98	$0.19	$0.15	$0.11	$0.08
Knight Transportation Shareholders' equity	507,533	520,158	483,904	487,550	426,095
Operating Data (Unaudited):					
Operating ratio [(2)]	87.0%	87.4%	87.9%	85.6%	82.0%
Operating ratio, excluding fuel surcharge [(3)]	84.5%	85.7%	84.4%	83.0%	79.0%
Average revenue per tractor [(4)]	$150,992	$143,560	$150,543	$151,945	$160,891
Average length of haul (miles)	478	470	518	542	561
Empty mile factor	10.7%	11.9%	11.8%	12.8%	12.6%
Tractors operated at end of period [(5)]	3,866	3,736	3,699	3,758	3,661
Trailers operated at end of period	9,008	8,595	9,155	8,809	8,761

(1) In addition to the quarterly dividend paid in all four quarters of 2010, we declared and paid a special dividend of $0.75 per share in the fourth quarter of 2010.

(2) Operating expenses as a percentage of total revenue.

(3) Operating expenses, net of fuel surcharge, as a percentage of revenue, before fuel surcharge. Management believes that eliminating the impact of this sometimes volatile source of revenue affords a more consistent basis for comparing our results of operations from period to period.

(4) Average revenue per tractor includes revenue for our assets based operation only. It does not include fuel surcharge revenue, other revenue, or revenue from our non-assets based brokerage operations.

(5) Includes: (a) 446 independent contractor operated vehicles at December 31, 2010; (b) 329 independent contractor operated vehicles at December 31, 2009; (c) 185 independent contractor operated vehicles at December 31, 2008; (d) 231 independent contractor operated vehicles at December 31, 2007; and (e) 249 independent contractor operated vehicles at December 31, 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Cautionary Note Regarding Forward-Looking Statements

The following discussion contains certain statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbor created by those sections. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including without limitation: any projections of earnings, revenues, or other financial items; any statement of plans, strategies, and objectives of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions or performance; and any statements of belief and any statement of assumptions underlying any of the foregoing. Such statements may be identified by their use of terms or phrases such as "believe," "may," "could," "expects," "estimates," "projects," "anticipates," "plans," "intends," and similar terms and phrases. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled "Risk Factors," set forth above. Readers should review and consider the factors discussed in "Risk Factors," along with various disclosures in our press releases, stockholder reports, and other filings with the Securities and Exchange Commission.

All such forward-looking statements speak only as of the date of this Annual Report. You are cautioned not to place undue reliance on such forward-looking statements. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in the events, conditions, or circumstances on which any such statement is based.

Introduction

Business Overview

We are a provider of multiple truckload transportation services with a nationwide network of service centers through which we operate one of the country's largest tractor fleets, in addition to partnering with third-party equipment providers to provide truckload capacity and a broad range of solutions to truckload shippers. Our services include dry van truckload, temperature-controlled truckload, dedicated customer services, drayage services between ocean ports or rail ramps and shipping docks, and rail intermodal services. Through our asset-based and non-asset-based capabilities we are able to transport, or can arrange for the transportation of, general commodities for customers throughout the United States.

Our operating strategy for our asset-based activities to achieve a high level of asset utilization within a highly disciplined operating system and tightly control costs contributed to our return to double-digit revenue and earnings growth in 2010. In 2010, we also benefited from an improving freight market, as industry-wide freight tonnage increased and industry-wide trucking capacity remained constrained.

The main factors that affect our results are the number of tractors we operate, our revenue per tractor (which includes primarily our revenue per total mile and our number of miles per tractor), the freight volumes brokered to third-party equipment providers, and our ability to control our costs.

Operating and Growth Strategy

Our operating strategy includes the following important elements:

Regional Operations. While our corporate headquarters is in Phoenix, Arizona, our operations are decentralized and handled in our service centers located throughout the country. We believe that regional operations offer several advantages, including:

- obtaining greater freight volumes, because a significant portion of truckload freight moves in short-to-medium lengths of haul;
- achieving higher revenue per mile by focusing on high-density freight lanes to minimize non-revenue miles;
- enhancing safety and driver recruitment and retention by allowing our drivers to travel familiar routes and return home more frequently; and
- enhancing our ability to provide a high level of service and consistent capacity to our customers.

Operating Efficiencies. Our company was founded on a philosophy of maintaining operating efficiencies and controlling costs. We focus on operating in particular geographical markets. This approach allows us to concentrate our marketing efforts to achieve higher penetration of our targeted service areas. We maintain a modern tractor and trailer fleet in order to obtain operating efficiencies and attract and retain drivers. A generally compatible fleet of tractors and trailers simplifies our maintenance procedures and reduces parts supplies. We also regulate vehicle speed in order to maximize fuel efficiency, reduce wear and tear, and enhance safety.

Customer Service. We offer a high level of service to our customers, and we seek to establish ourselves as a preferred truckload solutions provider for our customers. We provide truckload capacity for customers in high-density lanes where we can provide them with a high level of service. Our services include multiple stop pick-ups and deliveries, dedicated equipment and personnel, on-time pickups and deliveries within narrow time frames, specialized driver training, and other services. We price our services commensurately with the level of service our customers require and the conditions in market demand. By providing customers a high level of service, we believe we avoid competing solely on the basis of price.

Using Technology that Enhances Our Business. We purchase and deploy technology when we believe that it will allow us to operate more safely, securely, and efficiently and the investment is cost-justified. We use a satellite-based tracking and communication system to communicate with our drivers, to obtain load position updates, to manage our fleets, and to provide our customers with freight visibility. We have installed Qualcomm's satellite-based tracking technology in substantially all of our tractors, which allows us to rapidly respond to customer needs and facilitates efficient communications between our drivers and service centers. The majority of our trailers are equipped with VeriWise trailer-tracking technology that allows us to more effectively manage our trailers. We have automated many of our back-office functions, and we continue to invest in technology where it allows us to better serve our customers and improve efficiency.

Revenue and Expenses

We primarily generate revenue by transporting freight for our customers. Generally, we are paid a predetermined rate per mile or per load for our services. We enhance our revenue by charging for tractor and trailer detention, loading and unloading activities, and other specialized services, as well as through the collection of fuel surcharges to mitigate the impact of increases in the cost of fuel. The main factors that affect our revenue are the revenue per mile we receive from our customers, the percentage of miles for which we are compensated, and the number of miles we generate with our equipment. These factors relate, among other things, to the general level of economic activity in the United States, inventory levels, specific customer demand, the level of capacity in the trucking industry, and driver availability.

The most significant expenses in our business include fuel, driver-related expenses (such as wages, benefits, training, and recruitment), and independent contractor costs (which are recorded on the "Purchased Transportation" line of our consolidated statements of income). Expenses that have both fixed and variable components include maintenance and tire expense and our total cost of insurance and claims. These expenses generally vary with the miles we travel, but also have a controllable component based on safety, fleet age, efficiency, and other factors. Our main fixed costs are the acquisition and depreciation of long-term assets, such as revenue equipment and service centers and the compensation of non-driver personnel. Effectively controlling our expenses is an important element of assuring our profitability. The primary measure we use to evaluate our profitability is operating ratio, excluding the impact of fuel surcharge revenue (operating expenses, net of fuel surcharge, as a percentage of revenue, before fuel surcharge).

Since our inception an important element of our asset-based operating model has been an extreme focus on our cost per mile. We intend to carry this focus with us as we expand service offerings, grow existing service centers, and make selective acquisitions.

Recent Results of Operations and Year-End Financial Condition

Our results of operations for the year ended December 31, 2010 compared to the year ended December 31, 2009 were as follows:

- Total revenue, including fuel surcharge, increased 12.1%, to $730.7 million from $651.7 million;
- Revenue, before fuel surcharge, increased 7.7%, to $615.7 million from $571.5 million;
- Net income attributable to Knight increased 16.8%, to $59.1 million from $50.6 million; and
- Net income attributable to Knight per diluted share increased to $0.70 from $0.60.

We began to experience signs of economic recovery in the freight market in the fourth quarter of 2009. Favorable freight demand continued into 2010. While freight demand remained consistent throughout most of the year, demand for freight peaked in June 2010.

In 2010, we operated an average 3,817 tractors, an increase of 73 tractors from a year ago. We finished the year with 3,866 tractors in the fleet, up 130 tractors from 2009. Equipment productivity, as measured by average revenue before fuel surcharge per tractor, increased 5.2% in 2010. The improvement in our equipment productivity was attributable to improvements in our freight mix and contract pricing resulting from favorable trends in a recovering truckload freight market and a 9.8% improvement in our non-paid empty miles.

Our average length of haul increased 1.7% to 478 miles in 2010 from 470 miles in 2009. Miles per tractor increased 1.6% overall for the year, while miles per tractor decreased 0.9% in fourth quarter of 2010 in comparison to the same quarter a year ago. Non-paid empty miles were 10.7% for 2010, compared to 11.9% for 2009.

During 2010, our cash and short-term investment balance decreased $45.4 million, after returning $82.0 million to our shareholders in the form of quarterly and special cash dividends. At December 31, 2010, our balance sheet reflected $52.4 million in cash, cash equivalents and short term investments, no debt, and shareholders' equity attributable to Knight of $507.5 million. In 2010, we generated $168.8 million in cash flow from operations and used $91.5 million for capital expenditures net of equipment sales.

Since inception we have been profitable through multiple economic cycles. We view these cycles as opportunities to gain market share from other competitors that do not have the financial staying power to survive the cycles. These cycles also provide valuable experience to our managers that will help us develop the leaders to grow this business profitably.

Our liquidity is not materially affected by off-balance sheet transactions. *See* "Off-Balance Sheet Transactions" below for a description of our off-balance sheet transactions.

Trends and Outlooks

During the past few years, we have undertaken an extensive examination of our customers' truckload transportation needs, their various transportation modes, the role of truckload freight, and the services we believe we can provide while generating meaningful returns for our shareholders. We have created a service network with financial accountability, a modern equipment fleet, and the capability of serving truckload customers in every major metropolitan market in the United States. We believe our operating strategies are contributing factors to our revenue and earnings growth in 2010.

A significant percentage of our growth in 2010 came through less capital-intensive operations such as brokerage, intermodal, drayage services, and increasing our independent contractor fleet by approximately 117 tractors, all of which often generate lower margins but favorable returns on investment. While economic recovery is continuing, freight volumes in the second half of 2010 were modest and measurably below the demand experienced in the second quarter of 2010 and the demand levels experienced before the economic recession. We expect the modest volume levels to continue in the near future.

In 2011, we expect truckload freight demand to continue to expand, although rising fuel prices, global political and economic forces, the strength of the dollar against other currencies, and other factors outside our control could affect freight volumes. We expect that CSA 2010, the forthcoming new hours-of-service rules, and other new regulations will result in a reduction in effective capacity, a negative impact on equipment utilization, and driver shortages. Assuming freight demand is improving, we believe carriers that are well-positioned to meet such challenges will have opportunities to increase market share and revenue per mile. On the cost side, fuel prices have moved significantly higher and are vulnerable to volatility based on events in the Middle East and elsewhere. Additionally, revenue equipment and tire prices, as well as driver pay, are expected to increase. In this environment, it will be critical to allocate equipment to more compensatory shipments, use technology to generate efficiencies, and effectively manage fuel and other costs. We believe we have the service center network, the modern fleet, the comprehensive truckload services, the management team, the technology, intense focus on cost control, and the capital resources to successfully overcome these challenges and capitalize on any future opportunities.

We will continue to utilize the flexibility of our decentralized model to react and adapt to market conditions. We are always optimizing our model and refining our execution in reaction to, or in anticipation of, the truckload market dynamics. We will continue to evaluate acquisition candidates and other opportunities that create value for our shareholders and further advance our long-term strategy.

Results of Operations

The following table sets forth the percentage relationships of our expense items to total revenue and revenue, before fuel surcharge, for each of the three fiscal years indicated below. Fuel expense as a percentage of revenue, before fuel surcharge, is calculated using fuel expense, net of fuel surcharge. Management believes that eliminating the impact of this sometimes volatile source of revenue affords a more consistent basis for comparing our results of operations from period to period.

	2010	2009	2008
Total revenue including fuel surcharge[1]	100.0%	100.0%	100.0%
Operating expenses:			
Salaries, wages and benefits	28.3	30.5	27.5
Fuel [2]	23.9	21.5	31.0
Operations and maintenance	6.4	6.6	5.5
Insurance and claims	3.4	3.4	3.4
Operating taxes and licenses	1.9	2.1	2.0
Communications	0.7	0.8	0.8
Depreciation and amortization	9.7	11.0	9.1
Lease expense – revenue equipment	0.0	0.0	0.0
Purchased transportation	11.2	9.5	6.7
Miscellaneous operating expenses	1.5	2.0	2.0
Total operating expenses	87.0	87.4	88.0
Income from operations	13.0	12.6	12.0
Net interest and other income	.4	0.3	0.2
Income before income taxes	13.4	12.9	12.2
Income taxes	5.3	5.1	4.9
Net Income	8.1	7.8	7.3
Net loss attributable to noncontrolling interest	0.0	0.0	0.0
Net Income	8.1%	7.8%	7.3%

	2010	2009	2008
Revenue, before fuel surcharge[1]	100.0%	100.0%	100.0%
Operating expenses:			
Salaries, wages and benefits	33.5	34.8	35.4
Fuel [3]	9.6	10.5	11.2
Operations and maintenance	7.6	7.5	7.1
Insurance and claims	4.1	3.9	4.4
Operating taxes and licenses	2.3	2.4	2.5
Communications	0.9	0.9	1.0
Depreciation and amortization	11.5	12.5	11.7
Lease expense – revenue equipment	0.0	0.0	0.0
Purchased transportation	13.3	10.8	8.6
Miscellaneous operating expenses	1.7	2.4	2.5
Total operating expenses	84.5	85.7	84.4
Income from operations	15.5	14.3	15.6
Net interest and other income	0.4	0.3	0.2
Income before income taxes	15.9	14.6	15.8
Income taxes	6.3	5.8	6.4
Net Income	9.6	8.8	9.4
Net loss attributable to noncontrolling interest	0.0	0.0	0.0
Net Income	9.6%	8.8%	9.4%

(1) There are minor rounding differences in the table.
(2) Gross fuel expense without fuel surcharge.
(3) Fuel expense, net of fuel surcharge.

A discussion of our results of operations for the periods 2010 to 2009 and 2009 to 2008 is set forth below.

Fiscal 2010 Compared to Fiscal 2009

Total revenue for 2010 increased 12.1% to $730.7 million from $651.7 million for 2009. Total revenue included $115.0 million of fuel surcharge revenue in 2010 and $80.2 million of fuel surcharge revenue in 2009. Due to rising fuel prices and improvement in our freight mix and contract pricing, our fuel surcharge revenue increased 43.4% in in 2010 from a year ago. In discussing our results of operations we use revenue, before fuel surcharge (and fuel expense, net of surcharge), because management believes that eliminating the impact of this sometimes volatile source of revenue affords a more consistent basis for comparing our results of operations from period to period. We also discuss the changes in our expenses as a percentage of revenue, before fuel surcharge, rather than absolute dollar changes. We do this because we believe our relatively high variable costs as a percentage of revenue makes a comparison of changes in expenses as a percentage of revenue more meaningful than absolute dollar changes.

Revenue, before fuel surcharge, increased 7.7% to $615.7 million for 2010, from $571.5 million in 2009. In 2010, we experienced revenue growth in each of our services. Our revenue growth in 2010 was attributable to a 3.5% improvement in average revenue per total mile, adding 73 average tractors to the average size of our fleet, a 9.8% improvement in our non-paid empty mile, and growth in our brokerage and rail intermodal revenues. Our average freight revenue per tractor per week improved 5.2% to $2,904 per tractor in 2010, from $2,761 per tractor in 2009. In addition to the improvement in our equipment productivity, we also increased our average length of haul 1.7% from a year ago. We ended 2010 with 3,866 tractors, an increase of 130 tractors from a year ago. If the economy continues to gradually improve and capacity remains tight, we anticipate obtaining overall rate increases in 2011 and beyond; however, adverse changes in either of these factors would likely prevent rate increases and could negatively impact existing rates.

Letter to Shareholders

Proxy Statement

2010 Annual Report

Salaries, wages and benefits expense as a percentage of revenue, before fuel surcharge, decreased to 33.5% in 2010 from 34.8% in 2009. While driver wages rose in 2010, we were able to lower our overall salary and wages as a percent of revenue due to higher revenue per mile and by decreasing the percentage of our fleet operated by company drivers, as opposed to independent contractors. At December 31, 2010, 88.5% of our fleet was operated by company drivers, compared to 91.2% at December 31, 2009. Our accrual for workers' compensation benefits and stock based compensation expense are components of our salaries, wages and benefit expense. Our 2010 expense in this category included a non-cash $2.5 million pre-tax ($2.0 million after tax) stock compensation charge related to an adjustment to the straight-line recognition of expense as prescribed in ASC 718 and the accelerated vesting of equity awards under our equity compensation plan as a result of the passing of a senior executive. We believe that the driver market is tightening and expect the implementation of CSA 2010 to further reduce the pool of available drivers, which could require us to increase driver pay in 2011. Accordingly, we expect salaries, wages and benefits expenses to increase going forward in absolute terms and potentially as a percentage of revenue absent an increase in revenue to offset increased costs.

Fuel expense, net of fuel surcharge, as a percentage of revenue, before fuel surcharge, decreased to 9.6% in 2010, from 10.5% in 2009. Fuel costs in total dollars increased as U.S. National Average Diesel Fuel price increased more than 20% in 2010. Our fuel cost as a percentage of revenue improved due to higher fuel surcharge recovery and a 2.6% increase in the percentage of our fleet miles driven by independent contractors, who buy their own fuel and receive a fuel surcharge payment from us, and an increase in purchased transportation costs paid to third-party equipment providers. Our fuel cost also was reduced by $1.1 million due to a gain from a future swap contract that was settled in the second quarter of 2010. We maintain a fuel surcharge program to assist us in recovering a portion of our fuel expense. Fuel surcharge revenue was $115.1 million in 2010, compared to $80.2 million in 2009.

Operations and maintenance expense as a percentage of revenue, before fuel surcharge, increased slightly to 7.6% in 2010, from 7.5% in 2009. Equipment maintenance cost increased as we added more miles to our trucks and due to a modest increase in the average age of our equipment. These expenses were partially offset by an increase in the percentage of miles driven by independent contractors, who pay for the maintenance of their own vehicles.

Insurance and claims expense as a percentage of revenue, before fuel surcharge, increased to 4.1% for 2010, compared to 3.9% for 2009.

Operating taxes and license expense as a percentage of revenue, before fuel surcharge, decreased slightly to 2.3% in 2010, compared to 2.4% in 2009.

Communications expense as a percentage of revenue, before fuel surcharge, remained constant at 0.9% in 2010 and 2009.

Depreciation and amortization expense, as a percentage of revenue, before fuel surcharge, decreased to 11.5% for 2010, from 12.5% in 2009. The decrease is due to higher revenue per tractor which more effectively spread this fixed cost, higher equipment utilization, a decrease in the percentage of our fleet comprised of company-owned tractors, and increased use of third-party carriers. As of December 31, 2010, 11.5% of our fleet was operated by independent contractors, compared to 8.8% a year ago. These decreases were partially offset by higher equipment prices for EPA compliant engines. Over 85% of our company-owned tractor fleet are comprised of the US EPA 2007 or US EPA 2010 engine. These engines are documented to provide substantial emissions reductions, and we also believe this investment will contribute to our strategy of maintaining efficiency in our operations by adhering to a relatively consistent trade-in schedule. In 2010, we also have invested in aerodynamic devices to improve trailer aerodynamics which lead to meaningful fuel efficiency improvements. Absent offsetting improvements in revenue per tractor or continued growth in our independent contractor fleet, our expense in this category may increase going forward if equipment prices continue to inflate.

Purchased transportation represents the amount that independent contractors, as well as contracted carriers for our brokerage and intermodal operations, are paid to haul freight for us on a mutually agreed upon per-mile or per-shipment basis. Purchased transportation expense as a percentage of revenue, before fuel surcharge, increased to 13.3% for the year ended 2010, from 10.8% for the same period in 2009. The increases in this category are primarily due to a 2.6% increase in the miles operated by independent contractors, as opposed to company drivers, and that demand for broker loads improved in 2010 compared to the same period a year ago. To the extent compensation for independent contractors or third-party capacity providers increases, truckload demand exceeds capacity additions, fuel prices continue to rise, or competition for independent contractors increases, our purchased transportation expense per mile or load could increase.

Miscellaneous operating expenses as a percentage of revenue, before fuel surcharge, decreased to 1.7% for 2010, compared to 2.4% for 2009. Gains from the sale of used equipment are included in miscellaneous operating expenses. Gains from sale of equipment increased to $6.2 million for the year ended December 31, 2010, compared to $2.8 million for the year ended December 31, 2009. Excluding gains from sale of equipment, miscellaneous operating expense would have decreased to 2.7% for the year ended December 31, 2010, compared to 2.9% for the same period in 2009. This decrease is due to our continuous effort to manage our costs coupled with increased revenue that covers certain fixed components of our miscellaneous operating expenses.

As a result of the above factors, our operating ratio (operating expenses, net of fuel surcharge, expressed as a percentage of revenue, before fuel surcharge) was 84.5% for 2010, compared to 85.7% for 2009.

Net interest and other income as a percentage of revenue, before fuel surcharge, increased slightly to 0.4% for 2010, compared to 0.3% for 2009. We had no outstanding debt at December 31, 2010 or 2009. Other income in the current year includes a $718,000 earn-out from our investment in Concentrek, which was sold in 2005. We also recognized a $1.3 million gain for the sale of a TRP portfolio company whose value had substantially increased since purchase. However, the gain from the sale was off-set by approximately the same amount for an impairment charge in the remaining TRP portfolio and the equity loss in our investment in TRP III.

Income taxes have been provided at the statutory federal and state rates, adjusted for certain permanent differences between financial statement income and income for tax reporting. Our effective tax rate was 39.5% for 2010 and 39.7% for 2009.

As a result of the preceding changes, our net income, as a percentage of revenue, before fuel surcharge, was 9.6% for 2010, compared to 8.8% in 2009.

Fiscal 2009 Compared to Fiscal 2008

Total revenue for 2009 decreased 15.0% to $651.7 million from $766.9 million for 2008. Total revenue included $80.2 million of fuel surcharge revenue in 2009 and $171.4 million of fuel surcharge revenue in 2008. Due to falling diesel fuel prices in most of the year, our fuel surcharge revenue decreased 53.2% in 2009 compared to 2008. In discussing our results of operations we use revenue, before fuel surcharge (and fuel expense, net of surcharge), because management believes that eliminating the impact of this sometimes volatile source of revenue affords a more consistent basis for comparing our results of operations from period to period. We also discuss the changes in our expenses as a percentage of revenue, before fuel surcharge, rather than absolute dollar changes. We do this because we believe our relatively high variable costs as a percentage of revenue makes a comparison of changes in expenses as a percentage of revenue more meaningful than absolute dollar changes.

Revenue, before fuel surcharge, decreased 4.0% to $571.5 million for 2009, from $595.6 million in 2008. We continue to face significant challenges as a result of the weak economic environment. Price competition remained intense as carriers struggled to maintain equipment productivity. In 2009, we experienced a high level of bid activity, particularly in the first quarter, contributing to a 2.5% decrease in our average revenue per mile for the year. Supply of truckload equipment continued to outpace demand throughout 2009, and resulted in lower equipment utilization. Declines in both revenue per mile and miles per tractor contributed to a 4.6% decline in average freight revenue per tractor per week, to $2,761 per tractor in 2009, from $2,895 per tractor in 2008. Our non-paid empty mile percent remained essentially constant at 11.9% in 2009 from 11.8% in 2008. Despite the continued challenging truckload freight environment, our load count grew 7.4% in 2009 compared to a year ago. We ended 2009 with 3,736 tractors, an increase of 37 tractors from a year ago.

Salaries, wages and benefits expense as a percentage of revenue, before fuel surcharge, decreased to 34.8% in 2009 from 35.4% in 2008. The decrease is due to increased efficiency in our non-driver compensation and staffing levels and a decrease in the percentage of our company fleet being operated by company drivers, as opposed to independent contractors. At December 31, 2009, 91.2% of our fleet was operated by company drivers, compared to 95.0% at December 31, 2008. We record accruals for workers' compensation benefits as a component of our claims accrual, and the related expense is reflected in salaries, wages and benefits in our consolidated statements of income.

Fuel expense, net of fuel surcharge, as a percentage of revenue, before fuel surcharge, decreased to 10.5% in 2009, from 11.2% in 2008. Diesel fuel price has been volatile over the past two years. After reaching unprecedented record high fuel prices during most of 2008, diesel fuel price started to fall in fourth quarter of 2008 and continued through the first quarter of 2009. The decrease in our fuel expense is due to the combination of lower diesel fuel prices, internal initiatives to improve fuel efficiency, and the decrease in the percentage of our fleet operated by company drivers (versus independent contractors who purchase their own fuel). We maintain a fuel surcharge program to assist us in recovering a portion of our fuel expense. Fuel surcharge revenue was $80.2 million in 2009, compared to $171.4 million in 2008. Declining fuel prices have led to significant decreases in fuel expense and fuel surcharge revenue this year.

Operations and maintenance expense increased as a percentage of revenue, before fuel surcharge, to 7.5% in 2009, from 7.1% in 2008 primarily because of a modest increase in fleet age and a decrease in revenue per tractor that less efficiently covered the fixed portion of these costs. These items more than offset savings in this expense category from the decrease in the percentage of our fleet operated by company drivers (versus the percentage provided by independent contractors, who pay for the maintenance of their own vehicles).

Insurance and claims expense as a percentage of revenue, before fuel surcharge, decreased to 3.9% for 2009, compared to 4.4% for 2008. The reduction in this expense in 2009 resulted from lowered insurance accruals, which decreased as a result of reduced crash frequency, severity, and improved claim management practices, including a significant increase in subrogation recovery. Loss frequency and severity continues to be positively affected by our driver training program, which includes Smith System Training, a widely recognized leader in behind-the-wheel defensive driving training and recurrent driver training, as well as other internal loss control efforts aimed at reducing crash frequency and severity. Both our loss prevention and claim management practices have been instrumental in lowering insurance and claims expense in 2009. We believe that our internal loss control efforts, including Smith System Training and claim management practices, will continue to yield positive benefits.

Operating taxes and license expense as a percentage of revenue, before fuel surcharge, decreased slightly to 2.4% in 2009, compared to 2.5% in 2008.

Communications expense as a percentage of revenue, before fuel surcharge, decreased slightly to 0.9% in 2009, compared to 1.0% in 2008.

Depreciation and amortization expense, as a percentage of revenue, before fuel surcharge, increased to 12.5% for 2009, from 11.7% in 2008. This increase is primarily due to a decrease in revenue and revenue per tractor in the current year. This was partially offset by the average percentage of our tractor fleet operated by independent contractors (who own their own tractors) increasing from 2008. Most of our fleet is late-model equipment that consists primarily of tractors equipped with 2007 U.S. EPA emission compliant engines. Given higher prices for the 2010 EPA-compliant engines, we expect this category may increase going forward, although an improvement in revenue per tractor in a better freight environment could cause this category to increase by a smaller amount, or even decrease, as a percentage of revenue. Our service center network allows us to efficiently maintain this equipment. In 2010, we plan to continue a similar trade cycle and adopt the even cleaner burning engines that have just become available.

Lease expense for revenue equipment was essentially zero in 2009 and 2008. We did not have any equipment under operating leases as of December 31, 2009.

Purchased transportation represents the amount that independent contractors, as well as contracted carriers for our brokerage division, are paid to haul freight for us on a mutually agreed upon per-mile or per-shipment basis. Purchased transportation expense as a percentage of revenue, before fuel surcharge, increased to 10.8% for the year ended 2009, from 8.6% for the same period in 2008. The increase is due to the combination of an increase in the percentage of our company fleet being operated by independent contractors during 2009, and an off-setting decrease in payments to outside carriers for transportation services arranged by our brokerage division, which experienced a decline as there was less freight to move via brokerage. While overall brokerage revenue and purchased transportation services fell year-over-year from 2008 to 2009, brokerage revenue increased in fourth quarter of 2009 compared to the same quarter a year ago. At December 31, 2009, 8.8% of our fleet was operated by independent contractors, compared to 5.0% at December 31, 2008. The increase in our independent contractor fleet is primarily from the expansion of our drayage operations.

Miscellaneous operating expenses as a percentage of revenue, before fuel surcharge, decreased slightly to 2.4% for 2009, compared to 2.5% for 2008. Gains from the sale of used equipment are included in miscellaneous operating expenses. Gains from sale of equipment increased 58.3%, to $2.8 million for the year ended December 31, 2009, compared to $1.8 million for the year ended December 31, 2008.

As a result of the above factors, our operating ratio (operating expenses, net of fuel surcharge, expressed as a percentage of revenue, before fuel surcharge) was 85.7% for 2009, compared to 84.4% for 2008.

Net interest and other income as a percentage of revenue, before fuel surcharge, increased slightly to 0.3% for 2009, compared to 0.2% for 2008. Other income in the current year includes a $388,000 gain from insurance settlement for damage from a fire to one of our buildings. We had no outstanding debt at December 31, 2009 or 2008.

Income taxes have been provided at the statutory federal and state rates, adjusted for certain permanent differences between financial statement income and income for tax reporting. Our effective tax rate was 39.7% for 2009 and 40.2% for 2008. The small decrease in our effective tax rate is mainly due to lower state tax expense resulting from changes in our income allocated to the numerous states in which we operate.

As a result of the preceding changes, our net income, as a percentage of revenue, before fuel surcharge, was 8.8% for 2008, compared to 9.4% in 2008.

Liquidity and Capital Resources

The growth of our business has required, and will continue to require, a significant investment in new revenue equipment. Our primary sources of liquidity have been funds provided by operations, issuances of our common stock, and borrowings under our line of credit.

Net cash provided by operating activities was approximately $168.8 million, $86.9 million, and $141.4 million for the years ended December 31, 2010, 2009, and 2008, respectively. The increase for 2010 is primarily due to a $42.6 million decrease in our short-term investments, in comparison to a $35.1 million increase in our short-term investments in 2009. We declared and issued a special dividend of $0.75 per share to our common stock shareholders in the fourth quarter of 2010, requiring us to dispose of a significant portion of short-term investments to cover the payment of the dividend.

Net cash used in investing activities was approximately $94.3 million, $60.4 million, and $79.6 million for the years ended December 31, 2010, 2009, and 2008, respectively. The increase is mainly due to an increase in capital expenditures for revenue equipment in 2010. Capital expenditures for the purchase of revenue equipment (net of equipment sales and trade-ins), office equipment, and land and leasehold improvements, totaled $ 91.5 million, $55.7 million, and $81.3 million for the years ended December 31, 2010, 2009, and 2008, respectively. We also purchased approximately $5.0 million of marketable equity securities that are classified as available-for-sale securities in 2010. Excluding any acquisitions, we currently anticipate capital expenditures, net of trade-ins, of approximately $120 million to $140 million for 2011. We expect these capital expenditures will be used primarily to acquire new revenue equipment.

Net cash used in financing activities was approximately $77.3 million, $17.7 million, and $63.5 million for the years ended December 31, 2010, 2009, and 2008. The increase in cash used in financing activities in 2010 is primarily due to a special dividend of $0.75 per share paid to our common stock shareholders in the fourth quarter of 2010. Our regular quarterly cash dividend was also increased from $0.05 per share to $0.06 per share in the second quarter of 2010. Total cash dividends paid to our shareholders was $82.0 million, $15.8 million, and $12.8 million in 2010, 2009, and 2008, respectively. We also spent $4.9 million and $53.6 million for the repurchase of our common stock in 2009 and 2008, respectively. We did not repurchase any shares in 2010.

At December 31, 2010, we had no outstanding debt. We currently maintain a line of credit, which permits revolving borrowings and letters of credit up to an aggregate of $50.0 million. At December 31, 2010, amounts outstanding under the line of credit consisted solely of issued but unused letters of credit totaling $32.5 million. We are obligated to comply with certain financial covenants under our line of credit agreement and were in compliance with these covenants at December 31, 2010.

As of December 31, 2010, our cash, cash equivalents, and short-term investments totaled $52.4 million, compared to $97.8 million as of December 31, 2009. We believe that we will be able to finance our short-term needs for working capital over the next 12 months and beyond, as well as acquisitions of revenue equipment during such period, with cash, cash flows from operations, and the borrowing available under our existing line of credit. We will have significant capital requirements over the long-term, which may require us to incur debt or seek additional equity capital. The availability of additional capital will depend upon prevailing market conditions, the market price of our common stock, and several other factors over which we have limited control, as well as our financial condition and results of operations. Nevertheless, based on our recent operating results, current cash position, anticipated future cash flows, and sources of available financing, we do not expect that we will experience any significant liquidity constraints in the foreseeable future.

Off-Balance Sheet Transactions

Our liquidity is not materially affected by off-balance sheet transactions. Like many other trucking companies, periodically we have utilized operating leases to finance a portion of our revenue equipment acquisitions. We did not have any revenue equipment held under operating leases in 2010 or 2009. Vehicles held under operating leases are not carried on our balance sheet, and lease payments with respect to such vehicles are reflected in our income statements in the line item "Lease expense – revenue equipment." Our rental expense related to revenue equipment leases was $90,000 for the year ended December 31, 2008.

We also use operating leases to lease locations for certain of our service centers and for temporary trailer storage. These operating leases have termination dates ranging from January 2011 through 2015. Rental payments for such facilities and trailer storage are reflected in our Consolidated Statements of Income in the line item "Miscellaneous operating expenses." Rental payments for our facilities and trailer storage totaled $2.3 million, $1.9 million, and $1.7 million for the years ended December 31, 2010, 2009, and 2008, respectively.

Tabular Disclosure of Contractual Obligations

The following table sets forth, as of December 31, 2010, our contractual obligations and payments due by corresponding period for our short- and long-term operating expenses and other commitments.

	Payments (in thousands) due by period					
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**	**Other**
Purchase obligations (net revenue equipment)	$129,000 [1]	$129,000 [1]	-	-	-	-
Investment in Transportation Resource Partners (TRP III) [2]	$12,000	$3,800	$6,300	$1,900	-	-
Operating Leases – Communication Equipment	$1,364	$1,259	$105	-	-	-
Operating Leases – Buildings	$5,707	$1,345	$3,636	$726	-	-
Total	$148,071	$135,404	$10,041	$2,626	-	-

(1) Purchase obligation for revenue equipment is net of guarantee trade-ins from contracted vendors.
(2) $12 million is subject to capital calls by TRP's manager. The expected timing of the capital calls is presented above. However, calls may be made at any time in the discretion of TRP's manager.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with United States Generally Accepted Accounting Principles ("GAAP") requires that management make a number of assumptions and estimates that affect the reported amounts of assets, liabilities, revenue, and expenses in our consolidated financial statements and accompanying notes. Management evaluates these estimates and assumptions on an ongoing basis, utilizing historical experience, consulting with experts, and using other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates and assumptions, and it is possible that materially different amounts would be reported using differing estimates or assumptions. We consider our critical accounting policies to be those that are both important to the portrayal of our financial condition and results of operations and that require significant judgment or use of complex estimates.

A summary of the significant accounting policies followed in preparation of the financial statements is contained in Note 1 to our consolidated financial statements attached hereto. The following discussion addresses our most critical accounting policies:

Property and Equipment. Property and equipment are stated at cost. Depreciation on property and equipment is calculated by the straight-line method over the estimated useful life, which ranges from two to 30 years, down to an estimated salvage value of the property and equipment, which ranges from zero to 25% of the capitalized cost. We periodically review the reasonableness of our estimates regarding useful lives and salvage values of our revenue equipment and other long-lived assets based upon, among other things, our experience with similar assets, conditions in the used revenue equipment market, and prevailing industry practice. We both routinely and periodically review and make a determination whether the salvage value of our tractors and trailers is higher or lower than originally expected. This determination is based upon (i) market conditions in equipment sales, (ii) the guaranteed repurchase price with contracted dealerships, and (iii) the average miles driven on the equipment being sold. Future changes in our useful life or salvage value estimates, or fluctuation in market value that is not reflected in our estimates, could have a material effect on our results of operations. We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our property and equipment may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts may not be recoverable, we assess the recoverability of the assets by determining whether the carrying value of the assets will be recovered through the undiscounted future operating cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we will adjust the property and equipment to the fair value and recognize any impairment loss. Our assets classified as held for sale are carried at the lower of cost or net selling value.

Claims Accrual. Reserves are established based on estimated or expected losses for claims. The primary claims arising for us consist of cargo liability, personal injury, property damage, collision and comprehensive, workers' compensation, and employee medical expenses. We maintain self-insurance levels for these various areas of risk and have established reserves to cover these self-insured liabilities. We also maintain insurance to cover liabilities in excess of the self-insurance amounts. The claims reserves are adjusted upon review of facts or information that better inform us as to the value of the claim based on numerous factors. The reserves are analyzed quarterly and represent accruals for the estimated self-insured portion of pending claims, including adverse development of known claims, as well as incurred but not reported claims. Our estimates require judgments concerning the nature and severity of the claim, historical trends, advice from third-party administrators and insurers, the specific facts of individual cases, the jurisdictions involved, estimates of future claims development, and the legal and other costs to settle or defend the claims. We have significant exposure to fluctuations in the number and severity of claims. If there is an increase in the frequency and severity of claims, or we are required to accrue or pay additional amounts if the claims prove to be more severe than originally assessed, or any of the claims would exceed the limits of our insurance coverage, our profitability would be adversely affected.

In addition to estimates within our self-insured retention, we also must make judgments concerning our coverage limits. If any claim was to exceed our coverage limits, we would have to accrue for the excess amount. Our critical estimates include evaluating whether a claim may exceed such limits and, if so, by how much. Currently, we are not aware of any such claims. If one or more claims were to exceed our effective coverage limits, our financial condition and results of operations could be materially and adversely affected.

Accounting for Income Taxes. Income taxes are accounted for under the asset and liability method, in accordance with ASC 740-10 Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Significant management judgment is required in determining our provision for income taxes and in determining whether deferred tax assets will be realized in full or in part. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. If it were ever estimated that it is more likely than not that all or some portion of specific deferred tax assets will not be realized, a valuation allowance must be established for the amount of the deferred tax assets that are determined not to be realizable. A valuation allowance for deferred tax assets has not been deemed necessary due to our profitable operations, and because any deferred assets can be fully offset by deferred liabilities. Accordingly, if the facts or financial results were to change, thereby impacting the likelihood of realizing the deferred tax assets, judgment would have to be applied to determine the amount of valuation allowance required in any given period.

Management judgment also is required regarding a variety of other factors, including, the appropriateness of tax strategies, expected future tax consequences based on our future performance, and to the extent tax strategies are challenged by taxing authorities, our likelihood of success. We utilize certain income tax planning strategies to reduce our overall cost of income taxes. It is possible that certain strategies might be disallowed, resulting in an increased liability for income taxes. Significant management judgments are involved in assessing the likelihood of sustaining the strategies and in determining the likely range of defense and settlement costs, and an ultimate result worse than our expectations could adversely affect our results of operations.

A tax benefit from an uncertain tax position is recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits.

Share-Based Payments. We have stock options outstanding under our stock compensation plan. Exercises are permitted in pre-determined installments based upon a vesting schedule established at the time of grant. Each stock option expires on a date determined at the time of the grant, but not to exceed ten years from the date of the grant.

The calculation of employee compensation expense involves estimates that require management judgments. These estimates include determining the value of each of our stock options on the date of grant using a Black-Scholes option-pricing model discussed in Note 9 to the consolidated financial statements. The fair value of our stock options is expensed on a straight-line basis, which generally ranges between five to seven years. Expected volatility is based on historical volatility of our stock. The risk-free rate for periods within the contractual life of the stock option award is based on the rate of a zero-coupon Treasury bond on the date the stock option is granted with a maturity equal to the expected term of the stock option. Management judgment is required to estimate stock option exercises and forfeitures within our valuation model and management bases such decisions on historical data. The expected life of our stock option awards is derived from historical experience under our share-based payment plans and represents the period of time that we expect our stock options to be outstanding.

We have service based restricted stock awards outstanding. The compensation expense uses fair value recognition provisions of ASC 718 under which we estimate the expense.

New Accounting Pronouncements

See Note 1 to our consolidated financial statements attached hereto for discussion of new accounting pronouncements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk changes in interest rate on debt and from changes in commodity prices.

Under Financial Accounting Reporting Release Number 48 and SEC rules and regulations, we are required to disclose information concerning market risk with respect to foreign exchange rates, interest rates, and commodity prices. We have elected to make such disclosures, to the extent applicable, using a sensitivity analysis approach, based on hypothetical changes in interest rates and commodity prices. We do not enter into derivatives or other financial instruments for trading or speculative purposes, or for which there are no underlying related exposures. Because our operations are mostly confined to the United States, we are not subject to a material amount of foreign currency risk.

Interest Rate Risk

We are subject to interest rate risk to the extent we borrow against our line of credit or incur debt in the acquisition of revenue equipment or otherwise. We attempt to manage our interest rate risk by managing the amount of debt we carry. We did not have any debt outstanding at December 31, 2010, and therefore had no market risk related to debt.

We invest our excess cash primarily in highly liquid debt instruments of the U.S. government and its agencies, municipalities in the U.S., and money market funds. Investments in both fixed rate and floating rate interest earning securities carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than predicted if interest rates fall. Due in part to these factors, our income from investments may decrease in the future.

Commodity Price Risk

We are subject to commodity price risk with respect to purchases of fuel. The price and availability of diesel fuel can fluctuate due to market factors that are beyond our control. We believe fuel surcharges are effective at mitigating most, but not all, of the risk of high fuel prices because we do not recover the full amount of fuel price increases. In May 2010, we entered into a forward future swap contract to hedge 0.5 million gallons of fuel per month for July 2010 through June 2012. In June 2010, we accepted a favorable settlement offered by the other party to terminate the contract in exchange for a $1.1 million payment to us. The contract was terminated prior to June 30, 2010. As of December 31, 2010, we did not have any derivative financial instruments to reduce our exposure to fuel price fluctuations, but may use such instruments in the future.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated balance sheets of Knight Transportation, Inc. and subsidiaries, as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2010, together with the related notes and the report of Deloitte & Touche LLP, our independent registered public accounting firm, are set forth beginning at page III-33 in this report.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There has been no change in accountants during our three most recent fiscal years. *See* "Change In Independent Registered Public Accounting Firm" on page II-33 regarding a recent change in accountants.

CONTROLS AND PROCEDURES

In accordance with the requirements of the Exchange Act and SEC rules and regulations promulgated thereunder, we have established and maintain disclosure controls and procedures and internal control over financial reporting. Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures and internal control over financial reporting will prevent all errors, misstatements, or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information relating to our company, including our consolidated subsidiaries, is made known to the officers who certify our financial reports and to other members of senior management and the Board of Directors. Our management, with the participation of our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures. Based on this evaluation, as of December 31, 2010, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the principal executive and principal financial officers and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria set forth in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our management's evaluation under the criteria set forth in *Internal Control - Integrated Framework,* management concluded that our internal control over financial reporting was effective as of December 31, 2010. No changes occurred in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter ended December 31, 2010, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their attestation report, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Knight Transportation, Inc.
Phoenix, Arizona

We have audited the internal control over financial reporting of Knight Transportation, Inc. and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2010 of the Company and our report dated March 1, 2011 expressed an unqualified opinion on those financial statements and the financial statement schedule.

Deloitte + Touche LLP

Phoenix, Arizona
March 1, 2011

DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

We incorporate by reference the information contained under the headings "Proposal No. 1 - Election of Directors," "Continuing Directors," "Corporate Governance - Our Executive Officers and Certain Significant Employees," "Corporate Governance - The Board of Directors and Its Committees - Committees of the Board of Directors - The Audit Committee," "Corporate Governance - Section 16(a) Beneficial Ownership Reporting Compliance," and "Corporate Governance - Code of Ethics," from our definitive Proxy Statement to be delivered to our shareholders in connection with the 2011 Annual Meeting of Shareholders to be held May 19, 2011.

EXECUTIVE COMPENSATION

We incorporate by reference the information contained under the headings "Executive Compensation," "Corporate Governance - The Board of Directors and Its Committees - Committees of the Board of Directors - The Compensation Committee - Compensation Committee Interlocks and Insider Participation," and "Corporate Governance - The Board of Directors and Its Committees - Committees of the Board of Directors - The Compensation Committee – Report of the Compensation Committee" from our definitive Proxy Statement to be delivered to our shareholders in connection with the 2011 Annual Meeting of Shareholders to be held May 19, 2011.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides certain information, as of December 31, 2010, with respect to our compensation plans and other arrangements under which shares of our common stock are authorized for issuance.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options warrants and rights	Number of securities remaining eligible for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	4,144,476	$15.65	2,838,051
Equity compensation plans not approved by security holders	-	-	-
Total	4,144,476	$15.65	2,838,051

In 2010 and in 2009, we granted restricted stock units to our employees, which are not included in the number of securities to be issued upon exercise of outstanding options, warrants, and rights, as listed in Column A above. This is a service-based award that will vest gradually over a period of 12 to 13 years, beginning January 31, 2011.

We incorporate by reference the information contained under the heading "Security Ownership of Certain Beneficial Owners and Management" from our definitive Proxy Statement to be delivered to our shareholders in connection with the 2011 Annual Meeting of Shareholders to be held May 19, 2011.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

We incorporate by reference the information contained under the headings "Certain Relationships and Related Transactions," and "Corporate Governance - The Board of Directors and Its Committees" from our definitive Proxy Statement to be delivered to our shareholders in connection with the 2011 Annual Meeting of Shareholders to be held May 19, 2011.

PRINCIPAL ACCOUNTING FEES AND SERVICES

We incorporate by reference the information contained under the heading "Principal Accounting Fees and Services" from our definitive Proxy Statement to be delivered to our shareholders in connection with the 2011 Annual Meeting of Shareholders to be held May 19, 2011.

FINANCIAL STATEMENTS

Report of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2010 and 2009

Consolidated Statements of Income for the years ended December 31, 2010, 2009, and 2008

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2010, 2009, and 2008

Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009, and 2008

Notes to Consolidated Financial Statements

Schedule II to Consolidated Financial Statements

ADDITIONAL INFORMATION

A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission, may be obtained free of charge by contacting David A. Jackson, Secretary, Knight Transportation, Inc., 5601 West Buckeye Road, Phoenix, Arizona 85043.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Knight Transportation, Inc.
Phoenix, Arizona

We have audited the accompanying consolidated balance sheets of Knight Transportation, Inc. and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Knight Transportation, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Phoenix, Arizona
March 1, 2011

KNIGHT TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2010 and 2009
(In thousands)

Assets	2010	2009
Current Assets:		
Cash and cash equivalents	$28,013	$30,812
Short-term investments held for trading	24,379	66,942
Trade receivables, net of allowance for doubtful accounts of $2,355 and $3,204, respectively	78,479	73,327
Notes receivable, net of allowance for doubtful notes receivable of $480 and $298, respectively	1,391	520
Related party notes and interest receivable	3,038	3,944
Prepaid expenses	8,514	7,323
Assets held for sale	4,132	12,258
Other current assets	4,717	3,571
Income tax receivable	6,914	-
Current deferred tax assets	5,671	5,755
Total current assets	165,248	204,452
Property and Equipment:		
Revenue equipment	584,237	548,477
Land and land improvements	31,906	31,918
Buildings and improvements	77,949	69,321
Furniture and fixtures	8,112	7,562
Shop and service equipment	6,511	5,977
Leasehold improvements	2,512	1,875
	711,227	665,130
Less: accumulated depreciation and amortization	(227,518)	(204,091)
Property and equipment, net	483,709	461,039
Notes receivable, net of current portion	4,246	2,906
Goodwill	10,313	10,333
Intangible assets, net	52	114
Other long-term assets and restricted cash	13,419	7,629
Total assets	$676,987	$686,473

The accompanying notes are an integral part of these consolidated financial statements.

KNIGHT TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2010 and 2009
(In thousands, except par value)

Liabilities and Shareholders' Equity	2010	2009
Current Liabilities:		
Accounts payable	$7,571	$14,022
Accrued payroll and purchased transportation	6,547	6,170
Accrued liabilities	11,075	11,199
Claims accrual – current portion	13,843	14,298
Dividend payable on restricted stock units	1,433	70
Total current liabilities	40,469	45,759
Long-term Liabilities:		
Claims accrual – long-term portion	10,168	12,421
Deferred tax liabilities	118,886	108,135
Total long-term liabilities	129,054	120,556
Total liabilities	169,523	166,315
Commitments and Contingencies (Note 5)		
Shareholders' Equity:		
Preferred stock, $0.01 par value; 50,000 shares authorized; none issued	-	-
Common stock, $0.01 par value; 300,000 shares authorized; 83,693 and 83,302 shares issued and outstanding at December 31, 2010 and 2009, respectively	837	833
Additional paid-in capital	126,975	115,348
Accumulated other comprehensive income	7	-
Retained earnings	379,714	403,977
Total Knight Transportation Shareholders' Equity	507,533	520,158
Noncontrolling interest	(69)	-
Total Shareholders' Equity	507,464	520,158
Total liabilities and shareholders' equity	$676,987	$686,473

The accompanying notes are an integral part of these consolidated financial statements.

KNIGHT TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated Statements of Income
For the Years Ended December 31, 2010, 2009 and 2008
(In thousands, except per share data)

	2010	2009	2008
Revenue:			
Revenue, before fuel surcharge	$615,654	$571,496	$595,563
Fuel surcharge	115,055	80,225	171,372
Total revenue	730,709	651,721	766,935
Operating Expenses:			
Salaries, wages and benefits	206,536	198,815	210,939
Fuel	174,398	140,385	237,893
Operations and maintenance	46,612	42,826	42,195
Insurance and claims	25,053	22,087	26,113
Operating taxes and licenses	13,998	13,450	14,941
Communications	5,465	5,407	5,873
Depreciation and amortization	70,962	71,444	69,821
Lease expense - revenue equipment	-	-	90
Purchased transportation	82,031	61,802	51,463
Miscellaneous operating expenses	10,439	13,509	14,949
Total operating expenses	635,494	569,725	674,277
Income from operations	95,215	81,996	92,658
Other Income:			
Interest income	1,554	1,534	1,236
Other income	843	365	194
Total other income	2,397	1,899	1,430
Income before income taxes	97,612	83,895	94,088
Income Taxes	38,633	33,332	37,827
Net income	58,979	50,563	56,261
Net loss attributable to noncontrolling interest	93	-	-
Net income attributable to Knight Transportation	$59,072	$50,563	$56,261
Basic Earnings Per Share	$0.71	$0.61	$0.66
Diluted Earnings Per Share	$0.70	$0.60	$0.66
Weighted Average Shares Outstanding - Basic	83,533	83,230	85,342
Weighted Average Shares Outstanding - Diluted	84,416	83,632	85,846

The accompanying notes are an integral part of these consolidated financial statements.

KNIGHT TRANSPORTATION, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity
For the Years Ended December 31, 2010, 2009 and 2008
(In thousands)

	Common Stock							
	Shares Issued	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Knight Transportation Shareholders' Equity	Noncontrolling Interest	Total Equity
Balance, December 31, 2007	86,697	$867	$102,450	$384,233	$-	$487,550	$-	$487,550
Exercise of stock options	268	3	2,357	-	-	2,360	-	2,360
Issuance of common stock	8	-	135	-	-	135	-	135
Stock repurchases	(3,590)	(36)	-	(53,539)	-	(53,575)	-	(53,575)
Excess tax benefit of stock option exercises	-	-	592	-	-	592	-	592
Employee stock-based compensation expense	-	-	3,351	-	-	3,351	-	3,351
Cash dividend	-	-	-	(12,770)	-	(12,770)	-	(12,770)
Net income	-	-	-	56,261	-	56,261	-	56,261
Balance, December 31, 2008	83,383	$834	$108,885	$374,185	-	$483,904	-	$483,904
Exercise of stock options	302	3	2,554	-	-	2,557	-	2,557
Issuance of common stock	6	-	112	-	-	112	-	112
Stock repurchases	(389)	(4)	-	(4,895)	-	(4,899)	-	(4,899)
Excess tax benefit of stock option exercises	-	-	508	-	-	508	-	508
Employee stock-based compensation expense	-	-	3,289	-	-	3,289	-	3,289
Cash dividends paid and dividends accrued	-	-	-	(15,876)	-	(15,876)	-	(15,876)
Net income	-	-	-	50,563	-	50,563	-	50,563
Balance, December 31, 2009	83,302	$833	$115,348	$403,977	-	$520,158	-	$520,158
Exercise of stock options	386	4	4,185	-	-	4,189	-	4,189
Issuance of common stock	5	-	112	-	-	112	-	112
Stock repurchases	-	-	-	-	-	-	-	-
Excess tax benefit of stock option exercises	-	-	602	-	-	602	-	602
Employee stock-based compensation expense	-	-	6,728	-	-	6,728	-	6,728
Cash dividends paid and dividends accrued	-	-	-	(83,335)	-	(83,335)	-	(83,335)
Net Income attributable to Knight	-	-	-	59,072	-	59,072	-	59,072
Other comprehensive income	-	-	-	-	7	7	-	7
Capital contributions from noncontrolling interest	-	-	-	-	-	-	24	24
Net loss attributable to noncontrolling interest	-	-	-	-	-	-	(93)	(93)
Balance, December 31, 2010	83,693	$837	$126,975	$379,714	$7	$507,533	$(69)	$507,464

The accompanying notes are an integral part of these consolidated financial statements.

KNIGHT TRANSPORTATION, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2010, 2009 and 2008
(In thousands)

	2010	2009	2008
Cash Flows From Operating Activities:			
Net income	$58,979	$50,563	$56,261
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	70,962	71,444	69,821
Gain on sale of equipment	(6,157)	(2,802)	(1,770)
Earn-out on sold investment	(718)	-	(225)
Gain from insurance claim settlement	(100)	(388)	-
Loss from investment in Transportation Resource Partners III	319	-	-
Impairment of investment in Transportation Resource Partners I	960	-	-
Non-cash compensation expense for issuance of common stock to certain members of board of directors	112	112	135
Provision for allowance for doubtful accounts and notes receivable	1,553	2,833	3,580
Deferred income taxes	10,830	2,077	17,093
Excess tax benefits related to stock-based compensation	(484)	(446)	(517)
Stock-based compensation expense	6,728	3,289	3,351
Changes in assets and liabilities:			
Decrease (increase) in short-term investments held for trading	42,563	(35,065)	(24,257)
(Increase) decrease in trade receivables	(6,295)	(4,539)	14,159
Decrease in related party interest receivable	103	-	-
(Increase) decrease in other current assets	(1,146)	(377)	515
(Increase) decrease in prepaid expenses	(1,190)	(215)	1,668
(Increase) decrease in income tax receivable	(6,914)	774	2,784
(Increase) decrease in other long-term assets	(136)	43	(63)
Increase (decrease) in accounts payable	1,993	(819)	(1,167)
(Decrease) increase in accrued liabilities and claims accrual	(1,853)	415	70
Net cash provided by operating activities	170,109	86,899	141,438
Cash Flows From Investing Activities:			
Purchases of property and equipment	(134,394)	(95,478)	(117,504)
Proceeds from sale of equipment/assets held for sale	42,883	39,773	36,222
Purchase of long-term available-for-sale securities	(5,014)	-	-
Cash proceeds from sale of available-for-sale securities	103	-	-
Cash receipt from notes receivable	2,958	2,700	1,512
Cash payment for notes receivable	(1,800)	(1,752)	-
Cash proceeds from related party notes receivable	803	1,157	-
Cash payment for loans provided to related party	-	(4,998)	-
Investments in Transportation Resource Partners III	(2,628)	(306)	(120)
Return of investment in Transportation Resource Partners I	696	43	10
Proceeds/earn-out from sale of investment in Concentrek, Inc.	718	-	225
Proceeds from insurance claim settlement	100	699	-
(Increase) decrease in restricted cash	(58)	(2,251)	25
Net cash used in investing activities	(95,633)	(60,413)	(79,630)
Cash Flows From Financing Activities:			
Dividends paid	(81,972)	(15,805)	(12,770)
Payments to repurchase company stock	-	(4,899)	(53,576)
Excess tax benefits related to stock-based compensation	484	446	517
Cash investment from noncontrolling interest holder	24	-	-
Proceeds from exercise of stock options	4,189	2,557	2,360
Net cash used in financing activities	(77,275)	(17,701)	(63,469)
Net increase (decrease) in Cash and Cash Equivalents	(2,799)	8,785	(1,661)
Cash and Cash Equivalents, beginning of year	30,812	22,027	23,688
Cash and Cash Equivalents, end of year	$28,013	$30,812	$22,027
Supplemental Disclosures:			
Non-cash investing and financing transactions:			
Equipment acquired included in accounts payable	$456	$8,689	$43
Dividend accrued for restricted stock units	$1,433	$70	$-
Retirement of company stock	-	$4,899	$53,575
Transfer from property and equipment to assets held for sale	$18,448	$30,554	$14,863
Financing provided to independent contractors for equipment sold	$3,990	$4,455	$1,452
Cash flow information:			
Income taxes paid	$36,664	$27,387	$17,338

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Summary of Significant Accounting Policies

a. Nature of Business

Knight Transportation, Inc. (an Arizona corporation) and subsidiaries (the "Company") is a short to medium-haul truckload carrier of general commodities headquartered in Phoenix, Arizona. The Company also has service centers located throughout the United States. The Company provides truckload carrier dry van, temperature-controlled, brokerage, intermodal and drayage services. The Company is subject to regulation by the Department of Transportation and various state regulatory authorities.

b. Significant Accounting Policies

Principles of Consolidation - The accompanying consolidated financial statements include Knight Transportation, Inc., and its wholly owned and controlled subsidiaries (the Company). The Company's minority interests in subsidiaries are not significant. All intercompany accounts and transactions have been eliminated in consolidation.

New Joint Venture- In April 2010, we partnered with a non-related investor to form an Arizona limited liability company for the purpose of sourcing commercial vehicle parts. We contributed $26,000 to acquire 52% ownership of this entity. In accordance with ASC 810-10-15-8 Consolidation, we have consolidated the financial activities of this entity in our consolidated financial statements beginning in April 2010.

Use of Estimates - The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents are comprised of short-term, highly liquid instruments with insignificant interest rate risk and original maturities of three months or less.

Short-term Investments Held for Trading - Short-term investments are held for trading and comprised of debt securities with effective maturities of greater than three months and represent an investment of cash that is available for current operations. These debt securities are recorded at fair value with realized and unrealized gains and losses included in interest income on our consolidated statements of income. At December 31, 2010, our short-term investments primarily consisted of municipal securities. Our short-term investments did not experience any significant unrealized gain or loss for the period.

In accordance to provisions of ASC 210 and 470 (formerly Chapter 3A of Accounting Research Bulletin No. 43), the Company's trading investments in debt securities are classified as either trading securities, held-to-maturity securities, or available-for-sale securities, based on the Company's intent with respect to those securities. Investments in debt securities are classified as trading securities if they are held principally for the purpose of selling in the near term. Investments in debt securities are classified as held-to-maturity if the Company has the positive intent to hold such securities to maturity and the ability to do so. All other investments in debt securities are classified as available-for-sale.

Notes Receivable – The Company provides financing to independent contractors and third parties on equipment sold or leased under the Company's equipment sale program. Most of the notes are collateralized and are due in weekly installments, including principal and interest payments ranging from 5% to 14%, over periods generally from six months to four years. The Company had 210 and 185 loans outstanding from independent contractors and third parties as of December 31, 2010, and 2009, respectively.

The notes receivable balances are classified separately between current and long-term in the balance sheet. The current and long-term balance of our notes receivable at December 31, 2010 and 2009 are as follows:

	2010	2009
	(In thousands)	
Notes receivable from independent contractors	$2,391	$1,808
Notes receivable from third parties	3,598	1,637
Net investment in direct financing and sales-type leases	128	279
Gross notes receivable	6,117	3,724
Allowance for doubtful notes receivable	(480)	(298)
Total notes receivable net of allowance	$5,637	$3,426
Current portion (net of allowance)	$1,391	$520
Long-term portion	$4,246	$2,906

The following lists the components of the net investment in direct financing and sales-type leases as of December 31, 2010 and 2009:

	2010	2009
	(In thousands)	
Total minimum lease payments to be received	$140	$302
Less: unearned income	(12)	(23)
Net investment in direct financing and sales-type leases	$128	$279

The current and long-term portion of the Company's net investment in direct financing and sales-type leases is included in notes receivable in the accompanying consolidated balance sheets. The interest method is used to amortize unearned income, which amortizes unearned income to income over the lease term so as to produce a constant periodic rate of return on the net investment in each lease. The amortization of unearned income is included in interest income and other in the accompanying consolidated statements of operations.

As of December 31, 2010, future minimum lease payments to be received in 2011 and 2012 are $90,000, and $50,000, respectively.

Assets Held for Sale - The Company had $4.1 million and $12.3 million of revenue equipment that will not be utilized in continuing operations and is being held for sale as of December 31, 2010 and 2009, respectively. Assets held for sale are not subject to depreciation, and are recorded at the lower of depreciated value or fair market value less selling costs. The Company periodically reviews the carrying value of these assets for possible impairment. No significant impairment was recorded in 2010 or 2009. The Company expects to sell these assets and replace them with new assets within 12 months.

Other Current Assets - Included in other current assets are inventories of tires, spare parts, and fuel.

Property and Equipment - Property and equipment are stated at cost less accumulated depreciation. Depreciation on property and equipment is calculated by the straight-line method over the following estimated useful lives:

	Years
Land improvements	5 - 10
Buildings and improvements	15 - 30
Furniture and fixtures	3 - 5
Shop and service equipment	2 - 5
Revenue equipment	5 - 10
Leasehold improvements	1 - 5

The Company expenses repairs and maintenance as incurred. For the years ended December 31, 2010, 2009, and 2008, repairs and maintenance expense totaled approximately $21.1 million, $19.4 million, and $19.1 million, respectively, and is included in operations and maintenance expense in the accompanying consolidated statements of income.

The Company periodically reviews the reasonableness of its estimates regarding useful lives and salvage values for revenue equipment and other long-lived assets based upon, among other things, the Company's experience with similar assets, conditions in the used revenue equipment market, and prevailing industry practice.

Tires on revenue equipment purchased are capitalized as a part of the equipment cost and depreciated over the life of the vehicle. Replacement tires and recapping costs are expensed when placed in service.

Other Long-term Assets and Restricted Cash include:

	2010	2009
	(In thousands)	
Investment in Transportation Resource Partners (TRP)	$2,103	$3,703
Investment in Transportation Resource Partners III (TRP III)	2,678	426
Restricted Cash and Investments	2,879	2,821
Available-For-Sale Equity Securities	4,923	-
Other	836	679
	$13,419	$7,629

In 2003, the Company signed a partnership agreement with TRP, a company that makes privately negotiated equity investments. According to the original partnership agreement, the Company committed to invest $5.0 million out of approximately $260.0 million total, for a 1.9% ownership interest. In early 2006, the Company increased the commitment amount to $5.5 million. Contributions to TRP are accounted for using the cost method as the level of influence over the operations of TRP is minor. In 2010, the Company received a distribution of $1,880,000 from TRP for the sale of a TRP portfolio company whose value had substantially increased since purchase. The proceeds from the sale resulted in a $1.3 million gain for the Company, with the remaining proceeds representing a return of investment in TRP. The Company also recorded a $960,000 impairment in 2010 for an other-than-temporary loss in its investment in resulting from unrealized losses on the investments remaining within the TRP portfolio. At December 31, 2010, the Company's ownership interest in TRP was about 2.3%, with a carrying value of $2.1 million. The unfunded commitment to TRP has expired.

In the fourth quarter of 2009, the Company committed to invest $15.0 million in a new partnership managed and operated by the managers and principals of TRP. The new partnership, Transportation Resource Partners III, LP ("TRP III"), is focused on the same investment opportunities as TRP. Since its inception, the Company has contributed approximately $3.0 million to TRP III, leaving an outstanding commitment of $12.0 million as of December 31, 2010. The investment in TRP III is accounted for using the equity method, and the Company recorded losses of $319,000 representing its equity in net losses of TRP III for the year. At December 31, 2010, the investment balance in TRP III was $2,678,000, and the Company's ownership interest was approximately 6.1%.

Restricted Cash and Investments – In connection with the Company's self-insurance program, $2.9 million and $2.8 million has been set aside in escrow accounts to meet statutory requirements at December 31, 2010 and 2009, respectively.

Impairment of Long-Lived Assets – ASC 360-10 *Property, Plant and Equipment* provides a single accounting model for the assessment of impairment of long-lived assets. In accordance with ASC 360-10, long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are grouped at the lowest level at which identifiable cash flows are largely independent when assessing impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets classified as held for sale are presented in the Company's consolidated balance sheets at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The revenue equipment classified as held for sale is presented in "assets held for sale" on the Company's consolidated balance sheets. Recoverability of long-lived assets is dependent upon, among other things, the Company's ability to continue to achieve profitability in order to meet its obligations when they become due. In the opinion of management, based upon current information, the carrying amount of long-lived assets will be recovered by future cash flows generated through the use of such assets over their respective estimated useful lives.

Goodwill & Intangibles, net - Goodwill is not amortized but is reviewed for impairment at least annually (December 31), or more frequently should any of the circumstances as listed in ASC 350-20, Goodwill occur. ASC 350-20 requires that goodwill be tested for impairment at the reporting unit level at least annually, utilizing a two-step methodology. The initial step requires the Company to determine the fair value of the reporting unit and compare it to the carrying value, including goodwill, of such unit. If the fair value exceeds the carrying value, no impairment loss would be recognized. However, if the carrying value of the reporting unit exceeds its fair value, the goodwill of the reporting unit may be impaired. The amount, if any, of the impairment would then be measured in the second step. The Company completed this annual test as of December 31, 2010, and no adjustment for impairment was determined to be necessary. The Company has no accumulated goodwill impairment loss from prior years.

During fiscal year 2006, the Company recorded approximately $1.8 million of goodwill and $310,000 finite lived intangible assets in connection with the acquisition of most of the trucking assets of Roads West. In 2007, the Company paid Roads West $135,000 for an earn-out, representing the final earn-out under the purchase agreement. The earn-out paid in 2007 was recorded as additional goodwill related to this acquisition. The basis of goodwill for tax purposes was determined to be in excess of the book basis of goodwill. Under this circumstance, ASC 740 Income Tax requires that the goodwill be separated into two components for the acquisitions before the adoption of ASC 805 Business Combination. The first component is equivalent to book goodwill and future tax amortization of this component is treated as a temporary difference, for which a deferred tax liability is established. The second component is the excess tax goodwill over the book goodwill, for which no deferred taxes are recognized. The tax benefit from the recognition on the tax return of the amortization of the second component is treated as a reduction in the book basis of goodwill. The finite lived intangible portion will be amortized using the straight-line method over a five year period.

All goodwill was recorded in connection with the Company's asset-based segment. The changes in the carrying amounts of goodwill were as follows:

	2010	2009
	(In thousands)	
Goodwill at beginning of period	$10,333	$10,353
Amortization relating to deferred tax assets	(20)	(20)
Goodwill at end of period	$10,313	$10,333

Intangible assets consist of the following:

	2010	2009
	(In thousands)	
Intangible assets at beginning of period	$114	$176
Amortization	(62)	(62)
Intangible assets at end of period	$52	$114

Intangible assets are being amortized straight-line over a five year period. Remaining amortization expense of $52,000 will be recognized in fiscal year 2011.

Claims Accrual - The claims reserves represent accruals for the estimated uninsured portion of pending claims, including adverse development of known claims, as well as incurred but not reported claims. These estimates are developed based on a process that, with the assistance of an actuary, uses historical information, primarily the Company's claims experience and the experience of the Company's third-party administrator, along with certain assumptions about future events. The most significant assumptions used in the estimation process include determining the trend in costs, the expected cost of claims incurred but not reported and the expected costs to settle or pay damage awards with respect to unpaid claims Changes in assumptions, as well as changes in actual experience, could cause these estimates to change significantly in the near term. The significant level of the Company's self-insured retention for personal injury and property damage claims illustrates the importance and potential impact of these estimates.

Revenue Recognition - The Company recognizes revenues, for both asset-based and non-asset-based operations, when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. These conditions are met upon delivery. ASC 605-45 Reporting Revenue Gross as a Principal versus Net as an Agent, establishes the criteria for recognizing revenues on a gross or net basis. Pursuant to this guidance, revenue for both asset-based and non-asset-based operations is reported on a gross basis.

Allowance for Doubtful Accounts - Revenue is recognized when freight is delivered, creating a credit sale and an account receivable. Credit terms for customer accounts are typically on a net 30 day basis. The Company establishes an allowance for doubtful accounts based on historical experience as well as any known trends or uncertainties related to customer billing and account collectability. The Company reviews the adequacy of its allowance for doubtful accounts on a quarterly basis.

Income Taxes - The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records a valuation allowance for deferred tax assets to the extent it believes these assets are not more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. A valuation allowance for deferred tax assets has not been deemed necessary due to the Company's profitable operations.

The Company recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits.

Financial Instruments - The Company's financial instruments include cash equivalents, short-term investments, available-for-sale securities, trade receivables, notes receivable and accounts payable. Due to the short-term nature of cash equivalents, short-term investments, trade receivables, accounts payable, and related party notes receivable, the fair value of these instruments approximates their recorded value.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to credit risk consist principally of trade receivables and notes receivable. The Company's three largest customers for each of the years 2010, 2009, and 2008, aggregated approximately 12%, 12%, and 11% of revenues, respectively. Balances due from the three largest customers account for approximately 10% of the total trade receivable balance as of December 31, 2010. Revenue from the Company's single largest customer represented approximately 5% of total revenue for the year ended December 31, 2010, and approximately 4% for the years ended December 31, 2009 and 2008. The balance due from the single largest customer accounts for approximately 7% of the total trade receivable balance as of December 31, 2010.

Earnings Per Share - A reconciliation of the numerator (net income) and denominator (weighted average number of shares outstanding) of the basic and diluted earnings per share ("EPS") computations for 2010, 2009, and 2008 are as follows (in thousands, except per share data):

	2010			2009			2008		
	Net Income (numerator)	Shares (denominator)	Per Share Amount	Net Income (numerator)	Shares (denominator)	Per Share Amount	Net Income (numerator)	Shares (denominator)	Per Share Amount
Basic EPS	$59,072	83,533	$0.71	$50,563	83,230	$0.61	$56,261	85,342	$0.66
Effect of stock options & restricted stock	-	883		-	402		-	504	
Diluted EPS	$59,072	84,416	$0.70	$50,563	83,632	$0.60	$56,261	85,846	$0.66

Certain shares of common stock were excluded in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares, and therefore, the effect would be anti-dilutive. A summary of those options for the twelve months ended December 31, 2010, 2009, and 2008, respectively, is as follows:

	2010	2009	2008
Number of anti-dilutive shares	1,349,258	1,541,105	1,660,035

Segment Information – The Company has two reportable segments comprised of an asset-based segment and a non-asset-based segment. The asset-based segment includes dry van, temperature-controlled, and drayage operations that are geographically diversified but have similar economic and other relevant characteristics, as they all provide truckload carrier services of general commodities to a similar class of customers. As a result, the Company has determined that it is appropriate to aggregate these operating segments into one reportable segment consistent with the guidance in Accounting Standards Codification ("ASC") Sub-Topic 280-10, Segment Reporting. The Company's non-asset-based segment is comprised of brokerage and intermodal operations, which qualifies as a reportable segment under ASC 280-10 Segment Reporting. However, because its results of operations are not material to the Company's consolidated financial statements as a whole, the Company has not presented separate financial information for this segment. For the year ended December 31, 2010, the brokerage segment accounted for 5.5% of the consolidated revenue, 2.0% of the consolidated net income attributable to the Company, and 1.5% of the consolidated assets. Revenue from the brokerage segment, including intercompany transactions and fuel surcharge, for the year ended December 31, 2010 was $40.2 million, compared to $37.2 million a year ago. Net income for the brokerage segment was approximately $1.2 million for both years ended December 31, 2010 and 2009, and the brokerage segment had assets of $10.4 million at December 31, 2010, compared to $7.2 million a year ago.

New Accounting Pronouncements

In December 2010, the FASB issued ASU 2010-29, to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. Paragraph 805-10-50-2(h) requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period. The disclosures include pro forma revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period. If comparative financial statements are presented, the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period. This Issue will be effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption. Early adoption is permitted and it is not expected that adoption of this ASU will have a material impact on consolidated financial statement disclosures.

On December 17, 2010, the FASB issued ASU 2010-28, which (1) does not prescribe a specific method of calculating the carrying value of a reporting unit in the performance of step 1 of the goodwill impairment test and (2) requires entities with a zero or negative carrying value to assess, considering qualitative factors such as those listed in ASC 350-20-35-30 (these factors are not all-inclusive), whether it is more likely than not that a goodwill impairment exists (confirming this aspect of the consensus-for-exposure). If an entity concludes that it is more likely than not that a goodwill impairment exists, the entity must perform step 2 of the goodwill impairment test. This ASU is effective for impairment tests performed during entities' fiscal years (and interim periods within those years) that begin after December 15, 2010. Early application is not permitted. It is not expected that adoption of ASU 2010-28 will have a material effect on the consolidated financial statements.

On July 21, 2010, the FASB issued ASU 2010-20, which amends ASC 310 by requiring more robust and disaggregated disclosures about the credit quality of an entity's financing receivables and its allowance for credit losses. The purpose of the additional disclosures is to improve financial statement users' understanding of (1) the nature of an entity's credit risk associated with its financing receivables and (2) the entity's assessment of that risk in estimating its allowance for credit losses as well as changes in the allowance and the reasons for those changes. The new and amended disclosures that relate to information as of the end of a reporting period will be effective for the first time (including interim periods) on or after December 15, 2010. Most of the new and amended disclosures in the ASU became effective at year-end 2010. However, the disclosures that include information for activity that occurs during a reporting period will be effective for the first time (including interim periods) beginning after December 15, 2010. Those disclosures include (1) the activity in the allowance for credit losses for each period and (2) disclosures about modifications of financing receivables. These disclosures will be effective for the first quarter of 2011 and are not expected to have a material impact on the consolidated financial statements.

On January 21, 2010, FASB issued ASU 2010-06, which amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. The ASU also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. Further, the ASU amends guidance on employers' disclosures about post-retirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. The ASU is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The partial adoption of this ASU has no material impact on fair value measurement disclosures as of December 31, 2010. It is not expected that the full adoption of ASU 2010-06, with respect to the Level 3 rollforward, will have a material impact on fair value measurement disclosures.

In December 2009, FASB issued ASU 2009-17. This Accounting Standards Update amends FASB Accounting Standards Codification (ASC810-10) of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R) issued June 2009. The amendments in this Accounting Standards Update replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this Update also require additional disclosures about a reporting entity's involvement in variable interest entities, which will enhance the information provided to readers of financial statements. The Company adopted ASC810-10 on January 1, 2010, which had no material impact on its consolidated financial statements.

2. Fair Value of Investment Securities

Fair Value Measurements – Effective January 1, 2009, the company adopted ASC 820-10 Fair Value Measurements and Disclosure for non-recurring fair value measurements of non-financial assets and liabilities. This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard establishes a three-level hierarchy for fair value measurements based upon the significant inputs used to determine fair value. Observable inputs are those which are obtained from market participants external to the company while unobservable inputs are generally developed internally, utilizing management's estimates, assumptions, and specific knowledge of the nature of the assets or liabilities and related markets. The three levels are defined as follows:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3 – Unobservable inputs, only used to the extent that observable inputs are not available, reflect the Company's assumptions about the pricing of an asset or liability.

In accordance with the fair value hierarchy described above, the following table shows the fair value of the Company's financial assets and liabilities that are required to be measured at fair value as of December 31, 2010 and 2009.

			Level One		Level Two		Level Three	
	Balance at December 31, 2010	**Balance at December 31, 2009**	**Balance at December 31, 2010**	**Balance at December 31, 2009**	**Balance at December 31, 2010**	**Balance at December 31, 2009**	**Balance at December 31, 2010**	**Balance at December 31, 2009**
				(in thousands)				
Assets:								
Money market funds	$22,856	$26,895	$22,856	$26,895	-	-	-	-
Trading Securities:								
Debt securities - municipal	$24,379	$66,942	-	-	$24,379	$66,942	-	-
Available-for-sale Securities:								
Equity securities - common	$4,923	-	$4,923	-	-	-	-	-
Restricted cash and investments:								
Money market funds and debt securities – municipal securities	$2,879	$2,821	$811	$731	$2,068	$2,090	-	-

At December 31, 2010, the Company had $4.9 million of marketable equity securities that are classified as available-for-sale securities and carried at fair value, with unrealized gains and losses recorded as a component of accumulated other comprehensive income in shareholders' equity. Realized gains and losses, and declines in value judged to be other-than-temporary on available-for-sale securities are included in the determination of net income. As of December 31, 2010, these available-for-sale marketable equity securities are included in "Other long-term assets and restricted cash." Net unrealized gains of $7,000 have been included in comprehensive income in 2010 and accumulated other comprehensive income as of December 31, 2010.

3. Line of Credit and Long-Term Debt

The Company had no long-term debt at December 31, 2010 or 2009. The Company maintains a revolving line of credit, with a maturity date of September 30, 2012, which permits revolving borrowings and letters of credit totaling $50.0 million in the aggregate, with principal due at maturity and interest payable monthly at two options (prime or LIBOR plus 0.625%). At December 31, 2010, the line of credit consisted solely of issued but unused letters of credit totaling $32.5 million, which leaves $17.5 million for future borrowing under the line of credit.

Under the line of credit, the Company is required to maintain certain financial ratios and covenants. The Company was in compliance with its financial ratios and covenants at December 31, 2010.

4. Income Taxes

Income tax expense consists of the following (in thousands):

	2010	2009	2008
Current income taxes:			
Federal	$23,363	$26,858	$16,554
State	4,440	4,398	4,180
	27,803	31,256	20,734
Deferred income taxes:			
Federal	10,505	2,925	14,410
State	325	(849)	2,683
	10,830	2,076	17,093
	$38,633	$33,332	$37,827

The effective income tax rate is different than the amount which would be computed by applying statutory corporate income tax rates to income before income taxes. The differences are summarized as follows (in thousands):

	2010	2009	2008
Tax at the statutory rate (35%)	$34,197	$29,363	$32,931
State income taxes, net of federal benefit	3,258	2,009	3,363
Nondeductible driver per diem	1,890	1,895	2,260
Other, net	(712)	65	(727)
	$38,633	$33,332	$37,827

The net effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2010 and 2009 are as follows (in thousands):

	2010	2009
Short-term deferred tax assets:		
Claims accrual	$4,662	$5,002
Other	3,127	2,727
Prepaid expenses deducted for tax purposes	(2,118)	(1,974)
Short-term deferred tax assets, net	$5,671	$5,755
Long-term deferred tax liabilities:		
Property and equipment depreciation	$122,770	$112,876
Claims accrual	(3,884)	(4,741)
Long-term deferred liabilities, net	$118,886	$108,135

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2010, 2009, and 2008 is as follows (in thousands):

Unrecognized Tax Benefits:	2010	2009	2008
Beginning Balance	$195	$195	$195
Additions based on tax positions related to the current year	-	-	-
Additions for tax positions of prior years	-	-	-
Reductions for tax positions of prior years	-	-	-
Lapse of statute of limitations	(195)	-	-
Settlements	-	-	-
Ending Balance	$-	$195	$195

Potential interest and penalties accruals and reversals related to unrecognized tax benefits were recognized as a component of income tax expense. With running of the statute of limitations, these accruals were no longer required at December 31, 2010. Accrued interest as of December 31, 2010 and 2009 was $0 and $78,000, respectively. Accrued penalties were $0 and $49,000 as of December 31, 2010 and 2009, respectively.

The Company files U.S. and state income tax returns with varying statutes of limitations. The 2007 through 2010 tax years generally remain subject to examination by the federal authority, and the 2006 through 2010 tax years generally remain subject to examination by state tax authorities. The Company does not believe the unrecognized tax benefits will change significantly over the next 12 months.

5. Commitments and Contingencies

a. Purchase Commitments

The Company's purchase commitment in 2011 for revenue equipment, net of equipment trades, is approximately $129 million. The Company generally has the option to cancel with advanced notice ranging from 9 weeks to 90 days prior to scheduled production.

b. Investment Commitments

In 2003, the Company signed a partnership agreement with Transportation Resource Partners (TRP), a company that makes privately negotiated equity investments. Per the original partnership agreement, the Company committed to invest $5.0 million to TRP. In 2006, the Company increased the commitment amount to $5.5 million. The carrying value of the Company's investment in TRP was $2.1 million and $3.7 million at December 31, 2010 and 2009, respectively. The unfunded commitment to TRP has expired.

In the fourth quarter of 2008, the Company formed Knight Capital Growth, LLC and committed $15.0 million to invest in a new partnership managed and operated by the managers and principals of TRP. The new partnership, Transportation Resource Partners III, LP ("TRP III"), is focused on similar investment opportunities as TRP. As of December 31, 2010, the Company has contributed approximately $3.0 million to TRP III, leaving an outstanding commitment of $12.0 million as of December 31, 2010.

c. Operating Leases

The Company periodically leases certain service center building facilities under non-cancelable operating leases. Rental expense for these facilities is included as an operating expense under "Miscellaneous operating expenses" on the Company's consolidated statements of income. The Company also has communication equipment agreements under non-cancelable operating leases. The lease terms for the communication equipment will expire in 2012.

Periodically the Company leases certain revenue equipment under non-cancelable operating leases. Rental expense for these leases is reflected as an operating expense under "Lease expense - revenue equipment" on the Company's consolidated statements of income. The Company did not lease any revenue equipment in 2010 or 2009.

Rent expense under operating leases was approximately $2.3 million, $1.9 million, and $1.8 million for the year ended December 31, 2010, 2009, and 2008, respectively.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2010 are as follows:

Year Ending December 31,	Amount (in thousands)
2011	$2,604
2012	1,287
2013	1,186
2014	1,267
2015	726
Total	$7,070

d. Other

The Company is involved in certain claims and pending litigation arising in the normal course of business. These proceedings primarily involve claims for personal injury or property damage incurred in the transportation of freight or for personnel matters. The Company maintains insurance to cover liabilities arising from the transportation of freight in amounts in excess of self-insurance retentions, and accrues for estimated self-insured claims liabilities as described in Note 6. Based on present knowledge of the facts and, in certain cases, advice of outside counsel, management believes the resolution of claims and pending litigation, taking into account existing reserves, will not have a materially adverse effect on the Company's financial position or results of operations.

The Company also is involved in certain class action litigation in which the plaintiffs allege claims for failure to provide meal and rest breaks, unpaid wages, unauthorized deductions and other items. Based on its knowledge of the facts and advice of outside counsel, management does not believe the outcome of the litigation is likely to have a materially adverse effect on the Company's financial position or results of operations. However, the final disposition of these matters and the impact of such final dispositions cannot be determined at this time.

6. Claims Accrual

The primary claims arising for the Company consist of auto liability (personal injury and property damage), cargo liability, collision, comprehensive and workers' compensation. The Company is insured against auto liability claims under a self-insured retention ("SIR") policy with retention ranging from $1.0 million to $2.0 million per occurrence depending on the applicable policy year. For the policy year from February 1, 2007 to January 31, 2008, the Company was self-insured for personal injury and property damage liability, cargo liability, collision and comprehensive, with a SIR level of $1.5 million per occurrence, and was also responsible for an additional $1.5 million in "aggregate" losses for claims that exceed the $1.5 million SIR. For the policy year from February 1, 2008 to January 31, 2009, the Company's SIR and its responsibility for the additional "aggregate" losses was reduced to $1.0 million. For the policy year from February 1, 2009 to January 31, 2010, the Company's SIR was increased back to $1.5 million, with no responsibility for additional "aggregate" losses. For the policy year February 1, 2010 to January 31, 2011 the Company's SIR remained constant at $1.5 million with no responsibility for additional "aggregate" losses. For the policy year February 1, 2011 to January 31, 2012 the Company's SIR is $2.0 million with no responsibility for additional "aggregate" losses. The Company also is self-insured for workers' compensation, with self-retention level of a maximum $500,000 per occurrence. The Company establishes reserves to cover these self-insured liabilities and maintains insurance to cover liabilities in excess of those amounts. The Company's insurance policies provided for excess personal injury and property damage liability up to a total of $55.0 million per occurrence.

The Company also maintains excess coverage for employee medical expenses and hospitalization. The self- retention amount for employee medical health was $225,000 per claimant for 2010 and will remain at this amount for 2011.

The Company's claims reserves are classified separately between current and long-term in the balance sheet. The current and long-term balance of the Company's claims reserves at December 31, 2010 and 2009 are as follows:

	2010	2009
	(In thousands)	
Auto reserves	$12,648	$15,505
Workers' compensation reserves	10,011	9,933
Employee medical reserves	1,352	1,281
Total reserves	$24,011	$26,719
Current portion	$13,843	$14,298
Long-term portion	$10,168	$12,421

A reconciliation of the beginning and ending amount of the Company's claims reserves for the years ended December 31, 2010 and 2009 is as follows:

	2010	2009
	(In thousands)	
Beginning Balance	$26,719	$30,475
Provisions recorded	41,245	38,006
Claims paid and direct expenses	(43,953)	(41,762)
Long-term portion	$24,011	$26,719

Provision recorded for the year ended December 31, 2010 are comprised of $25.1 million for insurance and claims expense, and $7.9 million for workers' compensation expense, and $8.2 million for medical expense, both of which are included in salaries, wages and benefits. Provisions recorded for the year ended December 31, 2009 are comprised of $22.1 million for insurance and claims expense, $8.1 million for workers' compensation expense, and $7.8 million for medical expense.

7. Related Party Transactions

In September 2005, the Company sold 100% of its investment interest in Concentrek. In April 1999, the Company acquired a 17% interest in Concentrek and Randy, Kevin, Gary, and Keith Knight, and members of Concentrek's management, owned the remaining 83%. The Company made loans to Concentrek to fund start-up costs. The Company received proceeds from the sale that satisfied all outstanding loans and investments in Concentrek, resulting in a net gain of approximately $600,000 in 2005. Subsequent to the sale of Concentrek in 2005, the Company received $718,000, $225,000 and $188,000 from Concentrek as an earn-out in 2010, 2008 and 2007, respectively. No earn-out was received in 2009.

The Company has provided general business loans to US West Agriculture Exporters, LLC, a company that transacts business with our drayage operation, and in which Larry Knight is a 33% stockholder. Larry Knight is an employee of the Company and the brother of Kevin Knight and Keith Knight, our Chief Executive Officer and Chief Operating Officer, respectively. On April 29, 2010, the Company entered into an agreement with US West Agriculture Exporters, LLC to consolidate the business loan and interest into one single promissory note bearing interest at 5% per annum. The new agreement extends the repayment date to September 2012, with installments due quarterly. The loan balance and interest due from US West Agriculture Exporters, LLC at December 31, 2010, was approximately $3,038,000, compared to $3,944,000 at December 31, 2009. The related party notes and interest receivable have been reclassified from Notes Receivable and presented as a separate line in the consolidated balance sheet as of December 31, 2009 to conform to the current year presentation. The Company also provided transportation services to US West Agriculture Exporters, LLC. Total freight revenue for this entity was approximately $1,871,000 and $663,000 for the years ended December 31, 2010 and 2009, respectively. The receivables balance for transportation services provided to US West Agriculture Exporters, LLC was approximately $302,000 and $469,000 as of December 31, 2010 and 2009, respectively, which is included within the "Accounts receivables, net of allowance for doubtful accounts" line of our consolidated balance sheets. As of December 31, 2010, US West Agriculture Exporters LLC has discontinued operations. The loan to US West Agriculture Exporters LLC is secured by guaranties of the members of US West Agriculture Exporters LLC. We are currently working with US West Agriculture Exporters LLC regarding the repayment of the outstanding balance of the loan. Based on its knowledge of the facts, management believes it will recover the entire outstanding principal balance of the loan and accrued interest.

8. Shareholders' Equity

During 2010, 2009, and 2008, certain non-employee Board of Director members received annual director fees through the issuance of common stock in equivalent shares. The table below reflects this activity for the years as presented.

	2010	2009	2008
Annual director fees paid through stock issuance	$112,489	$112,472	$134,966
Shares of Common stock issued	5,555	6,340	7,806

9. Stock Based Compensation and Employee Benefit Plans

a. Stock-Based Compensation

Since 1994, the Company has maintained a stock option plan for the benefit of its officers, employees, and directors. At December 31, 2010, the Company had one stock-based employee compensation plan known as the Knight Transportation, Inc. Amended and Restated 2003 Stock Option and Equity Compensation Plan (the "2003 Plan"). The Company's shareholders approved the 2003 Plan at the annual meeting of shareholders in May 2003 and approved the amendment and restatement of the 2003 Plan at the annual meeting of shareholders in May 2009. All issued and outstanding shares under the previous plan remain in effect, but no further shares will be granted under that plan.

The 2003 Plan is administered by the Compensation Committee of the Board of Directors (the "Compensation Committee"). The Compensation Committee has discretion to determine the number of shares subject to option and the terms and conditions of each option, subject to the general limitations of the 2003 Plan, but no single option may exceed 650,000 shares in any calendar year. The Compensation Committee may award incentive stock options, non-qualified stock options, restricted stock grants, and stock appreciation rights to employees and officers. Incentive stock options are designed to comply with the applicable provisions of the Internal Revenue Code (the Code) and are subject to restrictions within the Code. Vesting schedules for options are set by the Compensation Committee and the term of a stock option may not exceed ten years. Stock options must be granted with exercise price equal to fair value, which is equal to the closing price of the stock on the date the option is granted, as reported by the New York Stock Exchange. Stock options are subject to a vesting schedule that is set by the Compensation Committee and the schedule generally ranges from three to eight years. Most stock options cannot be exercised until three years after the date of grant and are forfeited upon termination of employment for reasons other than death, disability, or retirement. The exercise price of stock options granted may not be modified without shareholder approval. The 2003 Plan originally reserved 1.5 million shares for the grant of options, as adjusted for stock splits. In 2005, the Board of Directors and shareholders authorized an increase in the number of shares reserved for the issuance of stock options to 6.0 million shares, as adjusted for stock splits. In 2008, the Board of Directors and shareholders authorized an increase in the number of shares reserved for the issuance of stock options to 9.0 million shares, of which 200,000 shares have been reserved for issuance to outside directors. In 2009, the Board of Directors and shareholders approved an amendment and restatement of the 2003 Plan to provide, among other things, additional terms and administrative procedures applicable to restricted stock grants and to authorize the issuance of stock appreciation rights. The 2003 Plan will terminate on February 5, 2013.

From 2003 to 2006, independent directors received automatic grants of non-qualified stock options upon joining the Board of Directors and annually thereafter. In 2007, Company's Board of Directors adopted a new compensation structure for independent directors, whereby the practice of making automatic grants to independent directors was discontinued. Under the new structure, effective February 2007, independent directors receive annual compensation that is payable 50% in cash and 50% in Common Stock.

Stock-based compensation charges were approximately $6.7 million, $3.3 million, and $3.4 million for the years ended December 31, 2010, 2009, and 2008, respectively, which reduced income from operations accordingly. Stock-based compensation expense recognized is based on awards ultimately expected to vest and has been reduced for estimated forfeitures. ASC 718 Stock Compensation requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company received $4.2 million, $2.6 million, and $2.4 million in cash from the exercise of stock options during the years ended December 31, 2010, 2009 and 2008, respectively. The excess tax benefit realized for the tax deductions from the exercise of options of the share-based payment arrangements for the year ended December 31, 2010, was approximately $0.5 million, compared to $0.4 million for the same period in 2009. The actual tax benefit realized in 2010 also decreased cash provided by operating activities, and increased cash provided by financing activities by the same amount. Pursuant to ASC 718-10 prior period amounts have not been restated.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option valuation model. Listed below are the weighted average assumptions used for the fair value computation:

	Year Ended December 31,		
	2010	2009	2008
Dividend yield [(1)]	1.21%	1.20%	0.84%
Expected volatility [(2)]	34.60%	38.11%	37.80%
Risk-free interest rate [(3)]	2.10%	2.01%	3.10%
Expected terms [(4)]	4.92 years	5.17 years	5.59 years
Weighted average fair value of options granted	$5.58	$4.37	$5.53

(1) The dividend yield is based on the Company's historical experience and future expectation of dividend payouts.
(2) The Company analyzed the volatility of its stock using historical data for the most recent rolling seven years to estimate expected volatility.
(3) The risk-free interest rate assumption is based on U.S. Treasury securities at a constant maturity with a maturity period that most closely resembles the expected term of the stock option award.
(4) The expected terms of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and has been determined based on historical experience for the most recent rolling seven years.

As of December 31, 2010, there was $8.0 million of unrecognized compensation cost related to unvested stock option compensation awards granted under the 2003 Plan and our prior stock option plan. That cost is expected to be recognized over a weighted-average period of 2.4 years, and a total period of seven years.

A summary of the award activity for the years ended December 31, 2010, 2009, and 2008 is presented below:

	2010		2009		2008	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	4,383,643	$15.05	4,993,691	$14.69	4,182,780	$14.06
Granted	241,200	$18.85	12,500	$13.31	1,390,902	$15.64
Exercised	(386,137)	$10.86	(301,697)	$8.50	(268,211)	$8.80
Forfeited and Expired	(94,230)	$15.94	(320,851)	$15.12	(311,780)	$15.49
Outstanding at end of year	4,144,476	$15.68	4,383,643	$15.05	4,993,691	$14.69
Vested and exercisable at end of year	2,052,545	$14.87	1,982,595	$13.97	1,860,183	$12.85
Weighted average fair value of options granted during the period		$5.58		$4.37		$5.53

As of December 31, 2010, the number of options that were currently vested and expected to become vested was 4,114,350. These options have a weighted-average exercise price of $15.64, a weighted-average contractual remaining term of 5.54 years, and an aggregate intrinsic value of $13.9 million.

The following table summarizes information about stock options to purchase the Company's common stock at December 31, 2010:

Range of Exercise Prices	Shares Outstanding	Weighted Avg. Contractual Years Remaining	Weighted Avg. Exercise Price Per Share	Number Vested and Exercisable	Weighted Avg. Exercise Price Per Share for Vested and Exercisable
$2.11 - 4.21	-	-	-	-	-
$4.22 - 8.42	56,637	0.71	$4.89	56,637	$4.89
$8.43 - 10.52	101,129	1.61	$8.79	97,889	$8.74
$10.53 - 12.63	451,074	3.13	$11.30	380,087	$11.45
$12.64 - 14.73	258,670	4.48	$14.43	116,955	$14.48
$14.74 - 16.84	1,624,864	5.74	$15.27	858,223	$15.67
$16.85 - 18.94	1,615,602	6.67	$18.15	524,504	$18.18
$18.95 - 21.05	36,500	5.87	$19.99	18,250	$20.00
Overall Total	4,144,476	5.57	$15.65	2,052,545	$14.87

The total intrinsic value of options exercised during the twelve-month period was $3.6 million, $2.6 million, and $2.5 million in 2010, 2009, and 2008, respectively. Based on the market price as of December 31, 2010, the total intrinsic value of options outstanding as of the end of the current reporting period is approximately $13.9 million, and the total intrinsic value of options exercisable as of December 31, 2010, is approximately $8.5 million. The weighted average remaining contracted life as of December 31, 2010 for vested and exercisable options is 5.09 years.

In 2009, the Company issued 1,409,500 restricted stock units (RSUs) under the amended 2003 Plan to its employees. This is a service based award that will vest gradually over a 13 year period, beginning January 31, 2011. The market value of the shares granted were based on the market closing price on grant date, which ranges from $16.04 to $17.01 for the RSUs granted in 2009. In 2010, the Company issued 15,560 RSUs with market value of $19.28 per share based on closing market price on the date of issuance. Stock compensation expense for these RSUs are being amortized using the straight-line method over the vesting period. As of December 31, 2010, the Company had approximately $20.1 million of unrecognized compensation expense related to restricted stock awards, which will be recognized over a weighted average period of 6.54 years.

The following tables summarize the Company's restricted stock award activity for the fiscal year ended December 31, 2010:

	2010		2009	
	Number of Restricted Stock Awards	Weighted Average Grant Date Fair Value	Number of Restricted Stock Awards	Weighted Average Grant Date Fair Value
Unvested at January 1, 2010	1,409,500	$16.08	-	-
Granted	15,560	$19.28	1,409,500	$16.08
Vested	(30,000)	$16.04	-	-
Forfeited and Expired	(30,500)	$16.32	-	-
Outstanding (unvested) at end of year	1,364,560	$16.11	1,409,500	$16.08

Under the Company's amended 2003 Plan, equity awards become fully vested upon the death or disability of the employee. One senior officer of the Company passed away in 2010, resulting in the vesting of 30,000 shares of restricted stock units in 2010 under the plan. During the fourth quarter of 2010, the Company recognized a $2.5 million pre-tax ($2.0 million after-tax) stock compensation charge for the accelerated vesting of such restricted stock units and for an adjustment to the straight-line expense recognition of share-based payment awards as prescribed in ASC 718.

b. 401(k) Profit Sharing Plan

The Company has a 401(k) profit sharing plan (the Plan) for all employees who are 19 years of age or older and have completed one year of service with the Company. The Plan provides for a mandatory matching contribution equal to 50% of the amount of the employee's salary deduction not to exceed $850 annually per employee. The Plan also provides for a discretionary matching contribution. In 2010, 2009, and 2008, there were no discretionary contributions. Employees' rights to employer contributions vest after five years from their date of employment. The Company's mandatory matching contribution was approximately $298,000, $325,000, and $381,000 in 2010, 2009, and 2008, respectively. The Company increased the mandatory matching contribution from $625 to $850 annually per employee on January 1, 2006.

10. Quarterly Financial Data (unaudited)

The following table sets forth certain unaudited information about the Company's revenue and results of operations on a quarterly basis for 2010 and 2009 (amount in thousands, except per share data):

	2010			
	Mar 31	June 30	Sept 30	Dec 31
Revenue, before fuel surcharge	$140,316	$155,290	$162,066	$157,982
Income from operations	$18,580	$25,996	$27,184	$23,455
Net income attributable to Knight	$12,344	$15,836	$16,651	$14,241
Earnings per common share:				
Basic	$0.15	$0.19	$0.20	$0.17
Diluted	$0.15	$0.19	$0.20	$0.17

	2009			
	Mar 31	June 30	Sept 30	Dec 31
Revenue, before fuel surcharge	$133,129	$144,261	$150,190	$143,916
Income from operations	$19,449	$20,786	$20,734	$21,028
Net income	$11,744	$12,567	$13,108	$13,144
Earnings per common share:				
Basic	$0.14	$0.15	$0.16	$0.16
Diluted	$0.14	$0.15	$0.16	$0.16

11. Company Share Repurchase Program

On November 8, 2007, the Company's Board of Directors unanimously authorized the repurchase of up to 3.0 million shares of the Company's Common Stock. The repurchase authorization was to remain in effect until the share limit was reached or the program was terminated. This authorization has expired as the Company reached the share limit in 2008. Under the Company's share repurchase program, repurchased shares are constructively retired and returned to unissued status.

On November 13, 2008, the Company's Board of Directors unanimously authorized an additional repurchase of up 3.0 million shares of the Company's Common Stock. The repurchase authorization will remain in effect until the share limit is reached or the program is terminated. The repurchase authorization is intended to afford the Company the flexibility to acquire shares opportunistically in future periods and does not indicate an intention to repurchase any particular number of shares within a definite timeframe. Any repurchases would be effected based upon share price and market conditions.

In 2008, the Company repurchased a total of 3,590,044 shares under both authorizations for approximately $53.6 million. In the first quarter of 2009, the company purchased 389,000 shares of the Company's common stock in the open market for approximately $4.9 million. The shares acquired have been retired and are available for future issuance.

We have not purchased any shares since the first quarter of 2009. As of December 31, 2010, there were 2,020,956 shares remaining for future purchases under our repurchase program. The repurchase authorization will remain in effect until the share limit is reached or the program is terminated.

12. Comprehensive Income

The components of comprehensive income for the periods noted were as follows:

	Amount in Thousands For the Year ended December 31		
	2010	2009	2008
Net income attributable to Knight Transportation	$59,072	$50,563	$56,261
Other comprehensive income:			
Net unrealized gains from available-for-sale securities	7	-	-
Total comprehensive income	$59,079	$50,563	$56,261

SCHEDULE II

Valuation and Qualifying Accounts and Reserves
For the Years Ended December 31, 2010, 2009 and 2008
(In thousands)

	Balance at Beginning of Period	Expense Recorded	Bad Debt Write-offs	Balance at End of Period
Allowance for doubtful trade receivables:				
Year ended December 31, 2010	$3,204	$932	$(1,781)	$2,355
Year ended December 31, 2009	$4,317	$1,919	$(3,032)	$3,204
Year ended December 31, 2008	$2,429	$3,403	$(1,515)	$4,317
Allowance for doubtful notes receivable:				
Year ended December 31, 2010	$298	$621	$(439)	$480
Year ended December 31, 2009	$93	$914	$(709)	$298
Year ended December 31, 2008	$79	$177	$(163)	$93

KNIGHT TRANSPORTATION, INC. STOCK PERFORMANCE GRAPH

The following graph compares the cumulative total of shareholder return of our common stock with the cumulative total shareholder return of New York Stock Exchange Companies (U.S. Companies) and Nasdaq Trucking & Transportation Stocks for the period commencing December 31, 2005, and ending December 31, 2010. The graph assumes $100 was invested on December 31, 2005 and that all dividends were reinvested. *The stock performance graph shall not be deemed to be incorporated by reference into any filing made by us under the Securities Act or the Exchange Act, notwithstanding any general statement contained in any such filings incorporating the graph by reference, except to the extent we incorporate such graph by specific reference.*

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Knight Transportation Inc., the NYSE Composite Index and the NASDAQ Transportation Index



$140
$120
$100
$80
$60
$40
$20
$0
12/05
12/06
12/07
12/08
12/09
12/10
Knight Transportation Inc.
NYSE Composite
NASDAQ Trucking & Transportation

*$100 invested on 12/31/05 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/05	12/06	12/07	12/08	12/09	12/10
Knight Transportation Inc.	**100.00**	**82.69**	**72.28**	**79.38**	**96.11**	**99.54**
NYSE Composite	**100.00**	**120.47**	**131.15**	**79.67**	**102.20**	**115.87**
NASDAQ Trucking & Transportation	**100.00**	**111.57**	**117.39**	**88.90**	**91.15**	**117.01**

Source: Research Data Group, Inc.

LEADERSHIP INFORMATION

Board of Directors

Name of Board Member	Position with Knight Transportation, Inc. and other companies
Kevin P. Knight	Chairman of the Board and Chief Executive Officer of Knight Transportation, Inc.; Director and member of the Executive Committee of the American Trucking Associations
Gary J. Knight	Vice Chairman of the Board of Knight Transportation, Inc.; Former President of Knight Transportation, Inc.
Randy Knight	Vice Chairman of the Board of Knight Transportation, Inc.; Director of Biltmore Bank of Arizona; Former Chairman of the Board of Knight Transportation, Inc.
Donald A. Bliss	Director of Western and Southern Life Insurance Company and Biltmore Bank of Arizona
Michael Garnreiter	Managing Director with Fenix Financial Forensics LLC; Director of Taser International, Inc., Amtech Systems, Inc., and IA Global, Inc.
Richard J. Lehmann	Chairman of Bank Capital Corporation, the holding company for the Biltmore Bank of Arizona; Director of the Biltmore Bank of Arizona, TGen Foundation, and Mayo Advisory Board; and the Board of Trustees at Thunderbird, The Garvin School of International Management
G.D. Madden	President of Madden Partners
Kathryn L. Munro	Principal of BridgeWest, LLC; Director of Flow International Corporation, Pinnacle West Capital Corporation, and Premera

Executive Officers and Significant Employees

Name	Position
Kevin P. Knight	Chairman of the Board and Chief Executive Officer
Gary J. Knight	Vice Chairman of the Board
Randy Knight	Vice Chairman of the Board
Keith T. Knight	Chief Operating Officer
David A. Jackson	President and Chief Financial Officer
Kevin Quast	Executive Vice President and Chief Operations Officer
James E. Updike, Jr.	Executive Vice President of Sales and Marketing
Adam Miller	Senior Vice President of Accounting and Finance, Secretary, and Treasurer
Michael K. Liu	President of Knight Transportation – Dry Van
Erick Kutter	President of Knight Refrigerated, LLC
Greg Ritter	President of Knight Brokerage, LLC
Robert Papworth	President of Knight Intermodal

CORPORATE INFORMATION

Knight Transportation Shares:

Shares of Common Stock are listed on the New York Stock Exchange ("NYSE") with the ticker symbol KNX. As of March 31, 2011, there were approximately 63 registered holders of the Company's Common Stock, and on that date the closing price was $19.25.

Transfer Agent and Registrar:

Please direct communications regarding individual stock records and address changes to BNY Mellon Shareowner Services at P.O. Box 358010, Pittsburgh, Pennsylvania 15252 or via phone at 1-877-289-7098. Alternatively, you can access your account information on-line at http://www.bnymellon.com/shareowner/isd.

Investor Relations:

For information or assistance please write: Knight Transportation, Inc., C/O Investor Relations, 5601 West Buckeye Road, Phoenix, AZ 85043, or call 602-606-6349.

Independent Registered Public Accounting Firm:

Grant Thornton LLP, 2398 E. Camelback Road, Suite 600, Phoenix, AZ 85016

Corporate Counsel:

Ryley, Carlock & Applewhite, One North Central, Suite 1200, Phoenix, AZ 85004

Securities Counsel:

Scudder Law Firm, P.C., L.L.O., 411 S. 13th St., Second Floor, Lincoln, NE 68508

Corporate Headquarters:

Our corporate headquarters is located at 5601 W. Buckeye Road, Phoenix, AZ 85043

Certifications:

On March 1, 2011, the Company filed its Sarbanes-Oxley Section 302 Certifications as exhibits to the Company's Report on Form 10-K for the period ended December 31, 2010.